     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               RMS NETWORKS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    4833                                   65-0669140
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                   Identification No.)

                            ------------------------

                      633 SOUTH FEDERAL HIGHWAY, 4TH FLOOR
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 525-6464
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------
                                 JASON M. KATES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               RMS NETWORKS, INC.
                      633 SOUTH FEDERAL HIGHWAY, 4TH FLOOR
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 525-6464
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         VALERIE FORD JACOB, ESQ.                     STEVEN R. FINLEY, ESQ.
 Fried, Frank, Harris, Shriver & Jacobson          Gibson, Dunn & Crutcher LLP
            One New York Plaza                           200 Park Avenue
         New York, New York 10004                    New York, New York 10166
              (212) 859-8000                              (212) 351-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. / / _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF SECURITIES                AGGREGATE OFFERING        AMOUNT OF
                      TO BE REGISTERED                             PRICE(1)         REGISTRATION FEE
Common Stock, $0.01 par value per share.....................      $75,000,000            $19,800

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED APRIL 5, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                        SHARES

                                   [LOGO]

                                 COMMON STOCK
                                $    PER SHARE
----------------------------------------------------------------------------

This is an initial public offering of common stock of RMS Networks, Inc. We
are offering             shares. We expect that the price to the public in
the offering will be between $   and $   per share.

We have applied to include the common stock on the Nasdaq National Market under the symbol "RMSN."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                                                           PER SHARE             TOTAL
                                                       ------------------  ------------------
Price to the public..................................  $                   $
Underwriting discount................................
Proceeds to RMS......................................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

-----------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
CIBC WORLD MARKETS
                              ROBERTSON STEPHENS
                                                   PRUDENTIAL VOLPE TECHNOLOGY

                                                  A UNIT OF PRUDENTIAL
                                                  SECURITIES

                The date of this prospectus is        , 2000.

    [GRAPHICS TO INCLUDE VARIOUS ILLUSTRATIONS OF RMS NETWORKS PRODUCTS]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    5
Risk Factors................................................   11
Forward-Looking Statements..................................   26
Use of Proceeds.............................................   27
Dividend Policy.............................................   27
Capitalization..............................................   28
Dilution....................................................   29
Selected Consolidated Financial Data........................   30
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   32
Business....................................................   39
Management..................................................   52
Certain Transactions........................................   65
Principal Stockholders......................................   67
Description of Capital Stock................................   69
Shares Eligible for Future Sale.............................   73
United States Tax Consequences to Non-United States
  Holders...................................................   76
Underwriting................................................   79
Notice to Canadian Residents................................   82
Legal Matters...............................................   83
Experts.....................................................   83
Where You Can Find More Information.........................   83
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

Our principal executive offices are located at 633 South Federal Highway, 4th Floor, Fort Lauderdale, Florida 33301. Our telephone number is (954) 525-6464. Our website address is WWW.RMSNETWORKS.COM. Information contained on our website is not a part of this prospectus.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Prior to completion of this offering we will effect a       for       stock
split. All common share numbers in this prospectus reflect the stock split.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

Data included in this prospectus regarding the estimated audience size of our networks is based on data provided to us by our customers or derived by us from industry sources. We believe that this data is reliable but have not independently verified the information they have provided to us. Data included in this prospectus regarding the estimated number of stores in specific retail industries is based on 1997 census data, prepared by the U.S. Census Bureau, which was issued in December 1999. Data regarding consumer purchase decisions is based on the 1995 Consumer Buying Habits Study prepared by the Point of Purchase Advertising Institute in conjunction with Meyers Research Center, the 1997/98 POPAI Europe Consumer Buying Habits Study prepared by the Point of Purchase Advertising Institute and Retail Marketing In-Store Services Limited and the March 2000 Pilot Study in Preparation for a Worldwide Industry Initiative, developed by POPAI, the Advertising Research Foundation and Prime Consulting Group, Inc.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL INFORMATION AND RELATED NOTES, BEFORE INVESTING IN OUR COMMON STOCK. THE TERMS "WE," "US," "OUR," "OUR COMPANY" AND "RMS" AS USED IN THIS PROSPECTUS REFER TO RMS NETWORKS, INC. AND ITS SUBSIDIARIES AS A COMBINED ENTITY, EXCEPT WHERE THE CONTEXT REQUIRES OTHERWISE.

                               RMS NETWORKS, INC.

OUR BUSINESS

We are a premier provider of point-of-purchase advertising and information distributed by broadband satellite networks. Through our relationships with retailers, we provide advertisers with a platform to direct advertising at targeted consumers. Retailers use our broadband networks to enhance their in-store environments with entertaining and informative audio-visual programming that is designed to increase the duration of shopping visits and result in increased sales. Our programming consists of broadcast-quality, full motion video and high quality sound delivered through strategically placed monitors in retail locations. By delivering programming at the point of purchase, we enable advertisers and retailers to efficiently engage customers where the most important purchase decisions are made. Our networks were installed at more than 2,300 locations in 49 states in the United States as of February 29, 2000, an increase from 37 locations in 20 states at March 31, 1999. We estimate that our networks currently reach an average of approximately 750,000 consumers each day.

We offer retailers fully-installed turnkey systems consisting of video monitors, audio components, digital video servers, satellite receivers and proprietary software that receive and transmit our programming. Our technology allows programming and advertising to be customized to the specific needs of a retailer based on location, customer preferences, product availability, current events and other retailer needs. Broadband satellite technology, integrated with our proprietary software, enables us to add, delete or rotate programming segments in real-time via satellite and to verify network statistics necessary to monitor advertising on our networks. We have entered into a service agreement with Spacenet Inc., a U.S. subsidiary of Gilat Satellite Networks Ltd., in which Spacenet has agreed to provide satellite service for our broadband networks and to install, maintain and finance a significant portion of our equipment.

Our technology, combined with our relationships with retailers such as Advance Auto Parts and The Sports Authority, enables us to offer what we believe is one of the most effective advertising mediums currently available at the point of purchase. Studies show that advertising and product demonstrations at the point of purchase can significantly influence which products a consumer buys. Our networks are designed to encourage consumers to remain in retail stores longer, make return visits and increase their product purchases. By providing audio-visual programming targeted to clearly defined demographic groups, we believe that we offer advertisers an efficient and cost-effective advertising medium.

We can also reinforce advertisers' and retailers' relationships with consumers through additional channels such as the Internet and e-mail. We develop tailored Internet strategies for retailers by designing and maintaining websites with content that largely parallels the presentation on our video networks. Each network's website can be specifically designed to integrate in-store video segments and product advertisements with related news, product promotions and additional web content.

We produce our network programming using video segments that we create ourselves or that we obtain from various programming suppliers, including CNN, E! Entertainment, Fox, Time Warner and Ziff Davis. We design our programming to provide relevant and entertaining information tailored to the demographic audience of specific retailers. We update our programming on a daily or weekly basis in order to keep it fresh and topical. Programming represents approximately 60% of the airtime on our networks, with the remaining 40% reserved for advertising.

We typically target retail industries with high consumer traffic, multiple retail outlets, a concentrated base of advertisers and a large number of stock keeping units, or SKUs. Our strategy is to install our broadband networks in both national and regional chains as well as in independent stores. To date, we have created networks in the following industries:

  - PHARMACIES. We launched the PharmaSee Network in July 1999 and, as of February 29, 2000, we provided this network to more than 740 independent pharmacies with an average audience we estimate to be 110,000 consumers each day. Programming on the network is also available on our related website, WWW.PHARMASEE.COM. We have entered into an exclusive licensing agreement to make the PharmaSee Network available to members of the National Community Pharmacists Association, or NCPA, the largest association of independent pharmacists in the United States. In addition, we have entered into an agreement to launch a custom version of the PharmaSee Network at five pharmacies run by Albertson's, Inc., which operates more than 2,600 pharmacies nationwide. We have agreed with Albertson's to work towards a definitive agreement to install and transmit the network in all of the Albertson's family of drug stores, including its Sav-On, Osco, Albertson's and Acme locations. There are more than 40,000 pharmacies and drug stores in the United States.

  - AUTO PARTS. We launched the Advance Auto Parts Network in April 1999 and provide this network to stores operated by Advance Auto Parts, the second largest auto parts retailer in the United States with more than 1,600 stores in 37 states. As of February 29, 2000, this network supported more than 1,550 Advance Auto Parts stores with an estimated average audience of 620,000 consumers each day.

  - SPORTING GOODS. We launched our sporting goods network in January 2000 and have entered into an agreement with The Sports Authority, a leading U.S. sporting goods retailer, to expand the network to all of The Sports Authority's nearly 200 stores nationwide. The network is currently provided at three Sports Authority locations. There are more than 15,000 sporting goods stores in the United States.

  - BEER, WINE AND SPIRITS. BEVision, our network for beer, wine and spirits retailers, is currently under contract to be installed at more than 280 independent beer, wine and spirits stores. We have also entered into an agreement to provide BEVision at five stores operated by ABC Liquors, Inc., which has an option to expand the network to all of its 150 stores after a two-month trial period. We began the production of programming for this network in January 2000. We expect to begin installing equipment for this network and to launch a related website, WWW.BEVISION.NET, during the second quarter of 2000. We also have an arrangement with the National Association of Beverage Retailers in which the association has agreed to actively promote our services to all of its members. There are more than 25,000 beer, wine and spirits stores in the United States.

Our networks' digital broadband platform can be adapted to support a variety of complementary services. For example, retailers use our networks to deliver training and product information to in-store employees and the networks can be adapted for company-wide corporate communications or live events. Our networks are also capable of supporting two-way broadband communications and future commercial data transmission services, including the transmission of retail inventory and credit card data.

MARKET OPPORTUNITY

Our strategy is to obtain an increasing percentage of companies' advertising budgets. Approximately $255 billion was spent on U.S. advertising in 1998 and U.S. advertising sales are expected to reach approximately $365 billion in 2003, according to Veronis Suhler. The advertising industry is diverse and includes television, newspapers, magazines, radio, specialty media, the Internet, billboards, direct mail and telephone directories.

Advertisers are increasingly seeking to diversify their advertising. According to Veronis Suhler, spending on specialty media was $105.7 billion in 1998 and is estimated to reach $149.3 billion in 2003. Specialty media consists of consumer promotion, business to business promotion, direct mail and sponsorships. Consumer promotion includes point-of-purchase materials and retail displays, premiums, promotional licensing, product sampling and in-store marketing. Veronis Suhler estimates that consumer promotion spending totaled $25.3 billion in 1998 and will reach approximately $31.8 billion in 2003. Our broadband satellite networks offer advertisers and retailers a unique, technologically advanced advertising solution which we believe is one of the most effective advertising mediums available in retail locations.

COMPETITIVE STRENGTHS

We provide the following key benefits to advertisers:

  - access to consumers at the point of purchase;

  - ability to access large numbers of consumers and to target specific audience demographics;

  - a cost-effective advertising medium;

  - integrated advertising across video and Internet media;

  - technologically advanced, full motion, broadcast-quality advertising; and

  - customized and timely advertising.

We provide the following key benefits to retailers:

  - a fully-installed turnkey system;

  - an enhanced shopping environment;

  - branded networks for specific retailers;

  - longer lengths of stay by consumers and an opportunity to enhance sales;

  - an ability to promote private label brands and influence brand and product selection; and

  - in-store employee training and product education.

BUSINESS STRATEGY

Our goal is to provide the leading point-of-purchase advertising medium available to advertisers. Key elements of our business strategy include:

  - capturing significant revenue and profits through our point-of-purchase advertising medium;

  - utilizing our broadband technological capabilities to deliver effective advertising solutions, including timely inventory management;

  - expanding current networks and developing new networks in order to extend the reach of our advertisers; and

  - pursuing ancillary revenue sources, including Internet access and credit card processing, utilizing our broadband platform.

                                  THE OFFERING

Common stock offered by us..................       shares

Common stock to be outstanding after this
  offering..................................       shares(1)

Use of proceeds.............................       We intend to use the proceeds of this
                                                   offering for working capital and general
                                                   corporate purposes, including the
                                                   development of new networks, the purchase of
                                                   network equipment and capital expenditures.
                                                   See "Use of Proceeds."

Proposed Nasdaq National Market symbol......       RMSN

------------------------

(1) The number of shares of common stock to be outstanding after this offering is estimated based on the number of shares outstanding as of February 29, 2000. This number excludes:

    -        shares subject to outstanding options at a weighted average
       exercise price of $      per share;

    - shares available for future issuance under our employee stock option plans;

    - shares that may be issued if the underwriters exercise their over-allotment option in full; and

    - shares subject to options that will be granted upon completion of this offering to the placement agent for our second 1999 private placement.

                         SUMMARY FINANCIAL INFORMATION

We present below our summary historical financial data. We derived the historical consolidated balance sheet data as of December 31, 1999 and the historical consolidated statement of operations data for each of the three years ended December 31, 1999 from our audited consolidated financial statements, which are included elsewhere in this prospectus. The statement of operations data for the period from May 29, 1996 (inception) to December 31, 1996 is derived from our audited financial statements which are not included in this prospectus.

                                               MAY 29, 1996
                                              (INCEPTION) TO      FISCAL YEAR ENDED DECEMBER 31,
                                               DECEMBER 31,    ------------------------------------
                                                   1996           1997         1998         1999
                                              --------------   ----------   ----------   ----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................    $       --     $      --    $     717    $    2,182
Operating expenses:
  Cost of revenue...........................            --            --          554         1,422
  Selling, general and administrative
    expenses................................            18            93          470         2,377
  Development expenses......................           161           686          218           638
  Loss on impairment of fixed assets........            --            --           --           262
                                                ----------     ----------   ----------   ----------
    Loss from operations....................          (179)         (779)        (525)       (2,517)
Other income (expense):
  Interest income...........................            --            11            2            29
  Interest expense..........................           (11)         (118)        (158)          (68)
                                                ----------     ----------   ----------   ----------
    Loss before income taxes................          (190)         (886)        (681)       (2,556)
Income taxes................................            --            --           --            --
                                                ----------     ----------   ----------   ----------
    Net loss................................    $     (190)    $    (886)   $    (681)   $   (2,556)
                                                ==========     ==========   ==========   ==========

NET LOSS PER COMMON SHARE:
  Basic and diluted.........................                   $   (0.18)   $   (0.13)   $    (0.39)
                                                               ==========   ==========   ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic and diluted.........................                   5,019,521    5,229,219     6,577,840
                                                               ==========   ==========   ==========

OTHER DATA:
EBITDA(1)...................................    $     (179)    $    (773)   $    (510)   $   (2,402)
Net cash provided by (used in):
  Operating activities......................          (120)         (557)        (340)       (1,749)
  Investing activities......................            --           (47)         (29)         (610)
  Financing activities......................           144           882          127        10,887
Capital expenditures........................            --           (47)         (29)         (520)

                       (CONTINUED ON THE FOLLOWING PAGE)

                                                                   DECEMBER 31, 1999
                                                              ---------------------------
                                                              HISTORICAL   AS ADJUSTED(2)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................    $8,588          $
  Working capital...........................................     7,986
  Total assets..............................................     9,809
  Total debt................................................        --            --
  Total stockholders' equity................................     8,735

------------------------

(1) EBITDA represents, for any period, loss from operations plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's operating results and cash flows and management believes that presentation of EBITDA is helpful to investors. However, EBITDA should not be considered as an alternative to net loss as a measure of our operating results or to cash flows as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used as a general measure of a company's operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(2) The as adjusted data gives effect to receipt of the net proceeds from the sale of shares of common stock offered by us in this offering at the assumed
    public offering price of $         per share, the mid-point of the range on
    the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by our company.

                                  RISK FACTORS

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK. THE RISKS DESCRIBED BELOW ARE INTENDED TO HIGHLIGHT RISKS THAT ARE SPECIFIC TO US BUT ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING RISKS THAT WE CURRENTLY DEEM IMMATERIAL OR RISKS TO COMPANIES THAT HAVE RECENTLY UNDERTAKEN INITIAL PUBLIC OFFERINGS, MAY ALSO IMPAIR OUR BUSINESS OR THE VALUE OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED SIGNIFICANT NET LOSSES SINCE INCEPTION, HAVE RECOGNIZED VERY LIMITED REVENUE, EXPECT TO INCUR LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.

Since our inception in May 1996, we have recognized limited revenue and have incurred significant losses. We incurred a net loss of approximately
$2.6 million during 1999 and a net loss of $0.7 million during 1998. We had revenue of $0.8 million and a net loss of $0.6 million in the quarter ended September 30, 1999 and revenue of $0.7 million and a net loss of $1.1 million in the quarter ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of $4.3 million. We expect to incur additional losses at least through 2002 and cannot assure you that we will ever be profitable. If we continue to incur net losses, the value of our common stock may decline sharply.

We expect to significantly increase our expenditures as we attempt to grow our business. In particular, we will need to spend significant amounts on equipment installations at retail locations before we are able to generate substantial revenue. In order to expand our broadband networks, we have agreed in some cases and may agree in the future to pay retailers to install our equipment and transmit our programming. Accordingly, we will need to generate a significant amount of revenue from advertising in order to become profitable and sustain profitability on a quarterly or annual basis. Our ability to achieve profitability will depend on a number of factors that are outside of our control, including:

  - the extent to which there is market acceptance of our networks by retailers and advertisers;

  - the continued success of existing networks, expansion of existing networks to additional retail locations and development of new networks in diverse industries;

  - whether competitors announce and develop competing or superior technologies or products;

  - our ability to manage our revenue, costs and capital expenditures; and

  - the health of the general economy.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND TRENDS THAT AFFECT OUR BUSINESS.

We are in the early stages of our development and an evaluation of our future prospects is difficult. We were founded in May 1996 and launched the Planet TV Network with Planet Hollywood in early 1998. We launched the Advance Auto Parts Network and the PharmaSee Network in mid-1999, and our other networks have only recently commenced operations. We do not expect to generate revenue in connection with our newest networks, including BEVision and our networks with Albertson's and The Sports Authority, in the near term. We currently operate the Albertson's network pursuant to a short-term agreement that may not be extended in the future. In addition, ABC Liquors may not extend BEVision to all of its stores, and we are still in the process of expanding our sporting goods network to all of The Sports Authority's stores. Our historical financial and operating information is therefore of limited value in evaluating our company.

We are still in the process of developing and/or finalizing various aspects of our technology and service applications. In particular, we are working with Spacenet to finalize the store-and-forward technology to be used in our networks. Our new Spacenet installations currently utilize video streaming and will be converted to our new store-and-forward format upon its completion. Our store-and-forward technology is new and unproven in a widespread deployment and may need modifications in order to be successful. Technology and applications currently under development include:

  - integrating video monitors, which we expect will allow us to verify whether a video monitor in a store is turned on or off and to control the monitor's volume;

  - two-way satellite receivers that will enable us to actively verify and validate advertising statistics to better document advertising on our networks;

  - an interactive system in which network advertisements can vary automatically based on the inventory levels of particular products in a store; and

  - interactive touchscreen video monitors, which would enable consumers to interactively view video materials and retrieve product and other information.

Until we have finalized and fully tested these applications, we cannot assure you that they will all be successful. A delay in developing these applications would have an adverse effect on our business. If we fail to implement these initiatives successfully we will not be able to complete our business plan as we expect.

In addition, any evaluation of our business and prospects must be made in light of the risks and difficulties frequently encountered by new companies competing in new and rapidly evolving markets. Some of these risks and uncertainties relate to our ability to:

  - anticipate and adapt to market changes and actions taken by our competitors;

  - implement sales and marketing initiatives;

  - attract, retain and motivate employees, including sales and technical personnel;

  - protect our critical intellectual property; and

  - effectively manage our growth.

As a result of these and other factors, it is difficult to accurately predict our future revenue and expenses, our future growth rate, if any, or the size of the market for our in-store networks and related services. As a result, we may be unable to make accurate financial forecasts and adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This could cause our results of operations in a given quarter to be worse than expected, which could cause the price of our common stock to decline.

THE SUCCESS OF OUR BUSINESS IS SUBSTANTIALLY DEPENDENT UPON OUR ABILITY TO SELL ADVERTISING ON OUR BROADBAND NETWORKS, WHICH IS UNPROVEN.

Our business plan is to derive a substantial portion of our revenue from advertisers that will display their commercials and promotional segments on our networks. However, our advertising model is relatively new and we still need to convince advertisers that they will benefit from our format. It is possible that advertisers will not accept our point-of-purchase advertising as an acceptable or successful mode of advertising. We derived less than 7% of our revenue from advertising in 1999 and we may not be able to generate significant revenue from advertising in 2000 or in the future. We generally do not enter into contracts with any of our advertisers and we do not have significant experience in selling advertising. We cannot assure you that current or future advertisers will purchase advertising from us.

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The failure to attract national or other advertisers and derive significant revenue from these advertisers would have a material adverse effect on our ability to successfully implement our business model.

One of the principal difficulties that advertisers may face in evaluating our point-of-purchase advertising is the absence of a recognized third-party ratings source similar to Nielsen's that can measure our network audience. Unlike traditional television advertising, which is measured based on the number of viewers who watch a television program, it is very difficult to measure how many consumers visit a store and view advertising on our networks. Therefore, we must rely on our customers to provide us with this information until a third-party source becomes available. Our advertising agreements generally guarantee that the network will be shown in a specified number of stores. The absence of a verifiable third-party measure may cause some advertisers to reject our medium.

OUR BUSINESS MODEL IS NEW AND UNPROVEN AND MAY NEVER GAIN MARKET ACCEPTANCE AMONG RETAIL COMPANIES.

Our business model is new and unproven. Any inability to retain our current retailers or to attract new retailers will hinder our future growth. Our relationship with Albertson's is pursuant to a short-term agreement, and we cannot assure you that Albertson's will elect to expand our network to additional locations or to continue to do business with us in the future. We also cannot assure you that ABC Liquors will elect to extend BEVision to all of its stores. Furthermore, we have not yet earned any revenue in connection with BEVision or our Albertson's and Sports Authority relationships.

We may not succeed in attracting additional retail locations to our current networks or in attracting new retail clients to our new networks. Other industries may possess particular demographic or other characteristics which make them unsuited to our networks. Retailers, advertisers and other potential customers may perceive little or no benefit from our networks and related websites. Technological advancements, changes in the way consumers make purchasing decisions, the entry of new competitors into our industry or any unforeseen transformation in market conditions could materially adversely affect our ability to execute our business plan. In addition, our ability to expand within the auto parts industry is limited because we are currently operating under an exclusivity agreement with Advance Auto Parts which prohibits us from providing similar services to other retail auto parts chains. Our agreement with The Sports Authority also limits our ability to expand our sporting goods network into locations operated by specified competitors of The Sports Authority. We may be required to agree to similar agreements in new industries in the future. If the market for our networks does not develop, develops more slowly than expected or becomes saturated with competitors, our financial performance will be materially adversely affected.

In addition, it is possible that some retailers may elect not to utilize our networks as a result of negative reactions from employees. We have not experienced this difficulty to date. However, it is possible that retail employees who hear and see the programming on a repetitive basis could object to being exposed to the programming for extended periods of time. If retailers terminate our service or do not install our networks due to negative reactions from employees or otherwise, our financial performance would be materially adversely affected.

SUBSTANTIALLY ALL OF OUR CURRENT REVENUE IS DERIVED FROM A FEW KEY CUSTOMERS AND THE LOSS OF ANY ONE OF OUR LARGEST CUSTOMERS WOULD ADVERSELY AFFECT OUR REVENUE AND FUTURE PROSPECTS.

We have in the past derived nearly all of our revenue from three networks. During 1999, the Advance Auto Parts Network represented approximately 76% of our revenue, advertisers on the PharmaSee Network represented approximately 7% of our revenue and the Planet TV Network represented approximately 7% of our revenue. We expect that in 2000 the PharmaSee Network will constitute our

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single largest source of revenue. We believe that we will depend upon a limited number of customers for a significant portion of our revenue for the foreseeable future.

Any deferral or significant reduction in work performed for these principal customers, or the termination of our relationship with any of these customers, would have a material adverse effect on our business. Our contract with Advance Auto Parts terminates in April 2001, our contracts with The Sports Authority and ABC Liquors terminate in March 2005 and our PharmaSee Network license terminates in June 2009. We cannot assure you that any of our principal customers will renew their contracts or, if they terminate their relationship with us, that we will be able to replace them with new customers. Our newest networks, which commenced in January 2000 and are currently operating at a limited number of locations, have not generated any revenue and may not generate revenue in the future.

WE DEPEND ON THIRD-PARTY SERVICE PROVIDERS, PARTICULARLY SPACENET, TO PROVIDE, INSTALL, MAINTAIN AND FINANCE MUCH OF OUR VIDEO, AUDIO, SATELLITE RECEIVING AND OTHER EQUIPMENT.

We are and will continue to be significantly dependent upon third-party service providers to provide, install, maintain and finance relevant video, audio, satellite receiving and other equipment at each customer location. The failure of any third-party provider to perform these services could interrupt our business, damage customer relations and delay further services.

In particular, we will rely on Spacenet to provide, install and maintain a large portion of our new equipment and replace a large portion of our existing equipment. We have installed Spacenet's equipment in a limited number of locations to date and certain store-and-forward applications are in development. Any significant delay in installation of Spacenet's equipment or development of store-and-forward applications would have a material adverse effect on our business. We expect that our reliance on Spacenet will increase in 2000 because Spacenet will become our primary equipment vendor, equipment installer and satellite distributor. In 1999, we used multiple third parties to provide each of these services. As a result, any significant modification in our arrangements with Spacenet or the ability of Spacenet to provide these services could have a material adverse effect on our business. Spacenet may cancel its service agreement with us if we fail to maintain a specified installation schedule. We must also purchase specified amounts of equipment from Spacenet in each subsequent year. Any termination by Spacenet of its agreement with us would have a material adverse effect on our business. We can give you no assurance that Spacenet or other third parties will regard their relationship with us as significant. If Spacenet were to terminate its relationship with us, we could not assure you that we would be able to obtain replacement providers on favorable terms or at all.

Most of our current PharmaSee Network locations are not yet equipped with the Spacenet equipment. We expect to replace our equipment at most of our current PharmaSee Network locations with the Spacenet equipment during 2000. Any delay in this replacement process would have a material adverse effect on our business plans. We also plan to commence installation of the Spacenet equipment at our Sports Authority and BEVision networks and at other new locations during 2000. Any delay in this installation process would have a material adverse effect on our business.

TECHNOLOGICAL CHANGES IN OUR INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS BY REQUIRING US TO UTILIZE AN ALTERNATIVE TRANSMISSION TECHNOLOGY OR BY RENDERING OUR EXISTING TECHNOLOGY OBSOLETE.

We cannot assure you that our technology and software will be adequate in the future. The telecommunications industry is characterized by rapidly changing technologies and evolving industry standards. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance, features and reliability of our networks. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new features, content or network services. We could incur substantial costs if we need to modify our service or infrastructure to adapt to these changes.

In particular, high-speed, high-capacity broadband delivery mechanisms for information and entertainment are developing rapidly in the United States. These broadband transmission networks are currently being developed by both cable television and local telephone companies and may be developed by others, including electric utilities and satellite providers. It is difficult to predict the impact that the development of these technologies will have on our business.

In addition, we expect technological developments and enhancements to continue at a rapid pace in the direct broadcast satellite network industry and related industries. Technological developments may require us to switch to a different transmission technology or cause our technology to be rendered obsolete. For example, we have not yet determined what impact, if any, the advent of digital television will have on our technology or transmission system. Our future success is largely dependent on our ability to adapt to technological change in order to remain competitive.

OUR MANAGEMENT AND INTERNAL SYSTEMS MAY BE INADEQUATE TO HANDLE THE GROWTH OF OUR BUSINESS. INABILITY TO MANAGE OUR GROWTH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE QUALITY OF OUR NETWORKS AND OUR BUSINESS.

Our growth has placed and is expected to continue to place significant demands on our management and other resources. We have grown from one network in 37 locations at March 31, 1999 to four networks in more than 2,300 locations at February 29, 2000. In addition, our employee headcount increased from six at the end of 1998 to 61 on February 29, 2000. With the expansion of our current networks and the potential addition of new networks in the future, we expect that our growth will continue. As a result, we will need to obtain additional equipment, personnel and other resources in order to successfully execute new opportunities. We may have difficulties obtaining these additional resources.

Our future success will depend on our ability to manage our growth effectively, including:

  - training, motivating, managing and retaining our existing employees and attracting and integrating new employees;

  - improving our business development capabilities;

  - developing and improving our operational, financial, accounting and other internal systems and controls;

  - establishing procedures and policies for installing and tracking the installation of our equipment in retail locations and implementing our relationships with our third-party suppliers; and

  - maintaining quality programming on our networks.

Our management has limited experience managing a business with the complexity of ours and does not have significant experience working together. In addition, a number of our officers and key employees have only recently joined us. Few of our employees have experience as officers of public companies. Our systems, procedures and controls may not be adequate to support our operations or enable our management to act quickly enough to exploit the market for our products and services. In addition, we will need new systems in order to support the growth of our business and cannot assure you that we will be able to develop these systems on a timely or cost-effective basis. Delays or problems associated with any improvement or expansion of our operational systems and controls could adversely impact our business and could result in errors in our financial and other reporting. Our inability to manage our growth effectively could have a material adverse effect on the quality of our networks, our ability to retain key personnel and our results of operations.

WE DEPEND IN PART UPON OUR CONTINUED ACCESS TO THIRD-PARTY PROGRAMMING IN ORDER TO PROVIDE ENTERTAINING AND INFORMATIVE CONTENT ON OUR NETWORKS. WE WOULD BE MATERIALLY ADVERSELY AFFECTED IF PROGRAMMING COSTS SIGNIFICANTLY INCREASED OR IF PROGRAMMING BECAME UNAVAILABLE.

Our ability to maintain access to quality programming on a regular, long-term basis on terms favorable to us is important to our future success and profitability. We have entered into relationships with various programming providers, including CNN, E! Entertainment, Fox, Goodlife, NASCAR, Ovation, Time Warner and Ziff Davis. These relationships are generally made pursuant to short-term written agreements or without contracts and most of our programming suppliers could stop providing us their programming with very little or no advance notice. Termination of many of our programming relationships would have a material adverse effect on us.

In addition, a significant amount of our programming from network and cable programmers, video news release providers and independent producers is currently provided to us for free. Should the costs of either externally produced or internally produced programming significantly increase in the future, our profitability would be materially adversely affected.

OUR REVENUE IS SUBJECT TO SEASONAL FLUCTUATIONS DUE TO OUR RELIANCE ON REVENUE FROM ADVERTISING.

We believe that our revenue is subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. Expenditures by advertisers also tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Because some advertisers may discontinue or reduce advertising on our networks from time to time with little or no notice, we may experience fluctuations in operating results. In particular, because advertisers generally reduce their spending during economic downturns, we would be materially adversely affected by a recession.

THE DEPARTURE OF KEY PERSONNEL, SUCH AS OUR CEO OR OTHER MEMBERS OF OUR MANAGEMENT WHO HAVE DEVELOPED RELATIONSHIPS WITH OUR CUSTOMERS, COULD HAVE A DETRIMENTAL EFFECT ON OUR BUSINESS.

Our continued success is highly dependent on the retention of existing management. The loss of any member of our senior management team could substantially impede our ability to execute our business plan. If we were forced to search for a key replacement, relationships with existing customers and prospective clients could be seriously jeopardized and day-to-day operations could be impaired. We have entered into employment agreements with our chief executive officer and chief financial officer which expire in June 2001. We have also entered into employment agreements with a number of our key employees. In addition, from time to time, we may become dependent on particular on-air personalities who host shows on our networks. Any failure to retain or adequately replace these personalities could harm our business.

THE LOSS OF A LARGE NUMBER OF OUR EMPLOYEES, OR THE INABILITY TO RECRUIT EXPERIENCED AND QUALIFIED PERSONNEL, WOULD MAKE IT DIFFICULT TO GROW OUR BUSINESS AND SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.

Our success depends on identifying, hiring, training and retaining experienced and knowledgeable employees. In particular, we rely on our advertising sales force, retailer sales force, technical personnel and programming department. If a significant number of our current employees leave without adequate replacement, we would be unable to grow our business and complete our business strategy. In addition, former employees may compete with us in the future after the expiration of their noncompete agreements.

Competition for qualified personnel is intense. Competitors and others may attempt to recruit our employees by, among other things, offering more attractive compensation packages than we can. Also, it may be difficult to attract personnel to Fort Lauderdale, Florida, where our headquarters are located.

We cannot assure you that we will be able to attract a sufficient number of qualified employees in the future, or that we will be successful in motivating and retaining the employees we are able to attract. If we cannot attract, motivate and retain qualified personnel, our business will suffer.

WE EXPECT THAT OUR DEBT AND OTHER LIABILITIES WILL INCREASE IN THE FUTURE. INCREASED DEBT LEVELS COULD LIMIT OUR OPERATIONAL FLEXIBILITY.

As of December 31, 1999 we had no outstanding debt. However, we expect that our debt will increase as we finance new equipment pursuant to our service agreement with Spacenet. The amount of our debt could impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. In addition, we may incur more debt than our competitors, which would place us at a competitive disadvantage, and our debt could make us more vulnerable to changes in general economic conditions. In addition, any debt financing, if available, would likely involve financial and operating covenants limiting or restricting our operations or future opportunities.

In addition, we expect that the licensing fees we are required to pay under our license agreement related to the PharmaSee Network will increase in the future. We are required to pay licensing fees based on the number of eligible member pharmacies that subscribe to the PharmaSee Network. These fees will be credited dollar for dollar against the liabilities we assumed in the acquisition of the network and website that were converted into the PharmaSee Network and may be deferred to the extent our net revenue is insufficient to pay the fees until June 2001. We expect that following June 2001 we will be required to pay the licensing fees under these agreements.

We have in the past and may in the future agree to pay fees to retailers in order to install our networks in their locations. For example, we will begin paying fees to The Sports Authority in mid-2001. In some cases these fees could be material to our business. We will need to generate significant revenue in order to pay these fees and our licensing fees as well as our other operating expenses.

WE DEPEND ON SATELLITE TECHNOLOGY TO TRANSMIT PROGRAMMING TO RETAIL LOCATIONS.

We depend on our satellite space providers to effectively transmit our programming. Only a small number of telecommunications companies can provide the satellite service we require. We currently obtain satellite space from two companies, Spacenet and Microspace Communications Corporation. These providers may fail to provide acceptable service quality. Since we do not have direct control over the reliability and quality of the satellites transmitting our networks, we cannot assure you that we will be able to provide consistently reliable network service. Any failure of the satellites upon which we rely could have a material adverse effect on our business, financial condition and results of operations.

Most retail locations are connected to our networks through a satellite link. The complete or partial loss of the satellite used to transmit data could affect the performance of our networks and result in service interruptions. Orbiting satellites are subject to the risk of failing prematurely due to mechanical failure, a collision with objects in space or an inability to maintain proper orbit. If we were required to move to a substitute satellite, we would have to redirect all of the satellite dishes in our network, a process that would be both time consuming and expensive. In addition, the use of satellites to provide transmissions to our customers requires a direct line of sight between the satellite and the receiver at the retail location and is subject to distance and rain attenuation.

Our ability to provide uninterrupted access to our in-store networks also depends on the efficient and uninterrupted operation of transmission equipment. This equipment is vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. It is also subject to break-ins, sabotage, intentional acts of vandalism and other similar misconduct. For example, damage to Microspace's facility in Raleigh, North Carolina could have a material adverse impact on our ability to transmit programming through the PharmaSee Network. Similarly, any damage to Spacenet's facility in McLean, Virginia could have a material adverse impact on our ability to transmit programming. Our business will also be harmed if clients believe our service is unreliable. Any frequent or persistent system failures would irreparably damage our reputation.

In the event our satellite service fails, we would be able to deliver CDs to our Spacenet-equipped customers on a monthly basis which would allow our customers' retail locations to continue to show our programming. We believe that this backup mechanism would provide our customers with adequate programming and provide us with enough time to remedy the satellite failure or obtain alternative satellite service. However, the use of CD programming would eliminate a number of the technological advantages we otherwise would offer our customers by utilizing satellite service and would make it impossible for us to generate revenue through our two-way interactive satellite transmission capability.

WE FACE SIGNIFICANT COMPETITION FROM TRADITIONAL MEDIA COMPANIES.

Our point-of-purchase networks compete for advertising revenue with traditional advertising media, including broadcast and cable television, radio, newspapers, magazines, other print media, direct mail and billboards. If advertisers do not perceive our point-of-purchase advertising to be effective, they will not devote their advertising dollars to our networks.

WE EXPECT INCREASED COMPETITION IN THE FUTURE FROM NEW COMPETITORS, ENHANCED TECHNOLOGIES AND INTERNET-RELATED COMPANIES.

We are aware of other companies that are pursuing strategies in the out-of-home media area, including private video networks. It is possible that competitors with greater resources than we have will enter our market. To the extent our business grows, we believe that competition will increase and other organizations will develop and offer private video networks. There are no meaningful barriers to entry to prevent competitors from entering our market. The television, telecommunications, Internet and advertising industries are extremely competitive and crowded with global leaders that have both significant market share and extraordinary resources. These competitors may be able to respond more quickly than we can to technological developments and changes in clients' needs.

New technologies and the expansion of existing technologies may also increase the competitive pressures on us by enabling our competitors to offer a lower-cost service. It is possible that distribution of television programming over the Internet could develop as an alternate business model that can compete with our satellite-based networks. Increased competition may result in reduced operating margins and loss of market share. As a strategic response to changes in the competitive environment, we may, from time to time, be required to make pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business for a particular quarter or other period of time.

We will also face competition from Internet-related companies, in their capacities as alternative providers of e-commerce channels and developers of substitute advertising techniques. Many of these companies have greater brand recognition and market presence and substantially greater resources than we have. To the extent that e-commerce supplants shopping at traditional retail stores, our business, financial condition and results of operations could also be materially adversely impacted.

NEW LAWS OR REGULATIONS OR INTERPRETATIONS OF EXISTING LAWS COULD REQUIRE US TO CHANGE OUR BUSINESS PRACTICES AND EXPOSE US TO LEGAL ACTION IF WE FAIL TO ADEQUATELY COMPLY.

The Federal Communications Commission has broad jurisdiction over the telecommunications industry. FCC licensing, program content and related regulations generally do not currently affect us because we operate private networks in retail locations. However, the FCC could promulgate new regulations that impact our business directly or indirectly or it could interpret existing laws in a manner that would cause us to incur significant compliance costs or force us to alter our business strategy.

FCC regulations also affect many of our strategic partners and, therefore, these regulations may indirectly adversely affect our business. In particular, the satellite industry is highly regulated by the FCC and, in the United States, the operation and use of satellites require licenses from the FCC. Our satellite access providers may not be able to obtain all U.S. licenses and authorizations necessary to operate effectively. The failure of our strategic satellite providers to obtain some or all necessary licenses or approvals could impose significant additional costs and restrictions on our business or require us to change our operating methods.

In addition, the advertising industry is subject to regulation by the Federal Trade Commission, the Food and Drug Administration and other federal and state agencies, and to review by various civic groups and trade organizations, including the National Advertising Division of the Council of Better Business Bureaus. New laws or regulations governing advertising could have a material adverse effect on our business. For example, our ability to enter the beer, wine and spirits store industry in some states requires that restrictions on alcohol advertising will not apply to private video networks inside beer, wine and spirits stores. Should new laws or regulations or interpretations of existing regulations prohibit or restrict the use of alcoholic beverage advertising on our networks, our entry into the beer, wine and spirits store industry would be made more difficult and we could be required to reconsider our business strategy with respect to our BEVision network.

Regulatory approvals from local, state or federal governmental bodies may be required before we are permitted to expand our networks in particular industries, including the beer, wine and spirits industry. For example, the sale of alcoholic beverages is regulated by a state control board in a number of states. We may be required to obtain the approval of state control boards in order to provide our networks in beer, wine and spirits stores located within those states. We have not sought or obtained regulatory approvals in connection with the expansion of our networks in any beer, wine and spirits stores in any states where this approval is necessary and we are currently offering our beer, wine and spirits network, BEVision, only in states where we do not need to first obtain regulatory approval. We may not be able to obtain any required approvals, and any approval may be granted on terms that are unacceptable to us or that adversely affect our business.

MISAPPROPRIATION OF OUR PROPRIETARY SOFTWARE AND TECHNOLOGY COULD MATERIALLY AFFECT OUR COMPETITIVE POSITION.

We believe our proprietary software and technology is critical to our success and competitive position. We are currently seeking patent protection for some of our proprietary software and technology. If we are unable to protect our proprietary software and technology against unauthorized use by others, or are unable to obtain requisite patents, our competitive position would be materially adversely affected.

Despite any precautions that we may take, a third party may copy or otherwise obtain and use our products, services, software or technology without authorization, or develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited. The law in this area is not fully developed. We may also not be able to enforce confidentiality agreements with our employees or third parties. We can give you no assurance that the steps we take will prevent misappropriation or infringement of our software and technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our company.

In addition, our proprietary software may decline in value or our rights in our software may not be enforceable. Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or futile, particularly given the fact that the laws of other countries may afford us little or no effective protection of our intellectual property.

We could also lose the advantages of our proprietary technology as a result of the advent of new technologies that replace our technology. Without these proprietary technologies, our competitive advantage would be weakened.

OTHERS COULD CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS.

Although we believe that our software and technology do not infringe on the intellectual property rights of others, we cannot assure you that third parties will not bring patent infringement claims against us or that any infringement claims will be successfully defended. From time to time we may be subject to claims of alleged infringement of the trademarks, patents and other intellectual property rights of third parties by us. Any of these claims or resulting litigation, if successful, could materially and adversely affect us in the following ways:

  - we may be liable for damages and litigation costs, including attorneys' fees;

  - we may be enjoined from further use of the intellectual property;

  - we may have to license the intellectual property and incur licensing fees;

  - we may have to develop a non-infringing alternative, which could be costly and delay projects; and

  - we may have to indemnify clients with respect to losses incurred as a result of our infringement of the intellectual property.

Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention, clients' termination or delay of business relationships and harm to our reputation.

OUR BUSINESS WOULD SUFFER IF WE WERE HELD LIABLE FOR INFORMATION MADE AVAILABLE ON OUR NETWORKS OR WEBSITES.

The information we make available on our video transmissions or through our client websites could subject us to claims for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of the information made available. We may not prevail in any of these claims. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against them and in implementing measures to reduce our exposure to this kind of liability. Our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

The law relating to the liability of the operators of websites for information carried on, stored on or disseminated through their websites is evolving and few clear legal precedents have been established. Similarly, the law regarding Internet advertising remains unsettled. Claims for defamation, negligence, copyright and trademark infringement have been brought, sometimes successfully, against operators in the past. Because users may download and redistribute materials that are included on our websites, claims could be made against us under both U.S. and foreign law based on the nature and content of these materials. We could also be exposed to liability because of third-party content that may be accessible through our websites, including links to websites maintained by our advertisers, retailers or other third parties, posted directly to our website or framed by our website, and subsequently retrieved by a third party. For example, if any third-party content provided through our websites contains errors, third parties who access this content could make claims against us for losses incurred in reliance on this content. It is impossible for us to determine whom the potential rights holders may be with respect to all materials displayed through our websites.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR INTERNET STRATEGY.

To date we have not generated any revenue from Internet advertising or e-commerce. We have little experience in evaluating the ability of our in-store networks to generate website visits and purchases. We do not expect to generate significant revenue from these sources in the foreseeable future.

Our Internet strategy depends upon continued growth in the use of the Internet by our customers, prospective customers and consumers. The factors that may affect Internet usage or adoption of e-commerce include, among others, actual or perceived lack of security of information, lack of access and ease of use, inconsistent quality of service, increases in access costs to the Internet, increased government regulation, uncertainty regarding intellectual property ownership and reluctance to adopt new business methods.

Even if Internet usage continues to grow, the Internet infrastructure may not be able to support the demands placed on it by this growth. As a result, its performance and reliability may decline. In addition, websites and proprietary online services have experienced interruptions in their service as a result of outages, hacking and other delays occurring throughout their infrastructure. If these outages or delays occur frequently, Internet usage as a medium for the exchange of information and commerce could grow more slowly or decline.

OUR BUSINESS PLAN DEPENDS IN PART ON THE USE OF THE INTERNET AS AN ADVERTISING MEDIUM AND ON OUR ABILITY TO SELL ADVERTISING ON THE WEBSITES WE OPERATE.

One element of our business strategy is to increase the sale of advertising on the websites we operate. To date we have not generated any revenue from Internet advertising, and there is significant uncertainty about the demand and market acceptance for Internet advertising. Our ability to generate advertising revenue on the Internet will depend on a number of factors, including the development of the Internet as an advertising medium, the level of traffic on our websites and our ability to achieve, measure and demonstrate to advertisers the unique demographic characteristics of visitors to our websites. In addition, filter software programs that limit or prevent advertising from being displayed on a user's computer are available. It is unclear whether this type of software will become widely accepted. If it does, it would negatively affect Internet-based advertising. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable.

Competition for advertising revenue on the Internet is intense and our websites may be unable to attract sufficient amounts of advertising. Many of our advertising competitors on the Internet have longer operating histories, greater name recognition, larger user bases and significantly greater resources and more established relationships with advertisers than we have. We have limited experience with marketing and pricing banner advertising, performance-based arrangements and referrals to third-party websites. We also have little experience with respect to the performance of these arrangements. As a result, we may not appropriately price, market or structure these arrangements and we may not perform under these arrangements to the satisfaction of the other parties.

OUR ABILITY TO SUCCESSFULLY IMPLEMENT OUR INTERNET STRATEGY COULD BE LIMITED BY RESTRICTIVE GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES RELATING TO THE INTERNET.

Increased regulation of the Internet might slow the growth in use of the Internet, which would materially impact our ability to successfully implement our Internet strategy. Congress and state legislatures have recently passed legislation and federal and state regulatory agencies have adopted regulations or taken other actions regulating many aspects of the Internet. In addition, these governmental organizations are considering other legislative and regulatory proposals that would regulate aspects of the Internet. We do not know how the courts will interpret laws governing the Internet or the extent to which they will apply existing laws to the Internet. Therefore, we are not certain how existing or future laws governing or applied to the Internet will affect our business.

In addition, the tax treatment of Internet revenue is currently unsettled. Tax authorities on the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. A number of proposals have been made at the federal, state and local levels, and by foreign sovereigns, that could impose taxes on the online sale of goods and services and other Internet activities. If imposed, these taxes may materially adversely affect our Internet business and results of operations.

The Federal Trade Commission and government agencies in some states and countries have been investigating some Internet companies regarding their use of personal information of individuals who visited their websites. Any regulations imposed to protect the privacy of Internet users could affect the way in which we currently, or might in the future, conduct our business. If others were able to penetrate our network security and gain access to, or in some other way misappropriate, this information, we could be subject to liability. These claims could result in litigation, which could require us to expend significant financial resources. We could incur additional expenses if new laws or regulations regarding the use of personal information are adopted or if any regulator chooses to investigate our privacy practices.

In addition, we face the possibility that various business methods utilized on our websites are patented by other persons. In recent years an increasing number of Internet-related patents that cover both narrow technological improvements and widespread techniques for doing business have been granted. Internet sites may be forced to pay royalties to use popular e-commerce features or may be prohibited from using these methods altogether. We cannot predict the extent to which these broad patents will be enforced or whether any of our business practices will be targeted by third parties. Any litigation in this area would be disruptive to our business, and any requirement that we pay royalties for our use of third-party patents could have a material adverse affect on our company.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND THIS CAPITAL MAY NOT BE AVAILABLE TO US.

We may need to raise additional funds through public or private debt or equity financings in order to finance new or expanded networks or cover operating or other expenses. Our capital requirements in the future will depend on numerous factors, including the rate of acceptance of our networks by retail companies, advertisers, e-commerce companies and others. We cannot assure you that any necessary financing will be available on terms favorable to us, if at all. Spacenet will not finance all of our equipment, such as selected Sports Authority equipment. We will also be required to begin paying licensing fees to NCPA and fees to The Sports Authority in mid-2001 and may be required to pay fees to other retailers in the future in order to install our networks in their retail locations. If we cannot raise necessary additional capital on acceptable terms, we may not be able to develop or enhance our networks and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

POTENTIAL ACQUISITIONS MAY RESULT IN, AMONG OTHER THINGS, INCREASED EXPENSES, DIFFICULTIES IN INTEGRATING TARGET COMPANIES AND THE DIVERSION OF MANAGEMENT'S ATTENTION.

We may make strategic acquisitions of or investments in complementary companies, products or technologies or enter into strategic joint ventures. Some of the risks that we may encounter in implementing this element of our strategy include:

  - expenses and difficulties in identifying potential targets and the costs associated with acquisitions that are abandoned before completion;

  - expenses, delays and difficulties of integrating the acquired company into our existing organization and our company's culture;

  - the diversion of management's attention during the acquisition and integration process;

  - difficulties in retaining the acquired entity's key management and technical personnel during the transition period following an acquisition;

  - the expense of amortizing the acquired company's goodwill or other intangible assets, which could be significant in light of the high valuations of many companies;

  - the impact on our financial condition due to the timing of the acquisition; and

  - expenses of any disclosed, undisclosed or potential legal liabilities of the acquired company, including intellectual property, employment, warranty and product liability-related problems.

If realized, any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will make any acquisitions of, or investments in, other products, technologies or entities or that we will be able to obtain financing for any of these transactions. Acquisitions may require regulatory or other third-party approvals that we may not be able to obtain. Also, we may face significant competition for any acquisition we would like to make, and our competitors for acquisition targets may have significantly greater resources than we have. If any acquisitions are made, we may not achieve anticipated revenue and cost benefits. Acquisitions may also result in dilution to our existing stockholders if we issue additional equity securities and may increase our debt.

RISKS RELATED TO THIS OFFERING

CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK MAY LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

Immediately following this offering, our directors and senior management will
beneficially own approximately   % of the outstanding shares of our common
stock. If our directors and senior management choose to act or vote together, they will have the power to control the approval of any action requiring the approval of our board of directors and/or stockholders, including any amendments to our certificate of incorporation, a change of control, a merger or sale of all or substantially all of our assets or the terms of any future equity offering. In addition, without the consent of these stockholders, we could be prevented from entering into some transactions that could be beneficial to us. As a result of the concentration of ownership, third parties could be discouraged from making an offer to acquire our company at a price greater than the market price. Our directors and management stockholders may have interests adverse to those of other stockholders in general and may approve or take actions that are adverse to your interests.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could materially adversely affect the market price of our common stock and could materially impair our future ability to raise equity capital.

Of the             shares of our common stock to be outstanding upon completion of this offering,

  - the             shares offered by this prospectus (plus any shares issued
    upon exercise of the underwriters' over-allotment option) will be freely tradeable;

  - shares outstanding prior to this offering will be freely tradeable immediately after the date of this prospectus, subject to the limitations of Rule 144 under the Securities Act;

  - shares issued prior to this offering pursuant to Rule 701 under the Securities Act will be freely tradeable 90 days after the date of this prospectus; and

  - shares outstanding prior to this offering will be tradeable, subject to the limitations of Rule 144, 180 days after the date of this prospectus. Rule 144 allows shares to be sold publicly subject to minimum holding periods, public availability of information, volume and manner of sale restrictions on sales.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act shortly after the date of this prospectus to register an
aggregate of             shares of common stock issued or reserved for issuance
under our stock option plans. Shares subject to options will automatically vest upon completion of this offering.

In connection with this offering, we and certain of our officers and directors and some other stockholders have agreed, except in limited circumstances, not to sell any shares of common stock for 180 days after completion of this offering without the consent of CIBC World Markets Corp. However, CIBC World Markets Corp. may release these shares from these restrictions at any time. We cannot predict what effect, if any, market sales of shares held by principal stockholders or any other stockholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY SPEND THE PROCEEDS IN WAYS WITH WHICH YOU DISAGREE.

Our management has significant flexibility in applying the proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the propriety of our management's application of these proceeds. Because of the number and variability of factors that will determine our use of the net proceeds of this offering, we cannot assure you that those uses will not vary substantially from our current intentions or that you will agree with the uses we have chosen. See "Use of Proceeds" for a more detailed description of how management intends to apply the proceeds of this offering.

OUR COMMON STOCK HAS NOT PREVIOUSLY BEEN TRADED PUBLICLY AND THE INITIAL PUBLIC OFFERING PRICE MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING.

There is currently no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for the common stock after this offering. Investors may not be able to resell our common stock at or above the initial public offering price.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of approximately
$         per share, representing the difference between our net tangible book value per share as of December 31, 1999, after giving effect to this offering,
and the assumed public offering price of $         per share (the mid-point of
the range on the cover page of this prospectus). In addition, you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of stock options. These shares will be issued at a purchase price less than the public offering price per share in this offering. See "Dilution" for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering. In addition, if we raise additional capital through the issuance of equity securities, the percentage ownership of our existing stockholders will decline, existing stockholders may experience dilution in net book value per share, and the newly issued equity securities may have rights or preferences senior to those of the holders of our common stock.

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THIS OFFERING.

Our quarterly revenue and operating results are difficult to predict and our revenue and operating results may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Therefore, you should not rely on period-to-period comparisons of results of operations as an indication of our future performance. It is possible that in future periods our operating results may fall below the expectations of market analysts or investors and, in this event, the market price of our common stock would likely fall.

The market price of our common stock could fluctuate significantly as a result of, among other things:

  - the loss or addition of a major customer or programming supplier or changes in demand by our customers;

  - the addition or loss of relationships with one or more advertisers;

  - seasonal variations in the level of advertising generally;

  - the commencement of operations or the introduction of new products or services by potential competitors;

  - industry changes affecting the way people make purchases or view advertising;

  - changes in our pricing policies or those of our competitors or customers;

  - changes in financial estimates by securities analysts;

  - the departure or addition of key personnel;

  - general economic and stock market conditions;

  - earnings and other announcements by, and changes in market valuations of, companies similar to ours;

  - changes in business or regulatory conditions affecting us;

  - announcements or implementation by us or our competitors of technological innovations or new products or services; and

  - changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation.

Any fluctuations in our stock price caused by the above factors may be exaggerated if the trading volume of our common stock is low. The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. If the market price of our common stock reaches an elevated level following this offering, it may materially decline. In the past, following periods of volatility in the market price of a company's securities, that company's stockholders have often instituted securities class action litigation against the company. If we were involved in a class action suit, it could have a material adverse effect on our business.

ANTI-TAKEOVER PROVISIONS OF DELAWARE'S GENERAL CORPORATION LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS COULD DELAY OR DETER A CHANGE IN CONTROL.

Provisions in our certificate of incorporation and our by-laws, as well as various provisions of the Delaware General Corporation Law, may make it more difficult to effect a change in control of our company. The existence of these provisions may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their common stock. See "Description of Capital Stock--Preferred stock," and "Description of Capital Stock--Anti-takeover effects of our certificate of incorporation and by-laws and provisions of Delaware law" for a more complete description of provisions which could hinder a third party's attempts to acquire control of us.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements are contained in sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections of this prospectus, and examples include, among other things, statements regarding

  - planned expansion of our existing networks;

  - planned development of new networks with additional clients in new industries;

  - anticipated sources of revenue during 2000 and beyond, including ancillary revenue through the use of Spacenet's two-way satellite transmission capability;

  - the development of various aspects of our technology and service applications, including store-and-forward capability;

  - our ability to attract retailers to our networks;

  - our ability to secure quality programming from our current programming partners and new sources;

  - anticipated growth in the Internet and our ability to generate revenue through Internet advertising, e-commerce and other website opportunities;

  - trends in the advertising industry;

  - potential acquisitions;

  - planned capital expenditures; and

  - our ability to generate revenue and achieve profitability.

Forward-looking statements generally can be identified by the use of forward-looking terminology, including "may," "will," "expect," "should," "could," "predict," "project," "intend," "plan," "estimate," "anticipate," "believe," "continue," "designed to" or similar terminology, although some forward-looking statements are expressed differently. We cannot assure you that the expectations reflected in forward-looking statements will prove to be correct. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including our limited operating history, our unproven business model, our potential inability to manage our growth, our dependence on a few major clients, our reliance on key personnel, third-party service providers, satellite technology and third-party programming, competition, potential technological changes, our inability to protect our proprietary software and technology and trends in the use of the Internet and e-commerce. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, that address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

                                USE OF PROCEEDS

We will receive net proceeds of approximately $         million, or
approximately $         million if the underwriters' over-allotment option is
exercised in full, from the sale of the shares of common stock offered by this
prospectus, at an assumed initial public offering price of $         per share
(the mid-point of the range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We currently expect to use the net proceeds of the offering for general corporate purposes, including without limitation:

  - expansion of our current networks;

  - development of new networks;

  - sales and marketing activities;

  - hiring additional personnel;

  - further development of our technology;

  - purchasing network equipment;

  - funding operating losses; and

  - other capital expenditures.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies or establish joint ventures that we believe will complement our business. From time to time we engage in discussions and negotiations with respect to potential acquisitions. However, we have no specific agreements or understandings for any acquisition or joint venture at the present time.

We will retain broad discretion in the allocation of the net proceeds of this offering. The amounts and timing of our expenditures of the net proceeds will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We cannot assure you that the uses will not vary from our current intentions. See "Risk Factors--Risks Related to this Offering--Our management has broad discretion over the use of proceeds from this offering and may spend the proceeds in ways with which you disagree" for a discussion of this risk.

Pending these uses, we intend to invest the net proceeds from this offering in U.S. government securities or other investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. We currently intend to retain any earnings to finance the expansion and development of our business. Any determination to declare and pay dividends will be made by our board of directors based on conditions then existing, including our earnings, financial condition and capital requirements, contractual and other legal restrictions and those economic and other conditions as our board of directors may deem relevant. In addition, the payment of dividends may be limited or prohibited by financing agreements that we may enter into in the future.

                                 CAPITALIZATION

The following table shows:

  - our capitalization on December 31, 1999 on an actual basis; and

  - our capitalization on December 31, 1999 as adjusted to give effect to the
    sale of             shares of common stock offered by this prospectus at an
    assumed initial public offering price of $         per share (the mid-point
    of the range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

                                                                      AS OF
                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
Cash and cash equivalents...................................   $8,588     $
                                                               ======     ========
Total debt..................................................       --

Stockholders' equity:
  Common stock, $0.01 par value: 25,000,000 shares
    authorized, 8,007,000 shares issued and outstanding,
    actual; 75,000,000 shares authorized,        shares
    issued and outstanding, as adjusted(1)..................       80
  Additional paid-in capital................................   12,968
  Accumulated deficit.......................................   (4,313)
                                                               ------     --------
    Total stockholders' equity..............................    8,735
                                                               ------     --------
      Total capitalization..................................   $8,735     $
                                                               ======     ========

------------------------

(1) This table excludes the following shares:

    -         shares subject to outstanding options at a weighted average
       exercise price of $   per share as of December 31, 1999;

    -  an aggregate of        shares available for future issuance under our
       employee stock option plans as of December 31, 1999; and

    - shares subject to options that will be granted upon completion of this offering to the placement agent for our second 1999 private placement.

                                    DILUTION

    Our net tangible book value as of December 31, 1999 was approximately
$8.7 million, or $   per share. Net tangible book value per share is equal to
our total tangible assets minus our total liabilities divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. Assuming we
had sold the             shares of common stock offered by this prospectus at an
initial public offering price of $         per share (the mid-point of the range
on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at December 31, 1999 would have been approximately
$         million, or $         per share. This represents an immediate increase
in net tangible book value of $         per share to existing stockholders and
an immediate dilution of $         per share to new investors. The following
table illustrates the substantial and immediate per share dilution to new investors on a per share basis:

Assumed initial public offering price.......................              $

Net tangible book value as of December 31, 1999.............   $

Increase attributable to new investors......................
                                                               -----
Net tangible book value after this offering.................
                                                                          -----
Dilution to new investors...................................              $
                                                                          =====

The following table summarizes as of December 31, 1999 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors at an
assumed offering price of $         per share (the mid-point of the range shown
on the cover page of this prospectus) and without giving effect to the underwriting discount and assumed offering expenses:

                                              SHARES OF COMMON           TOTAL CASH
                                              STOCK PURCHASED          CONSIDERATION
                                            --------------------   ----------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                            ---------   --------   -----------   --------   -------------
Existing stockholders.....................                    %    $                  %         $
New investors.............................
                                            ---------     ----     -----------     ---
    Total.................................                 100%    $               100%
                                            =========     ====     ===========     ===

If the underwriters exercise their over-allotment option in full, the net tangible book value per share of common stock as of December 31, 1999 would have
been $         per share, which would result in dilution to the new investors of
$         per share, the number of shares held by the new investors will
increase to       , or   % of the total number of shares to be outstanding after
this offering, and the number of shares held by the existing stockholders will
be       shares, or   % of the total number of shares to be outstanding after
this offering.

The foregoing tables assume no exercise of any outstanding stock options to purchase common stock. As of December 31, 1999 and after giving effect to this offering and the issuance of options to be granted upon completion of this offering, there were outstanding options to purchase an aggregate of
      shares of common stock at a weighted average exercise price of $     per
share. If all of these options had been exercised on December 31, 1999, our net
tangible book value on December 31, 1999 would have been $               , or $
  per share, the increase in net tangible book value attributable to new
investors would have been $         per share and the dilution in net tangible
book value to new investors would have been $         per share. To the extent
that these options are exercised in the future, there may be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data. The statement of operations data for the three-year period ended
December 31, 1999 and the balance sheet information as of December 31, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data for the period from May 29, 1996 (inception) to December 31, 1996 and the balance sheet information as of December 31, 1997 are derived from our audited financial statements, which are not included in this prospectus.

                                               MAY 29, 1996
                                              (INCEPTION) TO      FISCAL YEAR ENDED DECEMBER 31,
                                               DECEMBER 31,    ------------------------------------
                                                   1996           1997         1998         1999
                                              --------------   ----------   ----------   ----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................    $       --     $      --    $     717    $    2,182
Operating expenses:
  Cost of revenue...........................            --            --          554         1,422
  Selling, general and administrative
    expenses................................            18            93          470         2,377
  Development expenses......................           161           686          218           638
  Loss on impairment of fixed assets........            --            --           --           262
                                                ----------     ----------   ----------   ----------
    Loss from operations....................          (179)         (779)        (525)       (2,517)
Other income (expense):
  Interest income...........................            --            11            2            29
  Interest expense..........................           (11)         (118)        (158)          (68)
                                                ----------     ----------   ----------   ----------
    Loss before income taxes................          (190)         (886)        (681)       (2,556)
Income taxes................................            --            --           --            --
                                                ----------     ----------   ----------   ----------
    Net loss................................    $     (190)    $    (886)   $    (681)   $   (2,556)
                                                ==========     ==========   ==========   ==========
NET LOSS PER COMMON SHARE:
  Basic and diluted.........................                   $   (0.18)   $   (0.13)   $    (0.39)
                                                               ==========   ==========   ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic and diluted.........................                   5,019,521    5,229,219     6,577,840
                                                               ==========   ==========   ==========
OTHER DATA:
EBITDA(1)...................................    $     (179)    $    (773)   $    (510)   $   (2,402)
Net cash provided by (used in):
  Operating activities......................          (120)         (557)        (340)       (1,749)
  Investing activities......................            --           (47)         (29)         (610)
  Financing activities......................           144           882          127        10,887
Capital expenditures........................            --           (47)         (29)         (520)

                         (CONTINUED ON THE FOLLOWING PAGE)

                                                                             DECEMBER 31,
                                                             --------------------------------------------
                                                                1996         1997       1998       1999
                                                             -----------   --------   --------   --------
                                                             (UNAUDITED)     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................     $  24       $ 302      $  60      $8,588
Working capital (deficit)..................................        (7)         38       (414)      7,986
Total assets...............................................        24         344        148       9,809
Total debt.................................................       102         738        190          --
Total stockholders' (deficit) equity.......................      (109)       (657)      (549)      8,735

------------------------

(1) EBITDA represents, for any period, loss from operations plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's operating results and cash flows and management believes that presentation of EBITDA is helpful to investors. However, EBITDA should not be considered as an alternative to net loss as a measure of our operating results or to cash flows as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used as a general measure of a company's operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, including the notes thereto, which are included elsewhere in this prospectus. This prospectus contains forward-looking statements relating to future events and our future financial performance. Actual results could be significantly different from those discussed in this prospectus. Factors that could cause or contribute to such differences include those summarized in the section entitled "Risk Factors," as well as those discussed in other sections of this prospectus.

OVERVIEW

We were founded in May 1996 and launched the Planet TV Network with Planet Hollywood in early 1998. During mid-1999 we launched two new networks which significantly increased our size and revenue. In April 1999, we entered into an agreement with Advance Auto Parts, the second largest auto parts retailer in the United States, to establish the Advance Auto Parts Network. In July 1999, we launched the PharmaSee Network. Revenue generated through the PharmaSee, Advance Auto Parts and Planet TV Networks comprised substantially all of our revenue during 1999 and are expected to comprise a substantial majority of our revenue during 2000. In January 2000, we began operating a new sporting goods network at The Sports Authority and began production of programming for BEVision, our network for beer, wine and spirits stores. These networks have not yet generated revenue and are currently being implemented at a limited number of stores. Our strategy is to continue to expand our existing networks and to develop new networks in a number of diverse industries.

We currently offer retail clients two different business models: an advertising model and a service model. Under our advertising model, we provide retail stores with a complete turnkey system, including installation and maintenance of video and satellite equipment, advertising sales, provision of programming and satellite service. Under this arrangement, we plan to generate the majority of our revenue from selling advertising on the network. We also plan to earn revenue from advertisers that pay for production of programming and advertising segments. Our strategy is also to earn revenue from e-commerce partners by charging transaction fees for sales generated through our websites. The PharmaSee Network, The Sports Authority network and BEVision are based on this model.

Under our service model, we primarily produce and provide programming for our customers. Under this arrangement, we generate revenue from retailers that pay fees for baseline monthly programming, custom produced programming, sponsored segments and training materials. The satellite service cost and the cost of installing and maintaining the video monitors and satellite equipment are usually paid by the retailer under this model. The retailer is also responsible for selling all or a large portion of the advertising. In some circumstances, the retailer makes some advertising inventory available to us and we generate revenue from advertising sales as a result. This model requires a minimal initial capital investment for network creation and allows us to spread our infrastructure across a broader range of retail stores. Our relationships with Advance Auto Parts and Planet Hollywood are based on this model.

The two business models contemplate the generation of revenue in the following categories:

  - ADVERTISING. Advertising revenue, which during 1999 comprised approximately 7% of our overall revenue, is expected to become our largest source of revenue in future years. We expect to generate most of our advertising revenue from the sale of 15-second, 30-second and 60-second advertising spots to advertisers.

  - PROGRAMMING. We also plan to generate revenue by airing, on our networks, programming content prepared by third parties, including movie trailers, music videos and other content segments. We did not generate any revenue from airing programming content during 1999.

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  - PRODUCTION FEES. Production revenue consists of fees received when we script and produce commercial advertising or editorial segments for advertisers or other clients. We believe that, as a result of our experience in the retail environment, we have particular expertise in producing high-quality programming, specifically targeted for the point of purchase, which is able to attract the attention of consumers in a store environment. Production revenue comprised only a small part of our total revenue in 1999. Our strategy is to increase our production revenue in 2000 and 2001.

  - SERVICE FEES. Service fees include fees received for assembling externally and internally produced programming for our customers, such as Advance Auto Parts, and transmitting this programming to their retail locations. Service revenue, which in 1999 comprised a substantial majority of our revenue, is expected to decrease in significance in 2000 and beyond as we place greater emphasis on the advertising model in the future.

  - EMPLOYEE EDUCATION AND COMPANY-WIDE COMMUNICATIONS. Our strategy is to generate revenue from producing in-store employee training materials for retailers and vendors. We believe that in-store vendors will find our networks to be effective in educating and training retail sales and service staffs regarding new products. In addition, we believe that our networks can assist retailers in training their employees in company procedures, particularly in stores that experience high employee turnover. We also believe that we can generate revenue by offering retailers an opportunity to use our networks for company-wide corporate communications, including employee recognition programs. We did not generate any revenue from this activity in 1999.

  - BROADBAND SATELLITE CAPABILITY. Our relationship with Spacenet provides us with the broadband capability necessary to transmit data to and receive data from retail locations at high speeds utilizing our networks. We plan to utilize this two-way satellite capability in order to offer retail stores additional services, including Internet access, credit card processing, bank ATM transactions and insurance processing at pharmacies. Each of these ancillary services will likely require us to work with a third-party vendor, such as a credit card processor. We did not generate any of this ancillary revenue during 1999.

During 1999 approximately 76% of our revenue was generated by the Advance Auto Parts Network, approximately 7% was generated by advertisers on the PharmaSee Network, approximately 7% was generated by the Planet TV Network and approximately 9% of our revenue was derived from our license of software to a third party. We expect that these percentages will change significantly in 2000 and beyond and that advertising revenue across all networks will comprise our single largest source of revenue in 2000.

We recognize network advertising revenue during the period when the related advertising is displayed on our network. We recognize service fees ratably over the service period. Production revenue is recognized when earned. We recognize equipment revenue when the equipment is shipped. We expect that equipment revenue will be minimal in 2000 and beyond.

Our expenses are categorized as cost of revenue, selling, general and administrative expenses or development expenses.

  - COST OF REVENUE. Cost of revenue consists of production personnel costs, costs for acquiring programming from third parties, production costs for developing our own programming, satellite operating costs and depreciation of network equipment. In addition, under our arrangements with some retailers we are, or will be, required to pay fees to those retailers to allow us to maintain our networks in their locations. For example, in mid-2001 we will begin to pay these fees to The Sports Authority. We expect to include these fees in cost of revenue in the future.

  - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist of sales and administrative personnel costs, professional fees, travel expenses and other general office expenses.

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  - DEVELOPMENT EXPENSES. Development expenses include costs related to the development and production of new networks and the research and development of new or improved technologies to enhance the functionality of our network systems. Development expenses include direct personnel costs, marketing research, production fees, installation fees, related professional services, network solicitation personnel and related costs. Costs associated with the development of a new network are no longer recognized as development expenses when the new network begins to generate revenue.

We have had minimal revenue to date and have incurred net losses, operating losses and negative operating cash flow each quarter since our inception. Most of our revenue to date has come from sources other than advertising. At
December 31, 1999, we had an accumulated deficit of $4.3 million. We have funded our operations since inception from private placements of our common stock and from capital contributions and loans from existing stockholders. We currently intend to significantly increase our operating expenses and capital expenditures in order to continue the development and enhancement of our networks. As a result, we expect to continue to incur net losses at least through 2002.

RESULTS OF OPERATIONS

Since inception we have engaged principally in the development of our business model. Accordingly, our historical results of operations are not indicative of and should not be relied upon as an indicator of our future performance.

COMPARISON OF YEAR ENDED DECEMBER 31, 1999 AND YEAR ENDED DECEMBER 31, 1998

REVENUE. Revenue for the year ended December 31, 1999 was $2.2 million compared to $0.7 million for the year ended December 31, 1998, an increase of $1.5 million. The primary cause of the revenue increase was an increase in service fee revenue of $1.5 million mainly attributable to service fees generated by the Advance Auto Parts Network. In addition, we generated advertising revenue from the PharmaSee Network during the second half of 1999 in the amount of $0.1 million, or approximately 7% of 1999 revenue. The increases in service fees and advertising were offset by a decline of $0.4 million in equipment sales during 1999. Equipment sales in 1998 related to the establishment of the Advance Auto Parts and Planet TV Networks.

COST OF REVENUE. Cost of revenue for the year ended December 31, 1999 was $1.4 million compared to $0.6 million during the year ended December 31, 1998, an increase of $0.8 million. The increase in cost of revenue during 1999 was primarily attributable to the additional personnel, production and depreciation expenses associated with the Advance Auto Parts and PharmaSee networks. Personnel and production costs increased by $0.3 million and $0.4 million, respectively, during 1999. In addition, satellite space fees required to support the PharmaSee Network were $0.2 million in 1999. The decline in equipment sales during 1999 also resulted in a decline of $0.3 million in equipment costs during 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 1999 were $2.4 million compared to $0.5 million during the year ended December 31, 1998, an increase of $1.9 million. Personnel costs increased by $1.0 million and related travel costs increased by $0.1 million during 1999. We added our sales and marketing personnel during 1999 to support the planned growth of our networks. Technical personnel increases resulted from our accelerated website development projects, and administrative personnel increases were necessary to support our growth. Marketing and sales expenses increased by $0.2 million during 1999 as a result of website development costs, public relations fees and costs related to attending trade shows. Professional fees increased by $0.3 million during 1999 as a result of higher accounting, tax preparation, investor services and sales consulting costs.

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DEVELOPMENT EXPENSES.  Development expenses for the year ended December 31, 1999 were $0.6 million compared to $0.2 million during the year ended December 31, 1998, an increase of $0.4 million. The purchase of exclusive rights to license software products from one of our vendors represents the majority of the increase, or $0.3 million. An increase in personnel costs of $0.1 million accounted for the remainder of the increase.

LOSS ON IMPAIRMENT OF FIXED ASSETS. We recorded a loss on impairment of fixed assets of $0.3 million during the year ended December 31, 1999. We recorded this loss as a result of entering into our agreement with Spacenet and our decision to replace certain in-store equipment related to the PharmaSee Network during 2000 with Spacenet's equipment.

LOSS FROM OPERATIONS. Loss from operations during the year ended December 31, 1999 was $2.5 million compared to a loss of $0.5 million during the year ended December 31, 1998, an increase of $2.0 million.

INTEREST EXPENSE, NET.  Interest expense, net during the year ended
December 31, 1999 was less than $0.1 million compared to interest expense, net of $0.2 million during the year ended December 31, 1998. Interest expense during both years resulted primarily from the issuance of $0.8 million of promissory notes payable to stockholders during 1996 and 1997. During 1998, $0.6 million of the undiscounted principal balance of the notes was converted into 625,000 shares of our common stock. The remaining principal balance of these notes was repaid in December 1999.

NET LOSS. Net loss during the year ended December 31, 1999 was $2.6 million compared to a net loss of $0.7 million during the year ended December 31, 1998 as a result of the factors discussed above.

COMPARISON OF YEAR ENDED DECEMBER 31, 1998 AND YEAR ENDED DECEMBER 31, 1997

REVENUE. Revenue for the year ended December 31, 1998 was $0.7 million. We did not generate revenue in the year ended December 31, 1997. In 1998 the sale of equipment to initiate the Planet TV and Advance Auto Parts Networks represented $0.4 million or approximately 62% of our revenue. The remainder of our 1998 revenue was attributable primarily to service fees generated by the Planet TV Network.

COST OF REVENUE. Cost of revenue for the year ended December 31, 1998 was $0.6 million. We did not have any cost of revenue during the year ended December 31, 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 1998 were $0.5 million compared to $0.1 million during the year ended December 31, 1997, an increase of $0.4 million. Approximately $0.3 million of the increase resulted from a shift of expense classification from the development expense category in 1997 to the selling, general and administrative expense category in 1998. During 1997, the majority of our efforts were devoted to the development of new networks and new technology to support the networks. As a result, all personnel, professional fees and travel costs were classified as development costs. As the new networks began to generate revenue in 1998, the majority of our personnel and outside professional services began to support these networks. Classifications of associated expenses were changed to cost of revenue or selling, general and administrative expense as appropriate. In addition, approximately $0.1 million of the $0.4 million increase resulted from the increases in legal fees, office rent and travel costs.

DEVELOPMENT EXPENSES. Development expenses for the year ended December 31, 1998 were $0.2 million compared to $0.7 million during the year ended December 31, 1997, a decrease of $0.5 million. The reduction in development expenses resulted from a shift of expense classification from the development category in 1997 to the cost of revenue category of $0.2 million and the selling, general and administrative expense category of $0.3 million in 1998.

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
LOSS FROM OPERATIONS. Loss from operations during the year ended December 31, 1998 was $0.5 million compared to a loss of $0.8 million during the year ended December 31, 1997, a decrease of $0.3 million.

INTEREST EXPENSE, NET.  Interest expense, net during the year ended
December 31, 1998 was $0.2 million compared to interest expense, net of $0.1 million during the year ended December 31, 1997. Interest expense during both years resulted primarily from the issuance of $0.8 million of promissory notes payable to stockholders during 1996 and 1997.

NET LOSS. Net loss during the year ended December 31, 1998 was $0.7 million compared to a net loss of $0.9 million during the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

HISTORICAL LIQUIDITY. We have historically funded our operations from capital contributions and loans from our stockholders and private sales of our common stock as follows:

  - during 1996 and 1997 we issued approximately $0.2 million of our common stock to a number of our stockholders and borrowed $0.8 million from a number of our stockholders;

  - from February 1999 through July 1999 we issued approximately $2.6 million of our common stock to a group of investors; and

  - in December 1999 and January 2000 we issued approximately $11.3 million of our common stock to a group of investors and received net proceeds of approximately $10.5 million after expenses.

At December 31, 1999, the amount of our accumulated deficit was $4.3 million and we had cash and cash equivalents of $8.6 million and net working capital of $8.0 million.

In 1996 and 1997 we issued $0.8 million of promissory notes to six of our stockholders and at the same time issued to them shares of our common stock. The notes accrued interest at a rate of 10%. We accounted for the equity issued using its fair value at the time of the transaction and the notes were discounted accordingly. The discount on the notes was amortized as interest over the term of the notes. On December 23, 1998, we entered into an agreement with the holders of the notes in which $0.6 million of the undiscounted principal balance of the notes was converted into 625,000 shares of our common stock. The remaining $0.2 million principal balance of the promissory notes was repaid in December 1999.

CASH FLOW ITEMS. Net cash used in operating activities totaled $1.7 million in 1999, $0.3 million in 1998 and $0.6 million in 1997. The net cash used for operations during these periods was principally the result of our net losses during these periods.

Net cash provided by financing activities was approximately $10.9 million in 1999, $0.1 million in 1998 and $0.9 million in 1997. The cash provided from financing activities in 1999 and 1998 was derived primarily from proceeds from the issuance of common stock. The cash provided from financing activities in 1997 derived primarily from the proceeds of loans from stockholders, as well as proceeds from the issuance of common stock.

Net cash used for investing activities was approximately $0.6 million in 1999, $29,000 in 1998 and $47,000 in 1997. Investing activities during these periods related primarily to capital expenditures related to our network rollout.

CAPITAL EXPENDITURES. We expect to commence an aggressive capital expenditure program in 2000. The capital expenditures will be used to expand our current networks and to install new networks. We expect to finance certain new equipment through our service agreement with Spacenet as well as through the proceeds of this offering. See "Use of Proceeds." We also expect to utilize additional funds in order to upgrade our systems. We do not expect the cost of this upgrade to be material.

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PHARMASEE NETWORK LICENSE.  In July 1999 we acquired substantially all of the assets and business of the Neighborhood Pharmacy TV Network (NPTV) and the NPTV website from the National Community Pharmacists Association and NPTV, LLC. We acquired substantially all of the accounts receivable, contracts, contract rights, equipment, goodwill and intangibles related to the business. We paid $90,000 in cash, assumed approximately $0.5 million of liabilities and assumed an operating lease payable. The network and website which we acquired were converted into the PharmaSee Network and WWW.PHARMASEE.COM.

Under our agreements with NCPA and NPTV, LLC, we are required to pay annual fees based on the number of eligible member pharmacies that subscribe to the PharmaSee Network. These fees will be credited dollar for dollar against up to $0.4 million of the assumed liabilities plus the operating lease payable which we assumed in the acquisition. Payment of the license fee may be deferred to the extent that our cash flow is insufficient to pay the fees until June 2001.

SPACENET SERVICE AGREEMENT. In December 1999 we contracted with Spacenet Inc., a division of Gilat Satellite Networks Ltd., to obtain access to Spacenet's geostationary orbit communications satellite and various telecommunications equipment and licensed software, all of which will enable two-way data transmissions between our central data center and the retail locations which receive our programming. Spacenet agreed to provide, install, maintain and support the required video and satellite receiving and transmission equipment in our clients' retail locations and to finance certain equipment purchases via a capital lease over a 66-month term.

TECHNOLOGY LICENSE. In February 2000, we agreed to license some of our software to Spacenet, for the purpose of supporting a video retail network for a Spacenet customer. Spacenet agreed to pay us approximately $0.5 million for development of the software. Spacenet also agreed to pay us an annual fee of approximately $0.1 million for maintenance services for up to seven years.

FUTURE CAPITAL NEEDS. We have incurred substantial losses since commencement of operations and anticipate that these losses will continue at least through 2002. In order to become profitable, we expect that additional expenditures will be required in order to acquire equipment to expand our current networks, increase the number of our networks and market our networks properly to attract new retail store customers and advertisers. In order to meet our projected ongoing operational needs, we will require substantial additional working capital. Our capital requirements will depend on numerous factors, including market acceptance of our networks and the amount of resources we invest in sales and marketing. We have experienced a substantial increase in expenditures since inception consistent with our growth and expect that this will continue for the foreseeable future.

We believe that our cash on hand, together with the net proceeds of this offering, anticipated funds from operations and the liquidity offered by the Spacenet service agreement, will be sufficient to meet our planned working capital and capital expenditure needs for the next year. However, Spacenet will not finance all of our equipment, including some of our Sports Authority equipment. We will need to raise additional capital in order to fund more rapid expansion, to install our network equipment, to expand our marketing activities, to develop new or enhance existing services, to respond to competitive pressures or to acquire complementary services, businesses or technologies. We will seek to raise this additional capital through public or private financings, strategic relationships or other arrangements. We cannot assure you that this financing will be available on reasonable terms, or at all, when and if required. Our failure to raise additional capital when needed could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders will experience dilution in their holdings. Any of these equity securities might have rights, preferences or privileges senior to those of our common stock.

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NET OPERATING LOSS CARRYFORWARDS

At December 31, 1999, we had net operating loss carryforwards for federal income tax purposes of approximately $3.0 million, which are available to offset future federal taxable income, if any, through 2019. The utilization of the net operating loss carryforwards may be limited if a change in ownership of our company occurs in the future.

INFLATION

We believe that inflation has not had a significant impact on our operating results due to the low level of inflation in the United States since our inception. However, we can give you no assurance that inflation will not have a material effect on our business in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. There was no impact on our consolidated financial statements related to SOP 98-1.

In April 1998, the AICPA issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organization costs, should be expensed as incurred. Companies that previously capitalized these costs are required to write off the unamortized portion of these costs as a cumulative effect of a change of accounting principle. We had no start-up costs capitalized at December 31, 1999.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is expected to be effective for our year ended December 31, 2001. We expect SFAS No. 133 to have no material impact on our consolidated financial statements.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that the impact of SAB 101 will have no material effect on our financial position or results of operations.

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                                    BUSINESS

OVERVIEW

We are a premier provider of point-of-purchase advertising and information distributed by broadband satellite networks. Through our relationships with retailers, we provide advertisers with a platform to direct advertising at targeted consumers. Retailers use our broadband networks to enhance their in-store environments with entertaining and informative audio-visual programming that is designed to increase the duration of shopping visits and result in increased sales. Our programming consists of broadcast-quality, full motion video and high quality sound delivered through strategically placed monitors in retail locations. By delivering programming at the point of purchase, we enable advertisers and retailers to efficiently engage customers where the most important purchase decisions are made. Our networks were installed at more than 2,300 locations in 49 states in the United States as of February 29, 2000, an increase from 37 locations in 20 states at March 31, 1999. We estimate that our networks currently reach an average of approximately 750,000 consumers each day.

We offer retailers fully-installed turnkey systems consisting of video monitors, audio components, digital video servers, satellite receivers and proprietary software that receive and transmit our programming. Our technology allows programming and advertising to be customized to the specific needs of a retailer based on location, customer preferences, product availability, current events and other retailer needs. Broadband satellite technology, integrated with our proprietary software, enables us to add, delete or rotate programming segments in real-time via satellite and to verify network statistics necessary to monitor advertising on our networks. We have entered into a service agreement with Spacenet Inc., a U.S. subsidiary of Gilat Satellite Networks Ltd., in which Spacenet has agreed to provide satellite service for our broadband networks and to install, maintain and finance a significant portion of our equipment.

Our technology, combined with our relationships with retailers such as Advance Auto Parts and The Sports Authority, enables us to offer what we believe is one of the most effective advertising mediums currently available at the point of purchase. Studies show that advertising and product demonstrations at the point of purchase can significantly influence which products a consumer buys. Our networks are designed to encourage consumers to remain in retail stores longer, make return visits and increase their product purchases. By providing audio-visual programming targeted to clearly defined demographic groups, we believe that we offer advertisers an efficient and cost-effective advertising medium.

We can also reinforce advertisers' and retailers' relationships with consumers through additional channels such as the Internet and e-mail. We develop tailored Internet strategies for retailers by designing and maintaining websites with content that largely parallels the presentation on our video networks. Each network's website can be specifically designed to integrate in-store video segments and product advertisements with related news, product promotions and additional web content.

We produce our network programming using video segments that we create ourselves or that we obtain from various programming suppliers, including CNN, E! Entertainment, Fox, Time Warner and Ziff Davis. We design our programming to provide relevant and entertaining information tailored to the demographic audience of specific retailers. We update our programming on a daily or weekly basis in order to keep it fresh and topical. Programming represents approximately 60% of the airtime on our networks, with the remaining 40% reserved for advertising.

COMPETITIVE STRENGTHS

We provide the following key benefits to advertisers:

ACCESS TO CONSUMERS AT THE POINT OF PURCHASE. We believe that advertising and product demonstrations at the point of purchase can significantly influence which products a consumer buys. Studies on consumer purchasing patterns in supermarkets and mass merchandisers indicate that more than 70% of brand

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purchase decisions at these locations are made in the store. In addition, point-of-purchase advertising not only influences a consumer's choice of brand, but can also bring to the consumer's attention categories of products they might not have originally considered. We believe point-of-purchase advertising will become even more compelling to advertisers as advances in technology enable consumers to watch television at home without the interruption of commercials.

ABILITY TO ACCESS LARGE NUMBERS OF CONSUMERS AND TO TARGET SPECIFIC AUDIENCE DEMOGRAPHICS. We offer advertisers access to a large audience of potential customers by installing our networks at major national retailers, including The Sports Authority, Albertson's and Advance Auto Parts. In addition, we provide advertisers the ability to direct their advertisements at demographic groups that are difficult to pinpoint efficiently using other advertising media. We estimate that, on average, approximately 750,000 consumers view our advertisements each day at the more than 2,300 locations where our networks are installed.

A COST-EFFECTIVE ADVERTISING MEDIUM. We believe that our advertising is efficient because it is highly targeted and timely delivered at the point of purchase. Unlike traditional television, radio and print advertising, which scatters advertising across a broad yet passive audience, our point-of-purchase medium is aimed at actual shoppers who are in the process of making purchase decisions in the store. Furthermore, the pricing of our advertising is highly attractive relative to the pricing of network television, cable, radio or print advertising. Advertising is generally sold based on a cost per thousand impressions, or CPM. We generally sell advertising at CPM equivalents that are significantly less than network and cable television rates. Our prices typically compare favorably to radio and print ads. We believe that our lower rates, combined with our ability to deliver targeted audiences at the point of purchase, make our medium attractive to many advertisers.

INTEGRATED ADVERTISING ACROSS VIDEO AND INTERNET MEDIA. We work with our retail clients to develop Internet websites with programming and advertising that complement our networks' in-store programming. We can design, provide content for and, if requested, maintain our clients' websites. Each website can be specifically designed to combine in-store video segments and product advertisements with related news, promotions and purchasing options for both related and unrelated products. For advertisers, we offer an opportunity to integrate their advertising across both our in-store point-of-purchase network as well as on the Internet through our websites. For retailers, we extend the boundaries of the retail environment by creating complementary websites which make product information available to consumers 24 hours a day. We have launched the WWW.PHARMASEE.COM website to complement our PharmaSee Network, we are currently planning to launch the WWW.BEVISION.NET website to complement our beer, wine and spirits network and we plan to develop additional websites to complement future networks. We do not intend to compete on our websites with the retail activity in stores where our networks are located.

TECHNOLOGICALLY ADVANCED, FULL MOTION, BROADCAST-QUALITY ADVERTISING. The advertising segments we run on our networks, whether produced in-house or provided by advertisers, contain full motion broadcast-quality video and high quality sound. In addition, as a result of our expertise in the retail arena, our promotions are specifically targeted for the point of purchase, are able to create a "call to immediate action" (such as one-day sales and "ask your pharmacist for a sample" promotions) and are designed to attract the attention of consumers in a retail environment even when the consumers are not watching the video monitor.

CUSTOMIZED AND TIMELY ADVERTISING. Our satellite-based delivery system, store-and-forward technology and proprietary software enable us to vary programming and advertising segments to address regional differences such as culture, lifestyle and weather, in different parts of the country. In addition, we are able to vary specific product advertisements from store to store. For example, we can eliminate product advertisements when a product is unavailable and increase advertisements when a product's inventory level is high.

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We provide the following key benefits to retailers:

A FULLY-INSTALLED TURNKEY SYSTEM. We offer retailers a complete satellite-based broadband network, including video and transmission equipment, satellite service, broadcast-quality programming content, advertising, installation, maintenance and website design capability. The retailer does not need to contract with multiple third parties in order to set up or operate the network. We can install the video monitors, two-way satellite receivers, digital video servers and other equipment, provide satellite service, create and distribute customized, network-quality programming, sell advertising on the network, produce advertising customized for the point of purchase, provide regular maintenance service and develop and maintain a related, customized website. This turnkey operation provides retailers with an effective system without the complexity of negotiating different equipment, advertising, programming and Internet agreements or the inconvenience of coordinating with multiple parties.

AN ENHANCED SHOPPING ENVIRONMENT. We believe that our networks will enhance consumers' shopping experience by better informing and educating consumers and retail staff. Our networks provide entertaining programming that is designed to minimize consumer frustration while they wait for service. Our programming includes weather, sports features and updates, music videos, movie trailers, celebrity interviews and other entertaining features selected to appeal to the demographics of the customers shopping or waiting in line.

BRANDED NETWORKS FOR SPECIFIC RETAILERS. We are able to customize our networks for particular retailers or groups of stores. Major retail chains can obtain their own specialized branded network comprised of unique introductions, segments and advertising. We believe that a retailer's branding image may be enhanced by having its own "network," which can evidence a retailer's commitment to quality service and a consumer-friendly shopping environment.

LONGER LENGTHS OF STAY BY CONSUMERS AND AN OPPORTUNITY TO ENHANCE SALES. Our networks are designed to inform and entertain consumers and to encourage consumers to remain in retail stores longer and, as a result, to increase their purchases.

AN ABILITY TO PROMOTE PRIVATE LABEL BRANDS AND INFLUENCE BRAND AND PRODUCT SELECTION. Our networks allow retailers to promote their own private label brands, special discounts and other promotions. We believe that by influencing brand and product selection our networks can improve inventory turnover, product mix and retailer profitability.

IN-STORE EMPLOYEE TRAINING AND PRODUCT EDUCATION. Our networks can be used for in-store employee training by both retailers and their vendors. Retailers can use the networks to train their employees in company procedures, particularly in stores that experience high employee turnover. Similarly, retailers' vendors will find that our networks can effectively educate and train retail sales and service staffs regarding new products. Our PharmaSee Network is used for transmitting continuing education programming to independent pharmacists. Our networks can also be used by retailers for communicating and delivering messages to all of the retailers' employees.

BUSINESS STRATEGY

Our goal is to provide the leading point-of-purchase advertising medium currently available to advertisers. Key elements of our business strategy include:

CAPTURING SIGNIFICANT REVENUE AND PROFITS THROUGH OUR POINT-OF-PURCHASE ADVERTISING MEDIUM. Our strategy is to increase the sale of advertising on our networks by showing advertisers the benefits of our point-of-purchase advertising medium. We believe that advertisers appreciate the ability to target narrowly defined demographic audiences at the point of purchase at a fraction of the cost of network television advertising. Advertisers also benefit from the ability to vary their advertisements based on regional, cultural and other differences, and to integrate their advertising across both video and Internet media. We target advertisers by working with our retail clients, who provide us with introductions to their

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principal vendors, as well as with traditional advertising agencies. We sell standard advertising spots to advertisers and also script and produce commercial advertising or editorial segments for advertisers. We believe that, as a result of our experience in the retail arena, we have particular expertise in producing high quality programming, specifically targeted for the point of purchase, which is able to attract the attention of consumers in a store environment.

UTILIZING OUR BROADBAND TECHNOLOGICAL CAPABILITIES TO DELIVER EFFECTIVE ADVERTISING SOLUTIONS, INCLUDING TIMELY INVENTORY MANAGEMENT. We plan to utilize our store-and-forward technology, in coordination with Spacenet's satellite capability, in order to provide a superior advertising medium for advertisers. We expect that store-and-forward technology, once it is fully tested and rolled out, will allow us to update, delete and rotate program segments in real time on a store by store basis. In addition, when integrated video monitors are installed, our technology will allow us to determine whether a video monitor is turned on or off and to control the volume level of a monitor. We are also developing an interactive system in which network advertisements can automatically vary based on the inventory levels of particular products in each store. We are also currently developing an interactive video monitor for stores that would enable consumers to touch the monitor in order to retrieve product and other information.

EXPANDING CURRENT NETWORKS AND DEVELOPING NEW NETWORKS IN ORDER TO EXTEND THE REACH OF OUR ADVERTISERS. Our strategy is to both expand our existing networks to additional national retail chains and independent retail outlets as well as to develop additional networks in a number of diverse industries. Our alliance with Spacenet provides us with significant capacity to install our networks in a large number of locations in many different retail industries. For example, in the pharmacy industry, our strategy is to expand the PharmaSee Network to additional independent pharmacies and to launch customized versions of the network at large retail chains. We have agreed with Albertson's, which operates more than 2,600 pharmacies nationwide, to work toward a definitive agreement to install the network and transmit programming to all of the Albertson's family of drug stores, including its Sav-On, Osco, Albertson's and Acme locations. We also plan to expand our presence in the beer, wine and spirits industry and to continue rolling out our sporting goods network through The Sports Authority stores. We are also targeting new industries that have high traffic, large numbers of SKUs, multiple retail outlets and a concentrated base of advertisers. We expect that the expansion of our networks and the addition of new networks will enable our advertisers to reach a broader audience and as a result will enable us to generate additional revenue from the sale of advertising on a larger network. In addition, we believe that the expansion of current networks and the addition of new networks can enable us to improve our operating margins by spreading the costs of our infrastructure and operations, including production and programming costs, over a larger number of retail locations.

PURSUING ANCILLARY REVENUE SOURCES, INCLUDING INTERNET ACCESS AND CREDIT CARD PROCESSING, UTILIZING OUR BROADBAND PLATFORM. Our relationship with Spacenet provides us with broadband capability to transmit data to and receive data from retail locations at high speeds utilizing our networks. We plan to utilize this two-way satellite capability in order to offer retail stores additional services, such as Internet access, credit card processing, bank ATM transactions and insurance processing at pharmacies. Each of these ancillary services will likely require us to work with a third-party vendor, such as a credit card processor.

INDUSTRY BACKGROUND

According to Veronis Suhler, approximately $255 billion was spent on U.S. advertising in 1998 and U.S. advertising sales are expected to reach approximately $365 billion in 2003. The advertising industry is diverse and includes television, newspapers, magazines, radio, specialty media, the Internet, billboards, direct mail and telephone directories.

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Specialty media consists of consumer promotion, business to business promotion, direct mail and sponsorships. According to Veronis Suhler, spending on specialty media was $105.7 billion in 1998 and is estimated to reach $149.3 billion in 2003. Consumer promotion includes point-of-purchase materials and retail displays, premiums, promotional licensing, product sampling and in-store marketing. Veronis Suhler estimates that consumer promotion spending totaled $25.3 billion in 1998 and will reach approximately $31.8 billion in 2003.

OUR NETWORKS

We currently operate broadband networks in the pharmacy, auto parts and sporting goods industries and are currently creating the beer, wine and spirits network. Each of our networks is designed to provide advertising, in-store entertainment, retailer branding and product demonstrations relevant to the retailer's line of business and the demographics of its customer base. We believe that our networks will enhance consumers' shopping experience and that this may encourage them to stay longer in retail stores and increase their purchases. Our networks were installed at more than 2,300 locations as of February 29, 2000. We estimate that our networks currently reach an average of approximately 750,000 consumers each day.

  THE PHARMACY INDUSTRY

The PharmaSee Network is designed to enhance the retail environment of, and promote increased product sales at, independent pharmacies and large pharmacy chains by providing health and entertainment programming combined with advertising to pharmacy customers. The network also serves as a vehicle to educate pharmacists and employees on industry developments and provide useful medical information for consumers. Programming on the network is also available on a related website, WWW.PHARMASEE.COM. The PharmaSee Network includes a core base of programming that is available to all of our pharmacies, as well as customized versions of the network for various retailers, chains or groups of independent pharmacies. The PharmaSee Network was installed at more than 740 pharmacies as of February 29, 2000 and has an estimated average audience size of approximately 110,000 consumers each day. There are more than 40,000 pharmacies and drug stores in the United States.

We launched the PharmaSee Network at approximately 570 independent pharmacies in July 1999 through our acquisition of NPTV from the National Community Pharmacists Association. We have since expanded and continue to expand the network to additional independent pharmacies. In early 2000, we entered into an agreement to provide a customized version of the PharmaSee Network at five pharmacies run by Albertson's, which operates more than 2,600 pharmacies nationwide. We agreed with Albertson's to work towards a definitive agreement to install and transmit the network in all of the Albertson's family of drug stores, including its Sav-On, Osco, Albertson's and Acme locations.

In addition to providing useful product information and in-store entertainment, the PharmaSee Network encourages consumers to visit our pharmacy website, WWW.PHARMASEE.COM, at home after they have left the pharmacy. Consumers can access the programming content of the network on WWW.PHARMASEE.COM. The content of WWW.PHARMASEE.COM ranges from health information to entertainment and lifestyle news. Most importantly, WWW.PHARMASEE.COM provides information at home that is intended to encourage consumers to purchase products at member pharmacy locations. These cross-promotional capabilities promote and increase website and pharmacy visits simultaneously and assist advertisers in reaching target audiences.

In July 1999, we entered into an exclusive ten-year license agreement to make the PharmaSee Network available to members of the National Community Pharmacists Association. Under the license agreement, we provide programming at our expense and we generate revenue primarily by selling advertising. We also agreed to supply and install equipment at our own expense in each new

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participating pharmacy. Under the asset purchase and license agreements with the
NCPA, we are required to pay fees based on the number of eligible pharmacies that subscribe to the PharmaSee Network. We also obtained a non-exclusive license to provide Internet access, Internet hosting, e-commerce services, on-line ordering and refills, on-line referral services and other related services to each of the participating member pharmacies. We have not entered into arrangements with any pharmacy involving on-line ordering and refills and do not currently plan to do so. We have one option to extend the term of the agreement for an additional ten years by giving 90 days' notice. The license fees during the renewal term may not be higher than the license fees during the initial term of the license. The agreement may be terminated by either party after a material default by the other party, subject to a cure period, or in the event of the bankruptcy of the other party.

  THE AUTO PARTS INDUSTRY

Our network for auto parts stores combines frequent advertisements by manufacturers of automotive products with entertaining programming related to the automotive industry, music, sports and other similar topics. The network can be utilized by auto parts retailers to enhance the retail experience of their customers and to improve the retailer's in-store environment by providing consumers with assistance for their purchasing decisions. The network can also be used for corporate communications and to uniformly train employees on new products and procedures.

The Advance Auto Parts Network was launched in April 1999 and was installed at more than 1,550 Advance Auto Parts retail locations in the United States as of February 29, 2000 with an average estimated total audience size of 620,000 consumers each day. Advance Auto Parts is the second largest automotive retail chain in the United States with more than 1,600 stores in 37 states and approximately 22,000 employees nationwide.

We entered into a two-year programming agreement with Advance Stores
Company, Inc. in April 1999 with respect to the Advance Auto Parts Network. Pursuant to this agreement, Advance Auto Parts granted us an exclusive license to produce and supply all of the sales floor shows for transmission in all Advance Auto Parts retail stores. However, Advance Auto Parts may use other informational or training audio or video materials relating to a specific product or service and managerial audio or video materials relating to store management and operations. We provide all of the content for the Advance Auto Parts Network, subject to Advance Auto Parts' prior approval, and Advance Auto Parts is entitled to provide all of the advertising on the network. The agreement terminates on March 31, 2001 but may be renewed by Advance Auto Parts for additional one-year periods.

Under the terms of our agreement, network equipment in each store and satellite equipment at Advance Auto Parts' headquarters is owned, installed, maintained and operated by Advance Auto Parts. We own, install, maintain and operate digital video servers at Advance Auto Parts' corporate headquarters where we store and deliver the programming and provide the sales floor show feed for encoding and transmission to all participating stores through Advance Auto Parts' own satellite distribution network. Advance Auto Parts pays us a set fee for providing the programming for each two-hour show. Advance Auto Parts may request from time to time that we provide additional services, for which Advance Auto Parts pays agreed-upon rates, including solicitation of advertising sales and custom-produced advertising, editorial and training materials.

Pursuant to the terms of the agreement, we have agreed with Advance Auto Parts that we will not own, establish, program or operate a network similar to the Advance Auto Parts Network in any other automotive aftermarket parts retail store. This agreement is exclusive to automotive aftermarket parts retail stores and does not include department stores, drug stores, convenience stores, grocery stores, discount stores, gas stations, automotive service stores, tire stores, oil change outlets, car dealerships or other stores in which automotive aftermarket parts constitute only a portion of the products or services available.

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  THE SPORTING GOODS INDUSTRY

Our network for sporting goods stores provides primarily sports-related programming, with additional content related to health and fitness. The shows are hosted and segments relate to, among other things, camping, hiking, mountain biking, archery, fishing and skiing. There are more than 15,000 sporting goods stores in the United States.

Our sporting goods network was launched in the first quarter of 2000 at three Sports Authority stores and the Sports Authority corporate headquarters. The Sports Authority is a leading national retailer of sporting goods with nearly 200 retail locations throughout the United States. We provide The Sports Authority locations with video monitors, surround sound audio systems, satellite equipment and installation. Advertisers are expected to include major Sports Authority vendors. There are up to 32 video monitors in each Sports Authority store. Each store is equipped with a sound system customized for The Sports Authority environment.

In March 2000, we entered into a five-year agreement with The Sports Authority, Inc. We agreed to install our equipment and provide customized programming in all of The Sports Authority's stores. We receive all revenue from the sale of advertising slots on The Sports Authority network. Commencing in the third quarter 2001, we must pay The Sports Authority a monthly concession fee based upon the number of advertising slots we run each month. In addition, The Sports Authority is permitted to provide its own programming for up to four minutes of each typical two hour programming segment. Under the agreement we agreed not to provide a similar network to specified other sporting goods stores that compete with The Sports Authority. The agreement terminates in March 2005 and will be automatically renewed for successive one year periods unless terminated by either party. The agreement can be terminated by either party in the event of a material breach or bankruptcy by the other party.

  THE BEER, WINE AND SPIRITS INDUSTRY

BEVision, the beer, wine and spirits network, is our network for beer, wine and spirits retailers, with programming focusing on beer, wine, spirits, and food. There are more than 25,000 beer, wine and spirits retail locations in the United States. We began production for this network in January 2000. BEVision is currently under contract to be installed at more than 280 independent beer, wine and spirits stores. We have also entered into an agreement to provide BEVision at five stores operated by ABC Liquors, which has an option to expand the network to all of its 150 stores after a two-month trial period. We currently intend to begin installing equipment for this network in the second quarter of 2000. Our plan is to expand BEVision to additional independent and chain beer, wine and spirits stores. We are currently targeting stores that meet our BEVision audience criteria--high-end beer, wine and spirits retail environments that offer a large and varied selection of brands, including specialty items, including cigars and gourmet foods. We believe that the beer, wine and spirits industry is well suited for our in-store network in part because alcoholic beverage manufacturers have large advertising budgets and are usually refused the right to advertise on network television. Pursuant to our current BEVision retail agreements with independent beer, wine and spirits stores, we provide programming and equipment for free and generate revenue by selling advertising on the network. We plan to launch a complementary website, WWW.BEVISION.NET, featuring relevant news articles, links, promotions and e-commerce.

In March 2000, we entered into a working partnership with the National Association of Beverage Retailers, of which we are a corporate benefactor. Under the working partnership, the NABR has agreed to endorse us as a new member and promote our services to all NABR members. Furthermore, the NABR will promote our website, WWW.BEVISION.NET, and will provide us with training and other relevant content that we can air on our network. We have agreed to air continuing education to all BEVision retail members using NABR logos and graphics, place quarterly advertisements in the NABR's publication and participate in certain NABR-sponsored events.

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  PLANET TV

As of February 29, 2000, we provided the Planet TV Network at 59 Planet Hollywood restaurants located throughout the United States and internationally with an estimated average audience of approximately 17,700 people each day. Planet Hollywood was our first customer, commencing network operations in April 1998. The video entertainment provided by our network is an integral part of the overall Planet Hollywood experience. Restaurants are equipped with 20-foot screens and surround-sound audio capabilities. The Planet TV Network consists principally of music videos, movie trailers and other entertainment. Planet Hollywood currently receives service on a month-to-month basis. Planet Hollywood pays us a monthly fee in advance. We assemble the Planet Hollywood show based on the programming sent to us, distribute the domestic show via CD and create versions of the international shows on CD and Beta. Technical support and special or additional requests are billed as additional services on a monthly basis. Planet Hollywood represented approximately 7% of our revenue during the year ended December 31, 1999 and less than 3% of our revenue during the quarter ended December 31, 1999.

NETWORK PROGRAMMING

Our networks usually offer a two-hour program that runs repeatedly during retail business hours every day of the year. Each program typically has four half-hour shows, with each show containing approximately ten segments and 12 minutes reserved for advertising. Typically one half-hour of programming content is updated weekly and the entire show changes each month. Topical information like weather and sports scores are updated daily. Our programming is created, developed and assembled for the retail market. We balance the audio and video features of our programs so that shoppers can understand and enjoy the programming by listening to it even if they are not viewing the segment itself. Based on our experience with this medium, we can adjust the audio, video, pace, presentation and other aspects of the programming for the specific retail environment. Programming also can be personalized for individual chains, stores or geographic regions.

Our programming can be divided into five general categories:

  - custom programming produced in-house, including introductions by the hosts of our networks and other segments produced by our own camera crews;

  - promotional or other programming, including advertorials, which we produce for third parties for a fee;

  - programming we obtain from a third party, including cable and broadcast networks, free of charge in exchange for placement of the third party's logo on the screen while the programming is running;

  - programming produced by third parties, including cable and broadcast networks, for which we pay a fee; and

  - programming produced by third parties for which we may, in the future, receive a fee in exchange for running the programming on one or more of our networks.

We produce some of our own segments for our networks and provide material for the host or anchor of each show. This allows our networks to provide customized, original and professional programming produced in-house for each network. We write, produce and direct each of our own segments and the material for the hosts. We subcontract the physical production work, including hiring crew and cameramen, providing lighting and makeup and assembling the set. In addition, when we produce segments in the field we typically retain local production teams to assist in the production. Each network caters to its individual customer demographics and shopping interests.

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We have also developed strategic alliances with leading cable programming services, including CNN, E! Entertainment, Fox Health Network, Fox Sports, Good Life TV, Great American Country, NASCAR, Ovation, Time Warner and Ziff Davis TV. In addition, RTM Productions provides us with the Car & Driver, Horsepower, Trucks and American Shooter shows. Each programming supplier assigns a producer to our projects to work closely with our staff to select the most appropriate stories and features for our networks. Programming is generally provided on a split track so that we can use the video portion and replace the audio portion with our own voiceovers customized for our clients. The programming suppliers are usually promoted through display of their logo in the lower corner of the video monitor. We obtain most of our third-party programming free of charge. Programming is generally provided to us on a non-exclusive basis pursuant to short-term agreements, which typically permit use of the programming for one or more specific networks. Some of the agreements limit the geographic area in which the programming may be used.

We obtain some of our programming from video news release (VNR) providers. VNR providers are production companies which provide topical news stories, often health related, to affiliate news stations including local affiliates of CBS, NBC, ABC, Fox and independent channels. The affiliates typically pay a monthly licensing fee to the VNR provider in order to obtain the content. Currently, VNR providers give us their programming for free due to the audience which we can deliver for their sponsors and corporate partners. Much of our PharmaSee Network programming is derived from VNR providers, while very little of our Advance Auto Parts Network programming utilizes VNR provider material.

We also obtain some programming from independent producers and independent production companies. Many producers and production companies provide programming to us at no cost in exchange for our recognition of their company or show. The producers and production companies benefit from having their material utilized on our networks because, when they negotiate to have their material shown on a television network or syndicator, it is helpful for them to be able to show the network or syndicator that they already have an existing national audience and promotion vehicle.

ADVERTISING SALES

Our strategy is to derive a significant portion of our revenue from advertisements placed on our networks. We sell primarily commercial spots on our networks. We also sell program segment sponsorships, website banners and hyperlinks, sports, weather and trivia sponsorships and in-store product sampling. Using strategically placed video monitors and customized programming at retail locations, we seek to influence consumer buying decisions more effectively than any other mediums in the market. We believe that advertising and product demonstrations at the point of purchase significantly influence which products a consumer purchases. Our broadband networks also may encourage consumers to remain in the stores longer and, as a result, increase their product purchases. We believe that retailers and advertisers recognize the value of this advertising and are increasingly willing to pay for access to these distribution channels.

Advertisers on our networks benefit from our unique ARGO advertising tracking system. The ARGO system permits our advertisers to verify on our website at any time, 24 hours a day, every day, for each of their commercials, the number of times the advertisements were run and the number of locations in which those ads ran. The information on ARGO is updated daily. We believe that this feature is very attractive to advertisers. Advertisers can also view all of their commercials on our website as well.

Our networks generally include 12 minutes reserved for commercial advertising in each half hour of programming, or 24 30-second spots during each half hour. Commercial spots typically are 15, 30 or 60 seconds each. Program sales--a two or three minute editorial piece about a particular product--are another part of our advertising offering. As is typical in the advertising industry, advertising sales are generally not made pursuant to long-term written contracts. Our advertising arrangements generally guarantee that a specified number of stores will be reached. At the end of each quarter, if the

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guaranteed number of stores are not reached, the advertiser receives a credit of additional advertising space. We believe that our advertising prices relative to other media, combined with our point-of-purchase targeted audience, make our advertising medium attractive to advertisers.

    Our advertising salesforce consists of our Vice President of Sales and 11 additional salespersons. Our salesforce works out of Fort Lauderdale, Atlanta, New York, Chicago, Dallas and Los Angeles. Members of our salesforce solicit both individual potential advertisers as well as advertising agencies. Their primary focus is national advertisers whose products are already sold in retail locations which utilize our networks. Our salesforce also focuses on national advertisers who would benefit by addressing our targeted audiences. In addition to standard commercial spots, our advertising salesforce also offers packages consisting of both in-store and website advertising as well as custom production of advertorials or advertising oriented for the point of purchase. Our salesforce also seeks to work with retailers utilizing our networks in order to obtain additional introductions to potential advertisers. We compensate our salesforce with a base salary and an incentive plan. We support our salesforce with marketing and advertising in trade magazines and advertising publications addressed primarily to marketing and advertising professionals.

TECHNOLOGY

We currently use two types of satellite transmission: video streaming and store-and-forward. In video streaming, audio and video programming is delivered in a continuous video signal via satellite to numerous retail locations. Although video streaming is very cost effective in transmitting programming to a large number of locations, video streaming requires that all locations receive the same programming on the same schedule. We currently utilize video streaming for the Advance Auto Parts Network and for most of the pharmacies using the PharmaSee Network.

In late 1999, we began to work with Spacenet in order to develop a new form of satellite transmission: store-and-forward. We anticipate that our new networks and most of our new pharmacy locations will utilize the store-and-forward satellite transmission capability once it has been fully tested and developed. In store-and-forward, the video is transmitted not as a video feed but instead in the form of data, which can be reassembled differently at each location. By using store-and-forward technology, we can control, manipulate and monitor the data at each receiving site. This gives us the ability to control what, when and how video and audio play at each remote site. The advantage of store-and-forward over video streaming is that store-and-forward will allow us to vary and control content on a regional or site by site basis.

We currently utilize two satellite service providers: Spacenet and Microspace Communications Corporation. We use Microspace and Spacenet for video streaming and will use Spacenet for store-and-forward transmission once it has been fully tested and is ready for widespread deployment. We have entered into an agreement with Spacenet pursuant to which Spacenet provides satellite access, telecommunications equipment and licensed software, all of which enables two-way data transmissions between our central data center and the retail locations which receive our programming. The Spacenet service covers the United States and specified portions of Canada and Mexico. We believe that as we grow Spacenet or its affiliates will be able to serve additional sites. The minimum site term for each site is five and one half years. We expect to use the Spacenet service as the primary satellite service provider for all of our advertising model networks.

The Spacenet relationship provides us with the following advantages in addition to regular satellite transmission capability:

  - Spacenet will provide the equipment needed to operate a satellite network at each retail location, including the satellite dish, cabling, computer, satellite receiver, several video monitors, mounts and installation service.

  - The equipment and installation cost at specified retail locations will be financed through the Spacenet service agreement.

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  - The use of VSAT technology with Spacenet will provide two-way broadband satellite transmission capability at each retail location. Our plan is to use this technology together with Spacenet to generate ancillary revenue by offering retail stores additional services, including Internet access, credit card processing, bank ATM transactions and insurance processing at pharmacies. Ancillary revenue generated from these sources may be split with Spacenet under specified circumstances.

  - Spacenet offers next business day equipment maintenance service at retail locations.

  - Spacenet manages and provides the installation crews necessary to install the broadband networks nationwide.

The agreement with Spacenet terminates on the earlier of the last day of service on the last-installed site and December 2, 2009.

We are still in the process of developing and/or finalizing various aspects of our technology and service applications. In particular, we are working with Spacenet to finalize the store-and-forward technology to be used in our networks. Our new Spacenet installations currently utilize video streaming and will be converted to our new store-and-forward format upon its completion. Our store-and-forward technology is new and unproven in a widespread deployment and may need modifications in order to be successful. Technology and applications currently under development include:

  - integrating video monitors, which we expect will allow us to verify whether a video monitor in a store is turned on or off and to control the monitor's volume;

  - two-way satellite receivers that will enable us to actively verify and validate advertising statistics to better document advertising on our networks;

  - an interactive system in which network advertisements can vary automatically based on the inventory levels of particular products in a store; and

  - interactive touchscreen video monitors, which would enable consumers to interactively view video materials and retrieve product and other information.

Our programming is forwarded via satellite to each retail location. Each retail location typically is equipped with video monitors, remote speakers, satellite dishes, satellite receivers, cabinetry and merchandising cases. Each retail location receives, stores and later plays back the programming. During the retailer's hours of operations, the stored programming is relayed to the video monitors and audio units strategically placed throughout the store to capture consumer attention. Store employees are not responsible for the equipment and do not have control over the system. The result is a continuous transmission with little or no downtime and no rewinding.

In networks using store-and-forward, each retail location is also equipped with a digital video server, or DVS. Rather than the continuous audio and video feed utilized in video streaming, each retail location's DVS stores data files relayed from the uplink's server. These data files can then be reassembled and manipulated in order to provide a custom version of the show. Each digital video server can provide the following features:

  - INVENTORY MANAGEMENT. We are currently developing an inventory management feature pursuant to which advertising content on our networks can be linked electronically to the retailer's inventory system. When inventory for a product falls below a predetermined level, the advertisement for that product will be replaced by a preselected alternate advertisement for a different product. We are currently seeking patent protection for this inventory management feature.

  - COMPLIANCE. We plan to incorporate technology into our digital video servers that will allow us to control the video monitor by remote control via an electronic interface. The ability to control the video monitor will increase in-store compliance by eliminating the risk of manual operation, since video monitors activate automatically. We expect that this feature will allow us to verify advertising statistics for our advertisers.

  - CONTENT ROTATION. The system can rotate advertisements that play in a specific slot. With content rotation, the system can rotate an unlimited number of client advertisements in each advertiser's time slot.

  - REAL TIME CONTENT. Show content can be rotated out on a real time basis. Weather and sports scores and schedules can be changed on a daily basis or more frequently, if desired.

  - DAILY SCHEDULING. Multiple playlists can be utilized during the course of a day. For example, with this mechanism, training can be scheduled for early and late hours. Similarly, programming can be appropriately targeted to the correct audience, so that family fare would show during daylight hours while different content could be shown in the evening hours.

  - ONCE THROUGH. The playlist can be configured to start at a specific time and cycle through only once. This feature can be utilized for training material where it is intended for viewing at exact times.

We regard our technology as proprietary, and we rely on a combination of trade secret laws, contractual restrictions, restrictions on disclosure and other methods to establish and protect our technology and proprietary rights and information. We also enter into confidentiality agreements with all of our employees and, when possible, with our partners in order to control access to and distribution of our documentation and other proprietary information. We do not currently have any patents, but a number of our patent applications are pending.

COMPETITION

Our greatest competition for advertising revenue currently comes from other forms of advertising media, including television, radio, newspapers, magazines, the Internet, direct mail and billboards. We expect to compete with these forms of advertising on the basis of price and our unique ability to reach potential customers at the point of purchase.

In addition, we are aware of other companies that are pursuing strategies in the out-of-home media area, including private video networks. It is possible that another entity with greater resources than we have may enter our markets, particularly because there are few proprietary characteristics of our business or other barriers to entry. A large number of companies that could choose to enter our industry have significantly greater financial, marketing, technical and other resources than we have. Potential competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote more resources to technology than we can. New technologies and the expansion of existing technologies may also increase the competitive pressures on us by enabling our competitors to offer a lower-cost service. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, be required to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business and results of operations for a particular quarter or other period of time.

GOVERNMENT REGULATION

Because we operate private networks in retail locations, we are currently not restricted by licensing, program content and related regulations of the Federal Communications Commission. However, the FCC could promulgate new regulations or interpret existing laws so as to impact our business. In addition, the satellite partners on whom we rely are subject to extensive regulation in the United States by the FCC. The failure of our satellite partners to obtain some or all necessary licenses or approvals could impose significant additional costs and restrictions on our business or require us to change our operating methods.

In addition, the advertising industry is subject to regulation by the Federal Trade Commission, the Food and Drug Administration and other federal and state agencies, and to review by various civic groups and trade organizations including the National Advertising Division of the Council of Better Business Bureaus. New laws or regulations or interpretations of existing regulations governing advertising could have a material adverse effect on our business. For example, our entry into the beer, wine and spirits store industry assumes that restrictions on alcohol advertising will not apply to our networks inside beer, wine and spirits stores. Should new laws or regulations prohibit the use of alcohol advertising on our in-store networks, our entry into the beer, wine and spirits store industry would likely be significantly less profitable.

Regulatory approvals may be required prior to the use of our networks in some industries or states or other jurisdictions. For example, the sale of alcoholic beverages is regulated by a state control board in a number of states. In 17 states the sale of liquor is fully controlled by the state liquor control board and we are not permitted to provide our networks in beer, wine and spirits stores in these states absent approval by the liquor control board. In addition, in other states, the distribution and wholesaling of liquor is controlled by the state liquor control board and our ability to provide networks to beer, wine and spirits stores in these states may therefore be subject to approval of the state liquor control board. We have not to date sought or obtained and may not be able to obtain regulatory approvals in connection with the expansion of our networks in any beer, wine and spirits stores in any states where this approval is necessary.

EMPLOYEES

As of February 29, 2000, we had 61 employees, including six in marketing, 12 in sales, 17 in programming and production, 16 in software development and other technical functions and ten in finance, accounting and administration. We also utilize independent contractors to perform various services required in connection with the production, installation and maintenance of our networks. Most of our employees are located in Fort Lauderdale except for some members of our sales force who operate out of Atlanta, Dallas, Chicago, New York and Los Angeles. We believe our relationship with our employees is satisfactory. None of our employees is represented by a union and we have no collective bargaining agreement. Generally, our employees are retained on an at-will basis, other than members of senior management who have entered into employment agreements. All of our employees are required to sign confidentiality agreements.

FACILITIES

Our principal headquarters is currently located in Fort Lauderdale, Florida and consists of approximately 6,000 square feet of leased space. We intend to relocate our corporate headquarters during 2000 to a new 21,000-square foot site in Fort Lauderdale. We have recently signed a lease for this new site with a related party. The lease for our new Fort Lauderdale headquarters will expire in 2010 and will require that we pay approximately $30,000 in aggregate monthly rent during the first year, with annual increases thereafter. We lease additional space in Fort Lauderdale, where we film our hosted networks and store our sets, and in Atlanta, Georgia, Chicago, Illinois and Dallas, Texas, where we maintain sales offices. We do not own any real estate. We believe that our facilities are adequate for our current operations and for moderate growth. We will continue to review the adequacy of our facilities in light of our growth.

LEGAL PROCEEDINGS

We may be subject to legal or governmental proceedings from time to time in the ordinary course of our business. We are not currently a party to any pending or threatened material legal or governmental proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The following table contains information regarding our executive officers, key employees and directors:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
EXECUTIVE OFFICERS
Jason M. Kates............................        39   Chairman of the Board, President and Chief
                                                         Executive Officer
Brent D. Burns............................        40   Chief Financial Officer, Executive Vice
                                                         President, Treasurer and Director

KEY EMPLOYEES
Samuel S. Ambrose.........................        31   Vice President of Acquisition Sales and
                                                         Marketing
David A. Cabana...........................        49   Vice President of Production
Patricia M. Chicvara......................        43   Vice President and Controller
Thomas D. Fay.............................        46   Vice President of Network Operations
Michael D. Lambert........................        32   Vice President of Programming
Jeffrey R. Pittle.........................        31   Vice President of Creative Applications
Michael J. Sobel..........................        32   Vice President of Sales (Southeast Region)
Sergei A. Tselin..........................        32   Vice President of Engineering
Walter C. Wilson..........................        53   Vice President of Post Production

OTHER DIRECTORS
David H. Clarke(1)(2).....................        58   Director
John J. McMenamin(2)......................        46   Director
Dennis D. Smith(1)........................        51   General Counsel, Secretary and Director
Norman D. Tripp(1)........................        62   Director
Brian Woods...............................        40   Director

------------------------

(1) Member of the audit committee

(2) Member of the compensation committee

JASON M. KATES founded our company in May 1996 and has acted as our Chairman of the Board and Chief Executive Officer since January 1997 and as our President and a Director since May 1996. Prior to founding our company, from 1993 to 1995, Mr. Kates served as Executive Vice President at Investech, an international manufacturing and import company, where he obtained patents, FDA approvals, offshore manufacturing rights, funding sources and sales and distribution outlets for various infant-related products. Investech and various royalty rights were sold in January 1996. In 1990, Mr. Kates formed Kates Communications to film and produce videos for companies such as Blockbuster Entertainment Corporation. Mr. Kates worked at Kates Communications from 1990 to 1992. From 1986 to 1990, Mr. Kates served as a broker and Vice President of Oppenheimer & Company, Inc. Mr. Kates is a graduate of Florida State University.

BRENT D. BURNS has been our Chief Financial Officer since January 2000, our Executive Vice President and Treasurer since January 1999 and a Director since October 1999, and served as our Chief Operating Officer from January 1999 through January 2000. Prior to joining us, Mr. Burns served as Vice President and Chief Financial Officer of AutoNation Financial Services, Inc. from October 1996 to October 1998, as Senior Vice President of Revenue and Fleet Management of Alamo Rent-A-Car, Inc. from January 1995 to September 1996, as Vice President of Strategic Planning and Treasurer of Alamo Rent-A-Car from August 1987 to December 1994, and as a certified public accountant with Peat,

Marwick and Mitchell (n/k/a KPMG LLP) from July 1981 to July 1987. Mr. Burns is a graduate of Florida Atlantic University with a Bachelor of Business Administration degree.

SAMUEL S. AMBROSE is our Vice President of Acquisition Sales and Marketing and has been working at our company since December 1999. Prior to joining us, Mr. Ambrose was Manager of Advertising Communications for the U.S. and Canada at Office Depot, Inc. from July 1998 to December 1999, Vice President of Marketing at Boston Chicken, Inc. from July 1995 to July 1998 and Manager of Corporate Sales and Sponsorship for the Florida Panthers Hockey Club, Inc. from
November 1993 to July 1995. Mr. Ambrose is a graduate of Florida State University with a Bachelor of Science degree and a Masters of Science degree.

DAVID A. CABANA is our Vice President of Production and has worked at our company since April 1999. Prior to joining us, Mr. Cabana operated Cabana Productions, Inc., a developer of movie and television-related properties, from February 1997 to February 1999. From March 1994 to February 1997, Mr. Cabana worked as a Broadcast Production Supervisor at Gold Coast Advertising, Inc. in Miami, Florida where he supervised Office Depot's national broadcast production. From May 1988 to February 1994, Mr. Cabana served as General Manager and Executive Producer of Mincy Productions. From February 1985 to April 1988,
Mr. Cabana was Executive Producer for Florida-based The William Cook Agency, Inc., where he supervised award-winning broadcast production campaigns for First Union Bank and Winn-Dixie Stores, Inc. Mr. Cabana is a graduate of California State University at Fullerton with a Bachelor's degree in Communications.

PATRICIA M. CHICVARA has been our Vice President and Controller since February 2000. Prior to joining us, Ms. Chicvara served as Senior Director of Financial Reporting and Accounting at Alamo Rent-A-Car, Inc. from May 1996 to February 2000, as Assistant Corporate Controller at IVAX Corporation from 1993 to 1996, as a Vice President at First Union National Bank of Florida (formerly Southeast Bank, N.A.) from 1986 to 1992, as the Manager of Accounting at Cordis Corporation from 1984 to 1986 and as a certified public accountant with Arthur Andersen & Co. (n/k/a Arthur Andersen LLP) from 1977 to 1984. Ms. Chicvara is a graduate of the University of Miami, Miami, Florida with a Bachelor of Science Degree in Accounting.

THOMAS D. FAY is our Vice President of Network Operations and has worked at our company since July 1997. Prior to joining us, Mr. Fay worked at Carolina
Power & Light Corporation from April 1994 to July 1997. Mr. Fay has over 20 years experience in the public utility industry, managing the integration of new technologies into existing systems and the rollout of new architectures, as well as the day-to-day operational and maintenance activities, at power plants for companies such as Alabama Power Company, Florida Power Corporation, Carolina Power & Light and Niagara Mohawk Power Corporation. Mr. Fay is a graduate of the University of Florida with a degree in Nuclear Engineering.

MICHAEL D. LAMBERT is our Vice President of Programming and has worked at our company since November 1998. Prior to joining us, Mr. Lambert was Vice President of Marketing and Sales at Nite Lite Studios from 1997 to 1998, Vice President of Programming at Five Star Productions USA, Inc. from 1995 to 1996 and Vice President of Advertising at Brookstone Productions from 1992 to 1994.
Mr. Lambert received a Bachelor of Arts degree in Economics from the University of Maryland and an M.B.A. in Marketing from Florida Atlantic University.

JEFFREY R. PITTLE is our Vice President of Creative Applications and has worked at our company since May 1999. Prior to joining us, Mr. Pittle was the Art Director of Heftel Entertainment, LLC from January 1997 to April 1999 and Art Director of Visionary Studios, Inc. from June 1993 to December 1996. Mr. Pittle received a Bachelor of Fine Arts in Film Animation from New York's School of Visual Arts.

MICHAEL J. SOBEL is our Vice President of Sales (Southeast Region) and has worked at our company since October 1999. Prior to joining us, Mr. Sobel managed sales and service for the southeast regions for CBS Cable Networks, Inc. from 1994 to 1999, was an Account Executive for CBS Cable from 1993 to 1994, served as a network negotiator at J. Walter Thompson Co. in New York from 1991 to 1993 and served as an assistant network buyer for Backer Speilvogel Bates in New York from 1989 to 1991. Mr. Sobel graduated from Syracuse University with a degree in Advertising and Marketing.

SERGEI A. TSELIN is our Vice President of Engineering and has worked at our company since March 1999. Prior to joining us, Mr. Tselin was a Senior Software Engineer at International Interactive Media, Inc. from October 1995 to
December 1998. Mr. Tselin graduated from the Moscow Aviation Institute (Space Vehicle Department) with a degree in Space Engineering.

WALTER C. WILSON is our Vice President of Post Production and has worked at our company since April 1999. Prior to joining us, from 1993 to 1998, Mr. Wilson worked at Visionary Entertainment Group, Inc. as Director, Producer and Editor. From 1988 to 1993, Mr. Wilson worked at Laser Pacific, Inc. in Los Angeles, where he edited the television show NORTHERN EXPOSURE, HBO's COMIC RELIEF, Bobcat Goldthwait's comedy special IS HE LIKE THAT ALL THE TIME and ABC's A COMEDY SALUTE TO MICHAEL JORDAN. From 1986 to 1988, Mr. Wilson worked at LookOut Productions, an independent production company. From 1978 to 1986, Mr. Wilson worked at Utopia Video where he wrote, directed and edited more than 100 music videos for, among others, Todd Rundgren, The Rolling Stones, Bearsville Records and Private Music. Mr. Wilson graduated from the University of Florida with a Bachelor of Science degree in Electrical Engineering.

DAVID H. CLARKE has been a Director since October 1999. Mr. Clarke has served as Chairman and Chief Executive Officer of U.S. Industries, Inc. since May 1995. U.S. Industries is an industrial conglomerate which manufactures and distributes bath and plumbing products, indoor and outdoor lighting fixtures and lawn and garden tools and hand tools. Mr. Clarke was Vice Chairman of Hanson plc from 1993 until May 1995, Deputy Chairman and Chief Executive Officer of Hanson Industries, the U.S. arm of Hanson plc, from 1992 until May 1995 and a director of Hanson plc from 1989 until May 1996. Mr. Clarke is a director of Fiduciary Trust Company International, Inc., a public company engaged in investment management and administration of assets for individuals. Mr. Clarke is a graduate of Hobart College.

JOHN J. MCMENAMIN has been a Director since February 2000. Mr. McMenamin has served as Executive Vice President, Sales and Marketing, for NBC Internet, Inc. since December 1999. From June 1999 to December 1999, Mr. McMenamin served as Vice President and General Manager of Sponsorship for iVillage Inc. From December 1997 to August 1998, Mr. McMenamin served as President and Chief Executive Officer of C3 Communications, Inc., an interactive media company. From 1991 through 1997, Mr. McMenamin served in various positions at Time/Warner/Turner and most recently held the position of President of Turner Private Networks, a subsidiary of Turner Broadcasting System, Inc.
Mr. McMenamin holds an M.B.A. and certificate degree in Business Law from the Stillman Graduate School of Business Administration at Seton Hall University and a B.A. from St. Anselm's College.

DENNIS D. SMITH has been our Secretary and General Counsel since July 1999 and a Director since January 1997. Mr. Smith is currently the President and a board member of Tripp, Scott, P.A. and has 23 years of experience as an attorney at Tripp, Scott handling acquisitions, corporate finance and tax matters.
Mr. Smith is a graduate of the University of Pennsylvania Wharton School and received his law degree from Villanova University and his LLM in tax from the University of Miami.

NORMAN D. TRIPP has been a Director since January 1997. Mr. Tripp has been an officer, director and shareholder of Tripp, Scott, P.A. since 1974 and has over 30 years of experience as an attorney handling litigation, government relations, real estate, finance and corporate matters. Mr. Tripp is a graduate of the University of Miami and received his law degree from Cleveland State University.

BRIAN WOODS has been a Director since August 1997. Since December 1999,
Mr. Woods has been Senior Vice President and Chief Marketing Officer of NetZero, Inc., an Internet service provider which provides consumers with access to the Internet. Mr. Woods has served as a marketing consultant to our company since November 1998. From February 1997 to October 1998, Mr. Woods was President of the Entertainment Division of Planet Hollywood International, Inc. From November 1988 to December 1996, Mr. Woods held several key management positions, including Executive Vice President and Chief Marketing Officer of Blockbuster Entertainment Group, Inc., where he created the BLOCKBUSTER ENTERTAINMENT AWARDS SHOW, created the Blockbuster Entertainment Network, produced several television specials including Paul McCartney and Tina Turner and was responsible for worldwide marketing alliances with Visa Card and Coca Cola. Mr. Woods attended the University of Kentucky.

BOARD OF DIRECTORS

Our board of directors is currently composed of seven directors. Our board of directors is divided into three classes as nearly equal in size as possible with staggered, three year terms. The term of office of Class I, Class II and
Class III directors will expire at the annual meeting of stockholders to be held in 2001, 2002 and 2003, respectively. At each annual meeting of the stockholders beginning with the 2001 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their
earlier resignation and removal, if any. Messrs.             ,             and
            have been designated as Class I directors; Messrs.             ,
            and             have been designated as Class II directors; and
Messrs.             and             have been designated as Class III directors.
The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company.

In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

Our audit committee currently has three members: David Clarke, Dennis Smith and Norman Tripp. The audit committee is responsible for, among other things, recommending the annual appointment of our auditors, reviewing the independence of our auditors, reviewing our audited financial statements with management and our auditors, recommending to the board whether to include our audited financial statements in our public filings, assessing accounting principles we use in financial reporting, and reviewing internal auditing procedures and the adequacy of our internal control procedures.

Our compensation committee currently has two members: David Clarke and John McMenamin. The compensation committee will make recommendations to the board of directors regarding compensation and benefits for our executive officers and administer our equity incentive plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From July 1999 to December 1999, our compensation committee was composed of three members: Norman Tripp, Joel Kates and Dennis Smith. Joel Kates is the father of Jason Kates, our president and chief executive officer. Messrs. Tripp and Smith are directors and officers of Tripp, Scott, our outside general counsel, and own a portion of the facility in which we plan to maintain our corporate headquarters. In addition, Messrs. Tripp, Smith and Kates loaned approximately $0.5 million to us in 1997. A portion of the loans was converted into common stock in 1998 and the remainder of the loans was fully repaid by 2000. See "Related Party Transactions."

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee except as described below. During 1999, a former executive officer, Garry Johnson, served as a member of the board of directors of Tripp, Scott, which has two officers, Norman Tripp and Dennis Smith, who serve on our board of directors and compensation committee. During 1999, one of our directors, Dennis Smith, served on the compensation committee of Tripp, Scott, which has two officers, Norman Tripp and Mr. Smith, who serve on our board of directors and compensation committee. In addition, Dennis Smith, one of our directors, Norman Tripp, one of our directors, Brent Burns, one of our directors and executive officers, and Garry Johnson, a former director and executive officer of ours, are directors of and/or equity investors in LPS Capital Ltd.

Prior to July 1999, matters concerning executive officer compensation were addressed by the entire board of directors because we did not have a compensation committee.

COMPENSATION OF DIRECTORS

During the year ended December 31, 1999, our directors received no cash compensation for serving as directors. During 1999, Jason Kates, Norman Tripp and Dennis Smith were awarded 33,335 stock options at an exercise price of $6.60 per share, Brian Woods and former director Joel Kates were awarded 33,335 stock options at an exercise price of $6.00 per share, former director Garry Johnson was awarded 33,335 stock options at an exercise price of $6.60 per share, each of Brent Burns and David Clarke was awarded 23,810 stock options at an exercise price of $8.40 per share, and each of Jason Kates, Joel Kates, Norman Tripp, Dennis Smith, Garry Johnson, Brian Woods, Brent Burns and David Clarke was awarded 12,500 stock options at an exercise price of $10.00 or $11.00 per share. In January 2000 Brent Burns was awarded 20,000 stock options at an exercise price of $10.00 per share and John McMenamin was awarded 25,000 stock options at an exercise price of $10.00 per share. These stock options will vest on the day that this offering is completed. In addition, during 1999, Brian Woods was paid $90,000 for consulting services which he provided to the company. See "--Executive compensation" below for additional compensation received during 1999 by our directors who are also our employees. During 2000 we expect that directors will be paid primarily with stock options and that their expenses in connection with attending board meetings will be reimbursed in cash.

EXECUTIVE COMPENSATION

The table below summarizes information concerning the compensation we paid during 1999 to our Chief Executive Officer and Chief Financial Officer, the only executive officers who earned more than $100,000 during 1999 who served in such position at the end of the fiscal year, and a former executive officer who would have been among the four most highly paid executive officers had he remained an executive officer at the end of the year (the named executive officers):

                      SUMMARY COMPENSATION TABLE FOR 1999

                                             ANNUAL COMPENSATION
                                  -----------------------------------------     LONG-TERM COMPENSATION AWARDS
                                                             OTHER ANNUAL     ---------------------------------
NAME AND PRINCIPAL POSITION       SALARY ($)   BONUS ($)   COMPENSATION ($)   SECURITIES UNDERLYING OPTIONS (#)
---------------------------       ----------   ---------   ----------------   ---------------------------------
Jason M. Kates..................   $160,000     $32,000        -$-                          204,170
  Chairman of the Board,
  President and Chief Executive
  Officer
Garry W. Johnson................    150,000      12,000          8,928(1)                   165,835
  Vice President, Special
  Projects
Brent D. Burns..................    124,166      27,000        --                           206,310
  Chief Financial Officer,
  Executive Vice President,
  Treasurer and a Director

------------------------

(1) Represents above-market interest which accrued during 1999 on deferred compensation earned during 1997 and 1998.

OPTION GRANTS IN FISCAL 1999

The following table sets forth information regarding options to purchase common stock granted during 1999 to each of the named executive officers, including the potential realizable value over the term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. All the options were granted at an exercise price which our board of directors believed to be equal to or greater than the fair market value of our common stock on the date of grant. No stock appreciation rights were granted to these individuals during the year.

                                                     INDIVIDUAL GRANTS(1)
                                     ----------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                                   PERCENT OF                                AT ASSUMED ANNUAL RATES
                                      NUMBER OF       TOTAL                                       OF STOCK PRICE
                                     SECURITIES      OPTIONS     EXERCISE OR                 APPRECIATION FOR OPTION
                                     UNDERLYING    GRANTED TO    BASE PRICE                            TERM
                                       OPTIONS      EMPLOYEES       (PER       EXPIRATION   --------------------------
NAME                                 GRANTED (#)   IN 1999 (%)     SHARE)         DATE          5%             10%
----                                 -----------   -----------   -----------   ----------   ----------      ----------
Jason M. Kates.....................    166,670        12.1         $ 6.60         8/5/04     $303,916        $671,574
                                        37,500         2.7          11.00       12/20/04      113,966         251,835
Garry W. Johnson...................    153,335        11.1           6.60         8/5/04      279,600         617,843
                                        12,500         0.9          11.00       12/20/04       37,989          83,943
Brent D. Burns.....................     60,000         4.4           3.00         2/1/04       49,731         109,892
                                       110,000         8.0           6.00        7/27/04      182,346         402,937
                                        23,810         1.7           8.40        11/1/04       55,257         122,104
                                        12,500         0.9          10.00       12/20/04       34,535          76,314

------------------------

(1) All of the options listed in this table will become exercisable upon completion of this offering. The options are exercisable for five years after date of grant.

AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information concerning the number and hypothetical value of in-the-money options held by the named executive officers as of December 31, 1999. This table is presented solely for purposes of complying with the SEC rules and does not necessarily reflect the amounts the optionees will actually receive upon any sale of the shares acquired upon exercise of the options.

There was no public market for the common stock as of December 31, 1999. The values of the in-the-money options at December 31, 1999 have been calculated using the fair market value of the common stock as of December 31, 1999, as determined by the board of directors on the basis of its assessment of our prospects, financial condition and results of operations as of that date, less the aggregate exercise price. All of the options indicated in the table will be exercisable upon completion of this offering.

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                      OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                                    FISCAL YEAR-END               FISCAL YEAR-END
                                       SHARES                 ---------------------------   ---------------------------
                                     ACQUIRED ON    VALUE
NAME                                  EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                 -----------   --------   -----------   -------------   -----------   -------------
Jason M. Kates.....................       --          --         93,000        363,670        $670,100      $1,429,156
Garry W. Johnson...................       --          --         41,000        247,335         290,500         835,753
Brent D. Burns.....................       --          --             --        206,310              --         588,000

EXISTING STOCK OPTION PLANS

Prior to this offering our board of directors authorized three employee stock option plans: the Retail Media Systems, Inc. 1997 Employee Stock Option Plan, the Retail Media Systems, Inc. 1998 Employee Stock Option Plan and the Retail Media Systems, Inc. Employee Stock Option Plan #3. The terms of the plans are
substantially the same. Options to purchase             shares have previously
been awarded under the plans. The plans are administered by our board of directors or, at the board's option, a committee of the board composed of at least two directors. Upon completion of this offering, no additional options will be granted under these plans and instead options will be awarded under our 2000 Stock Incentive Plan.

ELIGIBILITY. The plans provide that options may be granted to any of our employees, including any employee who is one of our officers or directors. The maximum number of stock options that may be granted during any calendar year to any employee was 212,500 under the 1997 and 1998 plans and 150,000 under the third plan, in each case subject to adjustment in the case of stock splits or other recapitalization events. Options may also be granted to independent contractors or to non-employee directors as determined by the board of directors. Multiple option grants may be made to the same individual in any one year. Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code will qualify as an incentive stock option only to the extent that the aggregate fair market value, determined at the time the option is granted, of the stock with respect to which incentive stock options are exercisable for the first time by the optionee during any calendar year does not exceed $100,000.

EXERCISE PRICE. All options granted pursuant to the plans must be evidenced by a written stock option agreement. The option exercise price must be at least 100% of the fair market value of a share of the stock on the date the option is granted, provided that in the event the optionee would otherwise be ineligible to receive an incentive stock option because he owns more than 10% of our equity, the exercise price of an option that is intended to be an incentive stock option must be at least 110% of the fair market value of the common stock on the date the option is granted. Each option granted under the plan will terminate five years after the date the option is granted or on such other date as is fixed by the board and stated in the stock option agreement.

VESTING. Unless determined otherwise by the board of directors, 20% of the stock options vest each year, with the first 20% vesting at the end of the first year after the grant of the option. The stock option plans provide that all outstanding stock options shall vest automatically upon the completion of this offering.

CHANGE IN CONTROL. In the event of a change in control, all outstanding options will become immediately exercisable in full. A change in control will be deemed to occur if any person (1) acquires direct or indirect beneficial ownership of more than 50% of the total combined voting power with respect to the election of directors of our issued and outstanding stock, except that no change in control will be deemed to have occurred if the persons who were our stockholders immediately before the acquisition own all or substantially all of the voting stock of that person immediately after the transaction, or (2) has the power or ability to elect or cause the election of directors consisting at the time of the election of a majority of the board of directors.

TERMINATION. Upon the termination of the employment of an optionee with our company, other than by reason of death or disability, any options granted pursuant to the plans terminate upon the date of termination of employment, unless otherwise determined by the board of directors. If the optionee is terminated other than for cause, the departing optionee will have 90 days after the date of his or her departure to exercise any and all vested options held by him or her. If an optionee dies while still an employee or suffers a permanent and total disability, all options held by the optionee will become immediately exercisable in full and the optionee (in the case of disability) or the executors, administrators, legatees or distributees of the optionee's estate (in the case of death) shall have the right, at any time within 180 days after the date of such optionee's death, to exercise any option held by the optionee at the date of such optionee's death.

REPURCHASE OPTION. The stock option agreements in connection with our stock option plans generally provide that upon termination of an option holder's employment with us for any reason, or if the option holder wishes to transfer any option shares, we have the right, but not the obligation, to acquire from the option holder all or a portion of the option shares then held by the option holder. The price per share will be (a) if the option holder is discharged for "cause," the option price per option share, and (b) if employment is not terminated for cause, the option price per option share plus or minus the increase or decrease in our book value per share from the grant date through the date of our last audited consolidated balance sheet. In either event upon termination of employment all unexercised options will immediately expire. The term "cause" is defined in the stock option agreement to include, among other things, drug or alcohol addiction, disclosure of confidential information, competition with us, felony convictions, flagrant disregard of duty under this agreement, egregious misconduct involving serious moral turpitude, activities that cause major advertisers or network partners to take materially adverse action and termination for cause under any employment agreement.

2000 STOCK INCENTIVE PLAN

PURPOSE. The purpose of the 2000 stock incentive plan is to further strengthen our company by providing incentives to our employees, officers, directors, consultants and advisors. The plan provides incentives through the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock, performance units, and performance shares. Under the plan, we can make awards to our employees, to individuals who have received a formal, written offer of employment and to our officers, directors, consultants and advisors. We use these awards to encourage the recipients to devote their abilities and energies to our success.

ADMINISTRATION. The compensation committee administers the stock incentive plan. Each award under the stock incentive plan will be evidenced by an agreement that includes the terms of the grant. Under the stock incentive plan, the committee has the authority to, among other things:

  - select the individuals to whom awards will be granted;

  - determine the type, size and terms and conditions of awards; and

  - establish the terms for treatment of awards upon a termination of employment.

SHARES AVAILABLE FOR ISSUANCE. Under the stock incentive plan, we will have a
total of         shares of common stock available for the grant of awards. The maximum number of shares with respect to which we may grant awards to any
individual during any calendar year is         . If our capitalization changes,
however, the committee may adjust the maximum number and class of shares with respect to which awards may be granted, the number and class of shares which are subject to outstanding awards and the purchase price. The maximum dollar amount that an individual may receive during any calendar year in respect of
cash-denominated performance units may not exceed $        .

TERMS OF STOCK OPTIONS. The compensation committee will determine whether any option is a nonqualified or incentive stock option at the time of grant. The committee will also determine the per share exercise price of an option granted under the stock incentive plan at the time of grant. This will be set forth in the option agreement. Each option is exercisable at the dates and in the installments determined by the committee. All outstanding options will become fully exercisable if we have a change in control. In addition, the committee may accelerate the exercisability of any option at any time. Each option terminates at the time determined by the committee. However, the term of each option may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% stockholder.

Options are not transferable except by will or the laws of descent and distribution or, in the case of an option other than an incentive stock option, pursuant to a domestic relations order. An option other than an incentive stock option may, however, provide that it can be transferred to members of the optionee's immediate family, to trusts solely for the benefit of the immediate family members and to partnerships in which family members and/or trusts are the only partners. Options may be exercised during the optionee's lifetime only by the grantee or his guardian or legal representative. In the discretion of the committee, the purchase price for shares may be paid:

  - in cash;

  - by transferring shares of common stock to our company if such shares have been held by such person for at least six months prior to the exercise of the option; or

  - by a combination of the foregoing.

In addition, options may be exercised through a registered broker-dealer pursuant to cashless exercise procedures approved by the committee. The committee will set forth the terms and conditions applicable to any option upon a termination of the employment or service of the optionee.

STOCK APPRECIATION RIGHTS. The stock incentive plan permits us to grant stock appreciation rights either in connection with the grant of an option or as a freestanding right. A stock appreciation right permits a grantee to receive, upon exercise of the stock appreciation right, cash and/or shares, in an amount equal to the excess of the then per share fair market value over the per share fair market value on the date the stock appreciation right was granted or option exercise price, in the case of a stock appreciation right granted in connection with an option. When a stock appreciation right is granted, however, the committee may establish a limit on the maximum amount a grantee may receive on exercise. If we have a change in control, all stock appreciation rights become immediately and fully exercisable. The committee will decide at the time that the stock appreciation right is granted the date or dates at which it will become vested and exercisable.

DIVIDEND EQUIVALENT RIGHTS. Dividend equivalent rights may be granted in connection with any award under the stock incentive plan. Dividend equivalent rights may be payable currently or deferred until the lapsing of the restrictions on the dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the related award. Dividend equivalent rights may be settled in cash, shares of common stock or a combination of cash and shares in single or multiple installments.

RESTRICTED STOCK. The committee will determine the terms of each restricted stock award at the time of grant, including the price, if any, to be paid by the grantee for the restricted stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. In addition, at the time of grant, the committee may decide:

  - whether any deferred dividends will be held for the grantee or deferred until the restrictions lapse;

  - whether any deferred dividends will be reinvested in additional shares of common stock or held in cash; and

  - whether interest will be accrued on any dividends that are not reinvested in additional shares of restricted stock.

Unless otherwise provided in an agreement at the time of the grant, the restrictions on the restricted stock will lapse if we have a change in control. Shares of restricted stock are non-transferable until all restrictions upon the shares lapse.

PERFORMANCE UNITS AND PERFORMANCE SHARES. The committee may also award performance units and performance shares. The vesting of performance units and performance shares will be based upon our attainment of specified performance goals set by the committee. The performance goals may include:

  - earnings per share;

  - share price;

  - pre-tax profits;

  - net earnings;

  - return on equity or assets;

  - return on certain specified assets;

  - revenues;

  - EBITDA;

  - market share or market penetration;

  - free cash flow; or

  - any combination of these goals.

When granting performance units or performance shares, the committee may provide the manner in which performance will be measured against the performance objectives. The committee may also adjust the performance objectives to reflect the impact of specified corporate transactions, special charges, foreign currency effects, accounting changes, and other similar extraordinary or nonrecurring events. Performance units may be expressed in dollars or in shares of common stock. Payments in respect of performance units will be made in cash, shares of common stock, shares of restricted stock or a combination of cash, shares of common stock or shares of restricted stock.

The agreement evidencing the award of performance shares or performance units will include the terms and conditions of the awards, including those applicable if the grantee's employment terminates. If we have a change in control, all or a portion of the performance units will vest and the restrictions on all or a portion of the performance shares will lapse. The committee will determine these portions at the time of grant and they will be included in the agreement evidencing the award.

AMENDMENTS AND TERMINATION. The stock incentive plan will terminate on         .
The board may at any time amend or terminate the stock incentive plan. If required by law, no amendment or termination will be effective without the approval of our stockholders. In addition, no amendment or termination may alter or adversely impair any rights or obligations under any awards previously granted, except with the written consent of the grantee.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the principal federal income tax consequences under current law for awards granted to employees under the stock incentive plan. The summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

 STOCK OPTIONS. An optionee will not recognize any taxable income upon the grant of a nonqualified stock option and we will not be entitled to a tax deduction with respect to the grant. Generally, upon exercise of a nonqualified option, the excess of the fair market value of common stock on the date of exercise over the exercise price will be taxable as ordinary income to the optionee. If we comply with applicable reporting requirements and with Section 162(m) of the Internal Revenue Code, we will be entitled to a federal income tax deduction in the same amount and at the same time as the optionee recognizes ordinary income. The later disposition of shares acquired upon the exercise of a nonqualified option will ordinarily result in capital gain or loss to the optionee. Any gain will be subject to reduced tax rates if the shares have been held for more than twelve months.

 Except as described below, an optionee will not recognize taxable income at the time of grant or exercise of an incentive stock option, and we will not be entitled to a tax deduction with respect to the grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the optionee.

 Generally, if an optionee has held shares acquired upon the exercise of an incentive stock option for more than one year and more than two years after the date of grant of the incentive stock option, upon disposition of the shares by the optionee, the difference, if any, between the sales price of the shares and the exercise price will be treated as long-term capital gain or loss to the optionee.

 Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option, any excess of the fair market value of the shares at the time of exercise of the option or, if less, at the time of disposition over the exercise price of such option will constitute ordinary income to the optionee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise will generally be capital gain. Subject to any deduction limitation under
 Section 162(m) of the Internal Revenue Code and our compliance with applicable reporting requirements, we will be entitled to a federal income tax deduction equal to the amount of the ordinary income recognized by the holder.

 STOCK APPRECIATION RIGHTS. The amount of any cash or the fair market value of any shares received upon the exercise of a stock appreciation right under the stock incentive plan will be includible in the grantee's ordinary income. If we satisfy applicable reporting requirements, we will be entitled to a federal income tax deduction equal to the amount of the ordinary income recognized by the grantee.

 RESTRICTED STOCK. A grantee will not recognize taxable income upon the grant of restricted stock. The recognition of any income will be postponed until the shares are no longer subject to any restrictions or the risk of forfeiture. When either the restrictions or the risk of forfeiture lapses, the grantee will recognize ordinary income equal to the fair market value of the restricted stock at the time that the restrictions lapse. If we satisfy applicable reporting requirements, we will be entitled to a federal income tax deduction. A grantee may elect to be taxed when the restricted stock is granted. If the grantee makes this election, he will recognize ordinary income equal to the excess of the fair market value of the restricted stock at the time of grant over the amount paid, by the grantee for the shares. We are entitled to a federal income tax deduction at the time the grantee recognizes ordinary income in an amount equal to such income.

 PERFORMANCE SHARES AND PERFORMANCE UNITS. Generally, a grantee will not recognize any taxable income and we will not be entitled to a deduction upon the award of performance shares or performance units. When performance shares vest or the grantee receives a distribution with respect to performance units, the fair market value of the vested shares or the amount of any cash or shares received in payment for the awards generally is taxable to the grantee as ordinary income. If we satisfy applicable reporting requirements, we will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the grantee.

 DIVIDEND EQUIVALENTS. A grantee recognizes ordinary income with respect to dividend equivalents in an amount equal to any cash received or the fair market value of any shares received in settlement of the dividend equivalents. If we satisfy applicable reporting requirements, we will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the grantee.

 SECTION 280G OF THE INTERNAL REVENUE CODE. Under some circumstances, the accelerated vesting or exercise of options or stock appreciation rights, or the accelerated lapse of restrictions with respect to other awards, in connection with a change of control might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the grantee may be subject to a 20% excise tax and we may be denied a federal income tax deduction.

 SECTION 162(M). Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Section 162(m) of the Code does, however, allow a deduction for qualified "performance-based compensation," the material terms of which are disclosed to and approved by stockholders. The stock incentive plan has been structured so that compensation resulting from awards of options, stock appreciation rights, performance shares and performance units may qualify as "performance-based compensation," and, if so qualified, would be deductible.

EMPLOYMENT AGREEMENTS

JASON M. KATES. We have entered into an employment agreement with Jason M. Kates pursuant to which Mr. Kates has agreed to serve as our President. The agreement terminates on June 30, 2001. Pursuant to the agreement, Mr. Kates receives an annual salary of $200,000, reviewed annually, may participate in any bonus plan implemented by our board of directors and will receive bonuses in amounts and upon terms and with vesting rights established by the board of directors. He will participate in any incentive stock option plan and other benefit plans on such terms as determined by our board of directors. Reasonable expenses will be reimbursed.

Mr. Kates agreed not to disclose confidential information to any other person during the term of employment and for one year thereafter. Mr. Kates also agreed not to compete with us during the term of his employment and, at our option upon payment by us to Mr. Kates of a non-compete fee equal to one hundred percent of his salary, for one year thereafter.

The employment agreement with Mr. Kates may be terminated for cause

  - by either party as a result of a breach or default by the other party of any agreement between us and Mr. Kates, any reasonable policy or procedure or any term of this employment agreement, in which case, if terminated by us, Mr. Kates will receive only the compensation accrued and unpaid as of the date of termination;

  - by either party as a result of the arrest or conviction of the other party for a felony or the performance or omission by the other party of an act of willful misconduct, malfeasance or moral turpitude, in which case, if terminated by us, Mr. Kates will receive only the compensation accrued and unpaid as of the date of termination;

  - by Mr. Kates if there is a change of control coupled with a relocation of our company outside of the South Florida area within 90 days of the date of the change in control, in which case Mr. Kates will receive his full salary through the completion of the term of this agreement; or

  - by Mr. Kates in the event we file for bankruptcy, in which case Mr. Kates will receive his full salary through the completion of the term of this agreement.

Notwithstanding the above, we may terminate the employment agreement without cause upon 30 days prior written notice to Mr. Kates. Upon termination of this agreement without cause, Mr. Kates will be entitled to the continued payment of all base salary that would have been due through the end of the then current term.

BRENT D. BURNS. We have entered into an employment agreement with Brent D. Burns. The agreement terminates on June 30, 2001 and provides that Mr. Burns will be paid an annual salary of $165,000. The other terms of the agreement are substantially identical to the terms of Mr. Kates's employment agreement.

STOCK OPTION PLANS. Our stock option plans contain provisions which may result in the accelerated vesting of our outstanding stock options upon the occurrence of a change in control or in connection with our initial public offering. See "--Stock option plans" for more information about these provisions.

                              CERTAIN TRANSACTIONS

SHAREHOLDER LOANS

In 1996 and 1997, we issued an aggregate of $825,000 of promissory notes to six of our shareholders. In June 1996, Jason Kates loaned us $100,000. In June 1996 and January 1997 Gary Halpin loaned us a total of $25,000. On January 29, 1997, Joel Kates loaned us $87,500 and purchased 250,000 shares for $12,500; Norman Tripp loaned us $204,166 and purchased 583,330 shares for $29,166; Dennis Smith and his spouse loaned us $204,167 and purchased 583,335 shares for $29,167; and Garry Johnson loaned us $204,167 and purchased 583,335 shares for $29,167. The notes had an interest rate of 10%. We accounted for the equity issued at the fair value at the time of the transaction and the notes were discounted accordingly. The discount on the notes was amortized as interest expense over the term of the notes.

On December 23, 1998, we entered into an agreement with the six holders of the notes in which $625,000 of the undiscounted principal balance of the notes was converted into 625,000 shares of our common stock. As a result of the conversion, Jason Kates converted $75,757.58 of notes into 75,757.58 shares of common stock; Gary Halpin converted $18,939.39 of notes into 18,939.39 shares of common stock; Joel Kates converted $66,287.88 of notes into 66,287.88 shares of common stock; Garry Johnson converted $154,671.00 of notes into 154,671.00 shares of common stock; Dennis Smith and his spouse converted $154,671.97 of notes into 154,671.97 shares of common stock; and Norman Tripp converted $154,671.00 of notes into 154,671.00 shares of common stock.

The remaining $200,000 principal amount of the promissory notes was repaid in full in December 1999.

COMMON STOCK ISSUANCES

We were founded in May 1996 by Jason Kates and Gary Halpin. During 1996 we issued (a) 1,850,000 shares of our common stock to Jason Kates for $1,747,
(b) 650,000 shares of our common stock to Gary Halpin for $320, (c) 275,000 shares of our common stock to Joel Kates for $225, and (d) 75,000 shares of our common stock to Cecil C. Williams and Susan P. Williams for $25,047. During 1996 we issued 150,000 shares of our common stock to Tripp, Scott, P.A. (f/k/a Tripp, Scott, Conklin & Smith) for $35,093 equivalent of legal services.

In January 1997 we issued 250,000 shares of our common stock to Joel Kates for $12,500, 583,335 shares of our common stock to Garry Johnson for $29,167, 583,330 shares of our common stock to Norman Tripp for $29,166 and 583,335 shares of our common stock to Dennis Smith and his spouse for $29,167.

In July 1997 we issued 50,000 shares of our common stock to Tripp, Scott, P.A. (f/k/a Tripp, Scott, Conklin & Smith) in consideration of legal services rendered by such firm.

In May 1998 we sold 50,000 shares of our common stock to Brent Burns and his spouse for $50,000.

In December 1998 six of our shareholders converted $625,000 of our outstanding promissory notes into 625,000 shares of our common stock. In connection with this transaction, we issued 75,757.58 shares to Jason Kates, 66,287.88 shares to Joel Kates, 18,939.39 shares to Gary Halpin, 154,671.00 shares to Garry Johnson, 154,671.97 shares to Dennis Smith and his spouse and 154,671.00 shares to Norman Tripp.

In March 1999 we issued to LPS Capital Ltd. options to acquire 58,900 shares of our common stock at an exercise price of $3.00 per share. LPS Capital assisted us in connection with our July 1999 private placement. Dennis Smith, an RMS director, Norman Tripp, an RMS director, Brent Burns, an RMS director and executive officer, and Garry Johnson, a former RMS director, are directors of and/or equity investors in, LPS Capital.

In July 1999 we sold 33,333.30 shares for $100,000 to the Tripp, Scott profit sharing plan for the benefit of Dennis Smith, 33,333.30 shares for $100,000 to the Tripp, Scott profit sharing plan for the benefit of Garry Johnson and 66,666.65 shares for $200,000 to the Tripp, Scott profit sharing plan for the benefit of Norman Tripp.

In July 1999 we sold 250,000 shares of our common stock for $750,000 to Lake Worth Ventures, Inc. (f/k/a GSB Holdings, Inc.), a corporation controlled by David Clarke.

In December 1999 as part of our private placement we sold 20,000 shares of our common stock for $168,000 to Lake Worth Ventures, Inc., a corporation controlled by David Clarke. In December 1999 as part of our private placement we sold 11,904.76 shares of our common stock to Jon Kates, the brother of Joel Kates.

OTHER TRANSACTIONS

On January 1, 1997 we entered into a shareholders agreement with Jason M. Kates, Cecil and Susan Williams, Garry W. Johnson, Gary A. Halpin, Norman D. Tripp, Joel N. Kates, Tripp, Scott, P.A. (f/k/a Tripp, Scott, Conklin & Smith) and Dennis and Patricia Smith. The shareholders agreement contains provisions regarding corporate governance and limiting the transferability of our common stock. In addition, pursuant to the terms of our shareholders agreement, our shareholders agreed to elect Jason M. Kates, Norman D. Tripp and Dennis Smith, or their designee, as members of our board of directors. We expect that the shareholders agreement will be terminated in connection with the completion of this offering.

Norman D. Tripp and Dennis D. Smith, directors of our company, are directors of the law firm Tripp, Scott, P.A. Garry Johnson, a five percent beneficial owner of our common stock, is a director of Tripp, Scott. Tripp, Scott is our outside general counsel. During 1999 we incurred approximately $133,000 of expense in connection with legal services provided by Tripp, Scott in the ordinary course of business. In addition, Messrs. Tripp, Johnson and Smith are partial owners of the facility where we intend to lease our new corporate headquarters. Our monthly rental payment pursuant to the lease is approximately $30,000 during the first year, with annual increases thereafter. In addition, in January 2000 we paid Mr. Johnson approximately $180,000 of accrued salary that he earned during 1997 and 1998.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could otherwise have been obtained form unaffiliated third parties.

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
                             PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock, as adjusted to reflect the sale of the common stock offered hereby, by

  - each person who is known to us to beneficially own more than 5% of the outstanding shares of our common stock;

  - each of our directors and named executive officers; and

  - all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, subject to applicable community property law, and generally includes voting or investment power with respect to securities. We believe based on information provided to us that all persons listed below have sole voting and investment power with respect to their shares of common stock, except as otherwise indicated and to the extent authority is shared by spouses under applicable law. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

                                              NUMBER OF SHARES OF COMMON            PERCENTAGE OWNED(1)
                                               STOCK BENEFICIALLY OWNED      ----------------------------------
NAME                                         BEFORE AND AFTER THE OFFERING   PRIOR TO OFFERING   AFTER OFFERING
----                                         -----------------------------   -----------------   --------------
DIRECTORS AND EXECUTIVE OFFICERS
Jason M. Kates(2)..........................
Brent D. Burns(3)..........................
David Clarke(4)............................
John McMenamin(5)..........................
Dennis D. Smith(6).........................
Norman D. Tripp(7).........................
Brian Woods(8).............................
All directors and executive officers as a
  group (7 persons)........................

5% STOCKHOLDERS
Gary Halpin(9).............................
Garry W. Johnson(10).......................
Joel N. Kates (11).........................

------------------------

 * Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) The percentages of shares owned are based upon             shares of common
    stock outstanding as of             , and             shares of common stock
    outstanding as of the closing of this offering, respectively.

(2) Includes options to purchase             shares of common stock exercisable
    within 60 days of the date of this prospectus. Excludes shares held by Joel Kates, the father of Jason Kates, for which shares Jason Kates disclaims beneficial ownership. Jason Kates's address is c/o RMS Networks, Inc., 633 South Federal Highway, Fort Lauderdale, Florida.

(3) Includes             shares held by Mr. Burns jointly with his spouse,
                shares held by Mr. Burns in an IRA account and options to
    purchase             shares of common stock

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    exercisable within 60 days of the date of the prospectus. Excludes shares of common stock held by Laurie Burns, the sister of Brent Burns. Brent Burns disclaims beneficial ownership of shares of common stock held by Laurie Burns.

(4) Includes             shares held through Lake Worth Ventures, Inc. and
    options to purchase             shares of common stock exercisable within
    60 days of the date of this prospectus.

(5) Includes options to purchase             shares of common stock exercisable
    within 60 days of the date of this prospectus.

(6) Includes             shares owned by Mr. Smith jointly with his spouse,
                shares held by the Tripp, Scott profit sharing plan, for which shares Mr. Smith holds shared investment and voting power, and options to
    purchase             shares of common stock exercisable within 60 days of
    the date of this prospectus. Mr. Smith disclaims beneficial ownership of shares held by the Tripp, Scott profit sharing plan, other than the shares held in such plan for Mr. Smith's benefit. Mr. Smith's address is c/o Tripp, Scott, P.A., 110 Southeast 6th Street, Fort Lauderdale, Florida.

(7) Includes             shares held through Tripperoo Nevada Ltd. Partnership,
               shares held by the Tripp, Scott profit sharing plan, for which shares Mr. Tripp holds shared investment and voting power, and options to
    purchase             shares of common stock exercisable within 60 days of
    the date of this prospectus. Mr. Tripp disclaims beneficial ownership of shares held by the Tripp, Scott profit sharing plan, other than the shares held in such plan for Mr. Tripp's benefit. Mr. Tripp's address is c/o Tripp, Scott, P.A., 110 Southeast 6th Street, Fort Lauderdale, Florida.

(8) Includes options to purchase             shares of common stock exercisable
    within 60 days of the date of this prospectus.

(9) Mr. Halpin's address is 3208 North Poinsettia Avenue, Manhattan Beach, California 90266.

(10) Includes             shares held in the Tripp, Scott profit sharing plan
    for Mr. Johnson's benefit and options to purchase             shares of
    common stock exercisable within 60 days of the date of this prospectus. Mr. Johnson's address is c/o Tripp, Scott, P.A., 110 Southeast 6th Street, Fort Lauderdale, Florida.

(11) Includes options to purchase             shares of common stock exercisable
    within 60 days of the date of this prospectus. Does not include shares held
    by Jason Kates, the son of Joel Kates, or             shares held by Jon
    Kates, the brother of Joel Kates, for which shares Joel Kates disclaims beneficial ownership. Joel Kates's address is 150 Newman Cove Road, Arden, North Carolina 28704.

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                          DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of
75,000,000 shares of common stock, of which             shares will be issued
and outstanding, and 5,000,000 shares of preferred stock, of which no shares will be issued and outstanding. The following summary of the material terms and provisions of our capital stock is not complete and is subject to the terms included in our certificate of incorporation and by-laws. The forms of our certificate of incorporation and by-laws, which will be adopted in connection with the completion of this offering, have been filed as exhibits to the registration statement of which this prospectus is a part and should be reviewed in their entirety.

COMMON STOCK

Each share of our common stock will be identical in all respects and will entitle its holder to the same rights and privileges enjoyed by all other holders of shares of common stock and will subject them to the same qualifications, limitations and restrictions to which all other holders of common stock will be subject. The outstanding shares of common stock are, and the shares offered by us in this offering will be upon receipt of payment for such shares, validly issued and fully paid and nonassessable.

VOTING RIGHTS. Holders of our common stock will be entitled to one vote per share on all matters to be voted on by our stockholders. Holders of common stock will not have cumulative rights.

DIVIDENDS. Holders of our common stock will be entitled to receive ratably such dividends, if any, as are declared by our board of directors out of funds legally available for the declaration of dividends, subject to the preferential rights of any holder of preferred stock that may from time to time be outstanding.

LIQUIDATION. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding.

OTHER PROVISIONS. The holders of our common stock will have no preemptive or other subscription rights to purchase common stock, and there will be no conversion rights, redemption rights or sinking fund provisions.

PREFERRED STOCK

Our board of directors will be authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each series, to fix the designations, powers, preferences and rights of the shares of each series and to impose any qualifications, limitations or restrictions of each series. The board may, among other things, determine with respect to each series of preferred stock specific voting rights, designations, dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock without any further action or vote by the stockholders, the board may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult, discourage or prevent an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise and thereby protect the continuity of our current management. The issuance of shares of the preferred stock pursuant to the board of directors' authority may adversely affect the rights of holders of common stock. See "Risk Factors--Risks Related

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to this Offering--Anti-takeover provisions of Delaware's General Corporation Law and our certificate of incorporation and by-laws could delay or deter a change in control."

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation will limit the liability of our directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability

  - for any breach of the director's duty of loyalty to us or our stockholders;

  - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

  - for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation will also contain provisions indemnifying our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise.

In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

We have entered into indemnification agreements with our directors and officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and officers against certain liabilities that may arise because of their status or service as directors or officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance.

At the present time there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND
  PROVISIONS OF DELAWARE LAW

A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of our company by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

  - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  - discourage certain types of transactions which may involve an actual or threatened change in control of our company;

  - discourage certain tactics that may be used in proxy fights;

  - encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

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  - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

STAGGERED BOARD. Our certificate of incorporation and by-laws will provide that the number of directors of RMS shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation and by-laws also will provide that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

ADVANCE NOTICE PROCEDURES FOR STOCKHOLDER PROPOSALS AND DIRECTOR
NOMINATIONS. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices at least 90 days and no more than 120 days prior to the anniversary of the prior year's annual meeting. The by-laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

STOCKHOLDER ACTION BY WRITTEN CONSENT. Our certificate of incorporation provides that stockholders may take action by written consent.

SPECIAL MEETINGS OF STOCKHOLDERS. Our certificate of incorporation will provide that special meetings of our stockholders may be called only by the chairman of the board, the president or a majority of the board of directors. A special meeting may not be held absent such a written request. The request must state the purpose or purposes of the proposed meeting. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

SUPERMAJORITY VOTE TO AMEND CHARTER AND BY-LAWS. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements (66 2/3%) in connection with the amendment of certain provisions of our certificate of incorporation and by-laws, including those provisions relating to the classified board of directors, the ability of stockholders to call special meetings and the ability of stockholders to amend our by-laws.

PREFERRED STOCK. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in

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connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of our company.

AUTHORIZED BUT UNISSUED SHARES OF COMMON STOCK. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between our company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

  - our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

  - the business combination is approved by a majority of our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Delaware law contains provisions allowing a corporation to avoid Section 203's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. We have not and do not currently intend to "opt out" of the application of Section 203.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is                 .

LISTING

We intend to apply to list our common stock on The Nasdaq Stock Market's National Market under the symbol "RMSN."

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                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of the common stock in the public market, including shares issuable upon the exercise of stock options, after the lapse of the restrictions described above, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future. See "Risk Factors--Risks Related to this Offering--The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price."

Upon completion of this offering,             shares of common stock, or
            shares if the underwriters exercise their over-allotment option in
full, will be outstanding. Of these shares, the             shares of common
stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. All of the
remaining             shares of common stock outstanding prior to this offering
were issued and sold by us in private transactions in reliance upon exemptions from the registration requirements of the Securities Act and are therefore deemed "restricted securities," as such term is defined under Rule 144. These restricted securities may not be sold in the absence of registration under the Securities Act other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration.

The restricted securities will become fully tradeable as follows:

  - immediately following this offering,             restricted securities will
    be available for immediate sale in the public market subject to Rule 144;

  - 90 days after the date of this prospectus,             shares will be
    available for immediate sale in the public market pursuant to Rule 701 and shares may be issued upon exercise of stock options and will be eligible for sale in reliance upon Rule 701; and

  - 180 days after the date of this prospectus,             restricted
    securities will be available for sale in the public market pursuant to Rule 144.

RULE 144

In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed RMS affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of

  - one percent of the then-outstanding shares of common stock, which equals
    approximately             shares immediately after this offering; and

  - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to restrictions as to the manner of sale, notice requirements and the availability of current public information about our company.

RULE 144(K)

In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate of ours, a

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stockholder who is not an affiliate of ours at the time of sale and who has not been an affiliate of ours for at least three months prior to the sale would be entitled to sell shares of common stock in the public market immediately without compliance with the foregoing requirements under Rule 144, unless otherwise restricted. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description.

RULE 701

Any employee, director or officer of, or consultant to, our company who acquired shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits our affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, commencing 90 days after the effective date of the registration statement of which this prospectus is a part.

STOCK OPTIONS

Upon the closing of the offering, options to purchase an aggregate of
            shares of our common stock were outstanding,             of which
were exercisable on the date of the prospectus, at a weighted average exercise
price of $               per share, and an additional             shares of
common stock were available for future grant under our stock option plans. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 3,500,000 shares of common stock reserved or to be available for issuance pursuant to our stock option plans. Shares of common stock acquired upon exercise of options issued under our stock option plans generally will be available for sale in the open market by holders who are not RMS affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are RMS affiliates, unless such shares are subject to the contractual lock-up restrictions described below.

Sterling Financial Investment Group, Inc. owns options to acquire 50,000 shares of our common stock at an exercise price of $6.60 per share and options to acquire an additional 80,206 shares of our common stock at an exercise price of $9.24 per share. Upon completion of this offering, Sterling will also own additional options to acquire shares of common stock equal to 1% of the shares issued in this offering at an exercise price of 110% of the offering price. All of these options will be exercisable for three years. We have agreed that if we register any of our outstanding shares of common stock under the Securities Act of 1933 in connection with a public offering of such securities for cash, Sterling may include its shares in any such registration, subject to certain limitations.

LOCK-UP AGREEMENTS

RMS and some of its directors and officers and other stockholders, who hold in
the aggregate             shares of our common stock, have agreed, subject to
exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. The restrictions set forth in the previous sentence do not apply to grants of employee stock options pursuant to the terms of our stock option plans, issuances of securities pursuant to the exercise of such options outstanding on the date hereof or the exercise of any other stock options outstanding on the date hereof. CIBC World Markets Corp. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

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REGISTRATION RIGHTS

We have given the purchasers of             shares of our common stock in our
December 1999 private placement limited registration rights. We agreed that if we registered any of our outstanding shares of common stock under the Securities Act in connection with a public offering of such securities for cash (other than a registration statement on Form S-4, S-8 or any successors to either form), the investors in our December 1999 private placement would be entitled to have their shares included in any registration. We further agreed that if the registration related to an underwritten offering, and the managing underwriter advised us that the number of shares requested to be included exceeded the number which could be sold in the offering within a price range reasonably acceptable to us, we would include in that registration (1) the shares that we wished to sell in the offering and (2) the securities requested to be included by the investors in the private placement on a pro rata basis with all outstanding shareholders and option holders who request to be included. Upon registration, those shares will be freely tradeable in the public market without restriction.

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          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  - an individual who is a citizen or resident of the United States;

  - a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion does not consider:

  - U.S. state or local or non-U.S. tax consequences;

  - all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

  - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

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Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

  - a non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

  - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

  - look-through rules will apply for tiered partnerships.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require information reporting and backup withholding at a rate of 31% on some payments on common stock. Under currently applicable law, non-U.S. holders generally will be exempt from these information reporting requirements and from backup withholding on dividends if we either were required to withhold a U.S. federal withholding tax from those dividends or, for dividends paid prior to 2001, if we paid those dividends to an address outside the United States. After 2000, however, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at a rate of 31%.

The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be subject to information reporting and reduced by backup withholding at a rate of 31% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or subject to information reporting unless the non-U.S. broker is a "U.S. related person." In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" will be subject to information reporting and, after 2000, may be reduced by backup withholding at a rate of 31%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

  - a "controlled foreign corporation" for U.S. federal income tax purposes;

  - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

  - effective after 2000, a foreign partnership with certain connections to the United States.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., FleetBoston Robertson Stephens Inc. and Prudential Securities Incorporated are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                                                               NUMBER
                                                                 OF
UNDERWRITER                                                    SHARES
-----------                                                   --------
CIBC World Markets Corp.....................................
FleetBoston Robertson Stephens Inc..........................
Prudential Securities Incorporated..........................
                                                              -------
        Total...............................................
                                                              =======

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about         , 2000 against
payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities
dealers at such price less a concession of $     per share. The underwriters may
also allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the
underwriters to purchase a maximum of        additional shares from us to cover
over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be
$       , the total proceeds to us will be $       . The underwriters have
severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                         TOTAL WITHOUT EXERCISE   TOTAL WITH FULL EXERCISE
                                           OF OVER-ALLOTMENT         OF OVER-ALLOTMENT
                             PER SHARE           OPTION                    OPTION
                             ---------   ----------------------   ------------------------
RMS........................  $                  $                         $

We estimate that our total expenses of the offering, excluding the underwriting
discount, will be approximately $     .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our officers and directors and other stockholders have agreed to a
180-day "lock-up" with respect to        shares of common stock that they
beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 180 days following the date of this prospectus, we and these persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

The underwriters have reserved for sale up to        shares for employees,
directors and other persons associated with us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by those persons.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

  - negotiations among us and the underwriters;

  - prevailing market and economic conditions;

  - our financial information;

  - our history and the prospects;

  - our company and the industry in which we compete;

  - an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues; and

  - the present stage of our development and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Prudential Securities Incorporated also facilitates the marketing of securities online through its PrudentialSecurities.com division. Clients of Prudential Advisor-SM-, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors. Other than the prospectus in electronic format, the information on the website is not part of this prospectus or the registration statement of which this prospectus forms a part and has not been approved and/or endorsed by RMS or any underwriter in that capacity and should not be relied upon by prospective investors.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent and (3) such purchaser has reviewed the text above under "Resale restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

All of the issuer's directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLOMBIA RESIDENTS

A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Certain legal matters will be passed upon for us by Tripp, Scott, P.A., Fort Lauderdale, Florida. The underwriters have been represented by Gibson, Dunn & Crutcher LLP, New York, New York. Entities and individuals affiliated with Tripp, Scott
beneficially own             shares of our common stock as of the date of this
prospectus. Norman Tripp and Dennis Smith, officers and directors of Tripp, Scott, serve as directors on our board of directors. See "Management" and "Principal Stockholders."

                                    EXPERTS

    The consolidated financial statements of RMS Networks, Inc. and subsidiaries (formerly Retail Media Systems, Inc.) as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. The rules and regulations of the SEC permit us to omit some information included in the registration statement from this prospectus. For further information with respect to RMS and the shares of common stock offered by this prospectus, reference is made to the registration statement, including its exhibits and schedules. With respect to references made in this prospectus to any contract or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

    As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may review a copy of the registration statement, including its exhibits and schedules, as well the reports, proxy statements and other information that we file with the SEC, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048 or on the SEC's Internet website located at http://www.sec.gov. You may obtain a copy of this registration statement from the SEC's public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

    Upon approval of the common stock for listing on Nasdaq, you may also review our reports, proxy and information statements and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We also intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

                      RMS NETWORKS, INC. AND SUBSIDIARIES

                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-4

Consolidated Statements of Stockholders' (Deficit) Equity
  for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-6

Notes to Consolidated Financial Statements for the Years
  Ended
  December 31, 1997, 1998 and 1999..........................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
RMS Networks, Inc. (formerly Retail Media Systems, Inc.):

    We have audited the accompanying consolidated balance sheets of RMS Networks, Inc. (formerly Retail Media Systems, Inc.) and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RMS Networks, Inc. (formerly Retail Media Systems, Inc.) and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                         /s/ KPMG LLP

Fort Lauderdale, Florida
January 26, 2000, except as to
the first paragraph of note 1(a) and
note 15, which are as of April 5, 2000

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                1998       1999
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $    60      8,588
  Trade accounts receivable, net of allowance of $19 at
    December 31, 1999.......................................       33         69
  Subscription receivable...................................       --        317
  Other receivables.........................................       --         19
  Prepaid expenses..........................................       --         67
                                                              -------    -------
      Total current assets..................................       93      9,060
                                                              -------    -------
Property and equipment, net.................................       55        317
Other assets................................................       --        432
                                                              -------    -------
      Total assets..........................................  $   148      9,809
                                                              =======    =======

                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current liabilities:
  Accounts payable..........................................  $   162        445
  Accrued expenses..........................................      345        518
  Deferred revenue..........................................       --        111
                                                              -------    -------
      Total current liabilities.............................      507      1,074
Stockholder loans payable...................................      190         --
                                                              -------    -------
      Total liabilities.....................................      697      1,074

Commitments and contingencies

Stockholders' (deficit) equity:
  Common stock, $.01 par value. Authorized 25,000,000
    shares; issued and outstanding 5,890,000 shares and
    8,007,000 shares at December 31, 1998 and 1999,
    respectively............................................       59         80
  Additional paid-in capital................................    1,149     12,968
  Accumulated deficit.......................................   (1,757)    (4,313)
                                                              -------    -------
      Total stockholders' (deficit) equity..................     (549)     8,735
                                                              -------    -------
      Total liabilities and stockholders' (deficit)
        equity..............................................  $   148      9,809
                                                              =======    =======

          See accompanying notes to consolidated financial statements.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                1997        1998        1999
                                                             ----------   ---------   ---------
Revenue....................................................  $       --         717       2,182
                                                             ----------   ---------   ---------
Operating expenses:
  Cost of revenue..........................................          --         554       1,422
  Selling, general and administrative expenses.............          93         470       2,377
  Development expenses.....................................         686         218         638
  Loss on impairment of fixed assets.......................          --          --         262
                                                             ----------   ---------   ---------
      Total operating expenses.............................         779       1,242       4,699
      Loss from operations.................................        (779)       (525)     (2,517)
Other income (expense):
  Interest income..........................................          11           2          29
  Interest expense.........................................        (118)       (158)        (68)
                                                             ----------   ---------   ---------
      Loss before income taxes.............................        (886)       (681)     (2,556)
Income taxes...............................................          --          --          --
                                                             ----------   ---------   ---------
      Net loss.............................................  $     (886)       (681)     (2,556)
                                                             ==========   =========   =========
Net loss applicable to common stockholders per share--basic
  and diluted..............................................  $    (0.18)      (0.13)      (0.39)
                                                             ==========   =========   =========
Weighted average shares--basic and diluted.................   5,019,521   5,229,219   6,577,840
                                                             ==========   =========   =========

          See accompanying notes to consolidated financial statements.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 (IN THOUSANDS)

                                                                                              TOTAL
                                                               ADDITIONAL                 STOCKHOLDERS'
                                                     COMMON     PAID-IN     ACCUMULATED     (DEFICIT)
                                                     STOCK      CAPITAL       DEFICIT        EQUITY
                                                    --------   ----------   -----------   -------------
Balances at December 31, 1996.....................    $30            51          (190)         (109)
  Net loss........................................     --            --          (886)         (886)
  Discount on stockholder loans...................     --           112            --           112
  Common stock issued for services................      1            49            --            50
  Capital contributions...........................     20           155            --           175
                                                      ---        ------        ------        ------
Balances at December 31, 1997.....................     51           367        (1,076)         (658)
  Net loss........................................     --            --          (681)         (681)
  Stock options granted to non-employees..........     --            24            --            24
  Capital contributions...........................      1           126            --           127
  Employee moving expenses converted to common
    stock.........................................      1            13            --            14
  Conversion of stockholder loans to common
    stock.........................................      6           619            --           625
                                                      ---        ------        ------        ------
Balances at December 31, 1998.....................     59         1,149        (1,757)         (549)
  Net loss........................................     --            --        (2,556)       (2,556)
  Stock options granted to non-employees..........     --           127            --           127
  Stock options exercised.........................     --            10            --            10
  Private placements, net of offering expenses....     20        11,375            --        11,395
  Common stock issued for services................      1           307            --           308
                                                      ---        ------        ------        ------
Balances at December 31, 1999.....................    $80        12,968        (4,313)        8,735
                                                      ===        ======        ======        ======

          See accompanying notes to consolidated financial statements.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 (IN THOUSANDS)

                                                                1997       1998       1999
                                                              --------   --------   --------
Net cash from operating activities:
  Net loss..................................................   $(886)      (681)     (2,556)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................       6         15         115
    Amortization of debt discount...........................      41         77          10
    Loss on impairment of fixed assets......................      --         --         262
    Compensation related to non-employee stock options......      --         24         127
    Expenses settled through issuance of common stock.......      50         14         308
    Change in operating assets and liabilities, net of
      acquisition:
      Increase in:
        Prepaid expenses....................................      --         --         (67)
        Trade and other accounts receivable, net............      --        (33)        (14)
        Other assets........................................      --         --          (4)
      Increase (decrease) in:
        Accounts payable....................................      26        116        (127)
        Accrued expenses....................................     206        128          86
        Deferred revenue....................................      --         --         111
                                                               -----      -----      ------
          Net cash used in operating activities.............    (557)      (340)     (1,749)
                                                               -----      -----      ------
Cash flows from investing activities:
  Capital expenditures......................................     (47)       (29)       (520)
  Business acquisition......................................      --         --         (90)
                                                               -----      -----      ------
          Net cash used in investing activities.............     (47)       (29)       (610)
                                                               -----      -----      ------
Cash flows from financing activities:
  Proceeds from (repayment of) stockholder loans............     707         --        (200)
  Proceeds from stock options exercised.....................      --         --          10
  Sale of common stock......................................     175        127          --
  Proceeds from private placements, net of offering
    expenses................................................      --         --      11,077
                                                               -----      -----      ------
          Net cash provided by financing activities.........     882        127      10,887
                                                               -----      -----      ------
Net increase (decrease) in cash and cash equivalents........     278       (242)      8,528
Cash and cash equivalents at beginning of year..............      24        302          60
                                                               -----      -----      ------
Cash and cash equivalents at end of year....................   $ 302         60       8,588
                                                               =====      =====      ======
Cash paid for interest......................................   $  --         --          97
                                                               =====      =====      ======
Cash paid for income taxes..................................   $  --         --          --
                                                               =====      =====      ======
Supplemental disclosure of noncash investing and financing
  activities:
  See notes 2, 5, 9, 10, 11 and 13 for discussion related to noncash investing and financing activities.

          See accompanying notes to consolidated financial statements.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) DESCRIPTION OF BUSINESS

       Retail Media Systems, Inc. (the "Company"), a Delaware corporation incorporated on May 29, 1996, changed its name to RMS Networks, Inc. in April 2000. The Company is a provider of point-of-purchase advertising and information distributed by broadband satellite networks to retail store locations. The Company creates, produces, transmits and maintains broadband networks designed to influence customer decisions at the point of purchase in retail locations. Programming is tailored to audience demographics and designed to educate, entertain, reinforce branding and move products. The Company also develops tailored Internet strategies providing content for and, in some cases, maintaining websites whose content largely parallels the presentation on the networks. Each network's website can be specifically designed to integrate in-store video segments and product advertisements with related news articles and product promotions, as well as e-commerce.

       During July 1999, the Company completed the acquisition of certain assets and liabilities of NPTV, LLC ("NPTV") and entered into a multi-year license agreement with the National Community Pharmacists Association (the "NCPA"). The license agreement provides that the Company will be the exclusive network provider for the NCPA for a 10 year period (see note 2).

       The Company is subject to risks common to technology-based companies including, but not limited to, the development of new technology, development of markets and distribution channels, dependence on key personnel, and the ability to obtain additional capital as needed. To date, the Company has been funded principally by private equity funding and shareholder loans and has experienced significant losses since inception. The Company's ultimate success is dependent upon its ability to raise additional capital and successfully market its services.

    (B) PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

    (C) CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

    (D) REVENUE RECOGNITION

       The Company's revenues are derived from the production, transmission and distribution of network programming, advertising sales and related equipment sales. Revenue from the

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

       assembly and transmission of programming content is recognized ratably over the term of the related service period. Network advertising revenue is recognized during the period when advertisements are aired or displayed on the network. Production revenue is recognized when earned. Equipment revenues are recognized when the equipment is shipped.

    (E) PROPERTY AND EQUIPMENT, NET

       Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Maintenance and repair costs are expensed as incurred.

    (F) DEVELOPMENT EXPENSES

       Development expenses include costs related to the development and production of new networks and the research and development of new or improved technologies to enhance the functionality of the Company's network systems. Expenses include direct personnel costs, marketing research, production fees, distribution fees, installation fees, related professional services, network solicitation personnel and related costs. Costs associated with the development of a new network are no longer recognized as development expenses when the new network begins to generate revenue.

    (G) INCOME TAXES

       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (H) USE OF ESTIMATES

       Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (I) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

       The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

       that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

    (J) CAPITAL STRUCTURE

       On October 13, 1999, the stockholders of the Company approved a five-for-one stock split. This action was ratified by the Company's Board of Directors and became effective on October 13, 1999. Stockholders of record at the close of business on October 13, 1999 received four additional shares for each one held. All share and per share data presented in the consolidated financial statements and footnotes have been retroactively adjusted to reflect the five-for-one stock split.

    (K) FAIR VALUE OF FINANCIAL INSTRUMENTS

       SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, as well as accounts payable, accrued expenses and deferred revenue, as reflected in the consolidated financial statements, approximate fair value because of the short-term maturity of these instruments.

       Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    (L) BASIC AND DILUTED NET LOSS PER SHARE

       Effective January 1, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". SFAS No. 128 establishes new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. The adoption of SFAS No. 128 did not have a significant impact on the Company's reported EPS.

       In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98, certain common stock and common stock equivalents issued for nominal consideration prior to the initial filing of a registration statement relating to an initial public offering are treated as outstanding for the entire period. The Company had no issuances of common stock

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

       and common stock equivalents for nominal consideration during the three years ended December 31, 1999.

       Basic and diluted net loss applicable to common stockholders per share were computed by dividing net loss applicable to common stockholders by the weighted-average number of shares of common stock outstanding for each period presented. Common stock equivalents were not considered for each of the years in the three-year period ended December 31, 1999 since their effect would be antidilutive.

    (M) ISSUANCE COST

       Issuance costs are amounts paid or the estimated value of warrants or options issued to placement agents or financial consultants to obtain equity financing. The Company allocates issuance costs for equity financing on the relative fair value of the individual elements at the time of issuance. Equity issuance costs are deducted from the proceeds of the related equity securities. The estimated fair value of options issued to placement agents in connection with the issuance of common stock during 1999 was recorded as a stock issuance cost.

    (N) COMPREHENSIVE INCOME

       Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from accumulated deficit and additional paid-in capital in the equity section. Comprehensive income is defined as a change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. There were no differences between net loss and comprehensive loss for each of the years in the three-year period ended December 31, 1999.

    (O) SEGMENT INFORMATION

       Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The Company operates in one segment for management reporting purposes.

    (P) RECLASSIFICATIONS

       Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    (Q) NEW ACCOUNTING PRONOUNCEMENTS

       In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. There was no impact on the Company's consolidated financial statements related to SOP 98-1.

       In April 1998, the AICPA issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organization costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. The Company has no start-up costs capitalized at December 31, 1999.

       In June 1998, the Financial Accounting Standards Board issued SFAS
       No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.
       SFAS No. 133 is expected to be effective for the Company's year ending December 31, 2001. The Company expects SFAS No. 133 to have no material impact on its consolidated financial statements.

       In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 would have no material effect on the financial position or results of operations of the Company.

(2) BUSINESS ACQUISITION

    In July 1999, the Company completed the acquisition of certain assets and liabilities of NPTV from the NCPA and entered into a 10 year license agreement with the NCPA. The acquisition of NPTV has been accounted for under the purchase method and, accordingly the results of the business of NPTV have been included in the consolidated operating results since the date of acquisition. The purchase

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(2) BUSINESS ACQUISITION (CONTINUED)
price for the assets and liabilities of NPTV was approximately $90 in cash. The purchase price was allocated as follows:

Accounts receivable, net....................................   $  41
In-store equipment..........................................     119
Other assets................................................      28
Prepaid license fees........................................     400
Assumed liabilities.........................................    (498)
                                                               -----
Purchase price..............................................   $  90
                                                               =====

    As part of the terms of the asset purchase agreement, the Company is allowed to offset up to $400 of the assumed liabilities plus amounts to be paid under an assumed operating lease against future license fees payable to the NCPA. As a result, the Company recorded prepaid license fees of $400 at the date of acquisition.

    The following unaudited pro forma consolidated results of operations for the year ended December 31, 1999 assumes the acquisition occurred as of January 1, 1999. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had these events occurred at the beginning of the year presented, nor is it necessarily indicative of future results.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Revenue.....................................................     $ 2,611
Net loss....................................................     $(2,742)
Basic and diluted loss per common share.....................     $ (0.42)

(3) PROPERTY AND EQUIPMENT, NET

    Property and equipment, net, are comprised of the following at December 31, 1998 and 1999:

                                                                             USEFUL
                                                        1998       1999       LIVES
                                                      --------   --------   ---------
Computers and communications........................   $  30        215     3-5 years
Network equipment and software......................      46        100     1-2 years
Audio/video and test equipment......................      --         53     3 years
Trade show equipment................................      --         53     3 years
Furniture...........................................      --          2     4 years
                                                       -----       ----
                                                          76        423
Less accumulated depreciation.......................     (21)      (106)
                                                       -----       ----
Property and equipment, net.........................   $  55        317
                                                       =====       ====

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(3) PROPERTY AND EQUIPMENT, NET (CONTINUED)
    Depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $6, $15 and $115, respectively.

(4) LEASES

    The Company has several noncancelable operating leases, primarily for its office space, network related equipment and office equipment that expire over the next 5 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 1997, 1998 and 1999 amounted to approximately $36, $61 and $144, respectively.

    Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are:

                                                              OPERATING
YEAR ENDING DECEMBER 31,                                       LEASES
------------------------                                      ---------
2000........................................................    $445
2001........................................................      84
2002........................................................      30
2003........................................................      12
Thereafter..................................................       9
                                                                ----
Total minimum lease payments................................    $580
                                                                ====

    In addition, on January 5, 2000, the Company entered into an operating lease agreement for office facilities with a related party. The lease term is for 120 months after the Company begins occupancy. The base rent under the lease calls for annual payments of approximately $360. The Company expects to begin occupancy in the third quarter of 2000.

    On December 2, 1999, the Company signed a service agreement with Spacenet Inc. The agreement provides for capital lease financing for the equipment used in the Company's broadband networks and provides for the satellite transmission and reception utilized in the Company's operations. The capital lease financing arrangement sets a minimum number of in-store sites, with monthly payments related to the financing based on the amount of equipment installed, with a 66 month term. The service agreement includes a fixed monthly payment and additional fees based on the number of sites and optional equipment. The Company had not incurred any expense or acquired any equipment under the capital lease arrangement as of December 31, 1999.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(5) STOCKHOLDER LOANS PAYABLE

    The Company's stockholder loans consist of the following as of December 31, 1998 and 1999:

                                                                1998       1999
                                                              --------   --------
Two unsecured non-negotiable promissory notes totaling $125
  dated June 5, 1996, with original maturities on January 1,
  2000. Principal payable in full on the date of maturity
  and interest due annually at 10% per annum on the unpaid
  balance; issued with 2,500,000 common shares (net of
  unamortized discount of $1 in 1998*)......................   $  30           --
Four unsecured promissory notes totaling $700 dated
  January 29, 1997, with original maturities of January 1,
  2000. Principal payable in full on the date of maturity
  and interest due annually at 10% per annum on the unpaid
  balances; issued with 2,000,000 common shares (net of
  unamortized discount of $10 in 1998*).....................     160           --
                                                               -----     --------
Total stockholder loans.....................................   $ 190           --
                                                               =====     ========

    *In connection with the issuance of the unsecured promissory notes (the "Notes"), the Company also issued to the holders of the Notes shares of the Company's common stock. The Company accounted for the equity issued at the fair value at the time of the transaction and the Notes were discounted accordingly. The discount on the Notes is amortized as interest over the term of the Notes. Interest expense from the amortization of the discount on the Notes is $41, $77 and $10 for the years ended December 31, 1997, 1998 and 1999, respectively.

    On December 23, 1998, the Company and the holders of the Notes entered into an agreement whereby $625 of the undiscounted principal balance of the Notes was converted into 625,000 shares of the Company's common stock.

(6) ACCRUED EXPENSES

    Accrued expenses consist of the following at December 31:

                                                                1998       1999
                                                              --------   --------
Due to related parties......................................    $345       313
Accrued professional fees...................................      --        60
Accrued vacation............................................      --        33
Other miscellaneous accruals................................      --       112
                                                                ----       ---
                                                                $345       518
                                                                ====       ===

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(7) INCOME TAXES

    There was no income tax expense or benefit for the years ended December 31, 1997, 1998 and 1999 which differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax loss from operations as a result of the following:

                                                            1997       1998       1999
                                                          --------   --------   --------
Computed "expected" tax benefit.........................   $ 301        232        869
Increase (reduction) in income tax benefit resulting
  from:
  Increase in valuation allowance for deferred tax
    asset...............................................    (310)      (214)      (943)
  Discount on Notes.....................................     (14)       (26)        (4)
  State and local income taxes, net of Federal income
    tax.................................................      30         20         91
  Other, net............................................      (7)       (12)       (13)
                                                           -----       ----       ----
  Income tax benefit....................................   $  --         --         --
                                                           =====       ====       ====

    The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, 1998 and 1999 are presented below:

                                                                1998       1999
                                                              --------   --------
Deferred tax asset:
  Fixed assets..............................................   $   3          89
  Capitalized organizational and start-up costs.............     223         167
  Capitalized research and experimentation..................      16          12
  Deferred compensation.....................................     100         128
  Net operating loss carryforward...........................     251       1,127
  Other.....................................................      --          13
                                                               -----      ------
Total gross deferred tax asset..............................     593       1,536
Less valuation allowance....................................    (593)     (1,536)
                                                               -----      ------
Net deferred tax asset......................................   $  --          --
                                                               =====      ======

    As of December 31, 1998 and 1999, a valuation allowance for the full amount of the net deferred tax asset resulting from the tax net operating losses and other items was utilized because of uncertainty regarding its realization.

    At December 31, 1999, the Company has net operating loss carryforwards for Federal income tax purposes of $2,994 which are available to offset future Federal taxable income, if any, through 2019. The utilization of the Company's net operating loss carryforwards may be limited if a defined change in ownership occurs for tax purposes.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(8) COMMITMENTS AND CONTINGENCIES

    EMPLOYMENT AGREEMENTS

    The Company has employment agreements with specified employment terms with executives that provide for annual base salaries, annual salary increases, an annual bonus and periodic stock option grants subject to the approval by the compensation committee of the Company's board of directors. The terms of their agreements vary in length up to two years and provide for aggregate annual base salaries of $1,112. These agreements, and other employment agreements with other executives that do not have specified employment terms, provide for non-compete provisions.

    LICENSE FEES

    As part of the acquisition detailed in note 2, the Company has committed to pay certain license fees to NCPA under a ten year license agreement. The fees are calculated as a product of the number of eligible subscribers to the PharmaSee network, multiplied by a fee margin. The number of subscribers to the PharmaSee network was approximately 650 at December 31, 1999. Per the agreement, the Company also has the right to offset the license fees payable against $400 of the liabilities assumed in the purchase plus amounts to be paid under an assumed operating lease.

(9) STOCK OPTION PLANS

    On August 1, 1997, the Company adopted the Retail Media Systems, Inc. 1997 Stock Option Plan (the "1997 Plan") pursuant to which the Company's board of directors may grant stock options to officers, employees and non-employees. The 1997 Plan authorizes grants of options to purchase up to 875,000 shares of authorized but unissued common stock.

    On December 23, 1998, the Company adopted the Retail Media Systems, Inc. 1998 Stock Option Plan (the "1998 Plan") pursuant to which the Company's board of directors may grant stock options to officers, employees and non-employees. The 1998 Plan authorizes grants of options to purchase up to 1,375,000 shares of authorized but unissued common stock.

    On September 27, 1999, the Company adopted the Retail Media Systems, Inc. Employee Stock Option Plan #3 (the "Plan No. 3") pursuant to which the Company's board of directors may grant options to officers, employees, and non-employees. Plan No. 3 authorizes grants of options to purchase up to 1,250,000 shares of authorized but unissued common stock.

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(9) STOCK OPTION PLANS

    All stock options are granted with an exercise price equal to or greater than the stock's fair market value at the date of grant. The 1997 Plan, 1998 Plan and Plan No. 3 have 5 year terms and vest ratably over 5 years. The stock option plans provide for immediate vesting of all outstanding options in the event of a change of control, as defined, or upon the completion of an initial public offering of the Company's common stock (note 15).

    At December 31, 1999, there were 165,000, 38,970 and 912,819 additional shares available for grant under the 1997 Plan, the 1998 Plan and the Plan
No. 3, respectively. The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $0.22, $0.46 and $5.61 on the date of grant using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions for 1997, 1998 and 1999--expected dividend yield 0 percent, risk-free interest of 7 percent, and an expected life of 5 years.

    The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" and, pursuant to its provisions, elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost was recognized for these stock options in the consolidated financial statements. Compensation expense was recognized with respect to non-employee stock options during the years ended December 31, 1997, 1998 and 1999 and is included in selling, general and administrative expenses. Had the Company determined compensation cost based on the fair value at the grant date for its stock options issued pursuant to the 1997 Plan, 1998 Plan and Plan No. 3 under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

PRO FORMA DISCLOSURES                                           1997       1998       1999
---------------------                                         --------   --------   --------
Net loss:
  As reported...............................................   $ (886)     (681)     (2,556)
                                                               ------     -----      ------
  Pro forma.................................................   $ (895)     (717)     (2,761)
                                                               ------     -----      ------

Net loss applicable to common shareholders per share:
  As reported...............................................   $(0.18)    (0.13)      (0.39)
                                                               ------     -----      ------
  Pro forma.................................................   $(0.18)    (0.14)      (0.42)
                                                               ------     -----      ------

    Pro forma net loss reflects options granted since the Company's inception in 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is reflected in the pro forma net loss amounts presented above.

    The Company accounts for stock options granted to non-employees based on the fair value of the stock options granted. During 1998 and 1999, the Company recorded $24 and $127, respectively, of stock compensation expense related to stock options for the purchase of 85,000 and 133,900 shares of common stock, respectively, granted to non-employees. The fair value of such options was estimated on the dates of grant using the Black-Scholes model with the following assumptions for 1998 and 1999--

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(9) STOCK OPTION PLANS (CONTINUED)
volatility at 50 percent, expected dividend yield 0 percent, risk-free interest of 7 percent, and an expected life of 1 to 5 years.

    Stock option activity during the periods indicated is as follows:

                                                              NUMBER OF   WEIGHTED-AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Balance at August 1, 1997...................................         --        $  --
  Granted...................................................    610,000         1.09
  Exercised.................................................         --           --
  Forfeited.................................................         --           --
  Expired...................................................         --           --
                                                              ---------        -----
Balance at December 31, 1997................................    610,000         1.09
  Granted...................................................    489,375         1.67
  Exercised.................................................         --           --
  Forfeited.................................................     (8,125)        2.00
  Expired...................................................         --           --
                                                              ---------        -----
Balance at December 31, 1998................................  1,091,250         1.34
  Granted...................................................  1,556,441         6.21
  Exercised.................................................    (10,000)        1.00
  Forfeited.................................................    (45,580)        3.31
  Expired...................................................         --           --
                                                              ---------        -----
Balance at December 31, 1999................................  2,592,111        $4.23
                                                              =========        =====

    At December 31, 1999, the range of exercise prices and weighted-average remaining contractual lives of outstanding options was $1.00 to $11.00 and
3.85 years, respectively.

    At December 31, 1998 and 1999, the number of options exercisable was 122,000 and 522,900, respectively, and the weighted-average exercise price of those options was $1.09 and $1.74, respectively.

(10) PRIVATE PLACEMENTS

    During 1999 the Company privately placed a total of approximately 2,006,200 shares of common stock through two separate placements. The first placement (the "First Placement") placed approximately 867,700 shares at $3.00 per share for a total of $2,558 in net proceeds. Concurrently, the Company granted options for 58,900 shares to the Company's First Placement advisor. The second placement (the "Second Placement") placed approximately 1,138,500 shares at $8.40 per share for a total of $8,837 in net proceeds at December 31, 1999, less a subscription receivable of $317 which was received in January 2000. Subsequent to December 31, 1999, approximately 203,900 additional shares were placed for a total of $1,713 in proceeds. At December 31, 1999 an option for 50,000 shares had been issued to the Company's Second Placement advisor. Upon completion of the equity transaction in January 2000, the Second Placement advisor was issued an additional grant of options equal to 80,206

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(10) PRIVATE PLACEMENTS (CONTINUED)
shares. In addition, the Second Placement advisor is entitled to warrants equal to 1 percent of the total number of shares offered in any initial public offering completed during the term of the advisor's engagement. The warrants would be exercisable for a term of three years from the date of issuance at an exercise price equal to 110 percent of the valuation of the Company's common stock as part of such transaction.

(11) COMMON SHARES ISSUED FOR SERVICES

    On June 14, 1999, the Company entered into a licensing agreement with International Interactive Media, Inc. ("I2M") whereby the Company has exclusive rights to license products that I2M has developed for the Company. The Company paid a one-time $300 license fee to I2M by issuing 100,000 shares of the Company's common stock. The Company expensed these costs, which are included in development expenses for the year ended December 31, 1999.

(12) BUSINESS AND CREDIT CONCENTRATIONS

    During the year ended December 31, 1999, approximately 76 percent of the Company's total revenue was attributed to one customer. In addition, there were accounts receivable from this customer at December 31, 1999 of approximately $2. The loss of this customer or a significant decrease in revenue from this customer would have a material adverse effect on the results of operations of the Company.

    The Company estimates an allowance for doubtful accounts generally based on an analysis of collections in prior years, the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of its bad debts.

(13) LOSS ON IMPAIRMENT OF FIXED ASSETS

    In connection with entering into the service agreement with Spacenet Inc. (see note 4), the Company decided to replace its in-store equipment acquired from NPTV and at certain other locations within the first and second quarter of 2000. As a result, the Company recognized an impairment on this equipment of $262 at December 31, 1999.

(14) RELATED PARTY TRANSACTIONS

    The Company incurred approximately $50, $85 and $133 for legal services provided by a related party during the years ended December 31, 1997, 1998 and 1999, respectively. The Company converted $50 of legal fees to this related party into shares of the Company's common stock on August 1, 1997.

    Interest expense on stockholder loans amounted to $77, $81 and $58, (excluding amortization of discount on the Notes) for the years ended
December 31, 1997, 1998 and 1999, respectively. Accrued interest payable at December 31, 1998 and 1999 on these stockholder loans amounted to $165 and $87, respectively. The Company converted a portion of the stockholder loans to common stock during 1998 (see note 5).

                      RMS NETWORKS, INC. AND SUBSIDIARIES
                     (FORMERLY RETAIL MEDIA SYSTEMS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1997, 1998 AND 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(14) RELATED PARTY TRANSACTIONS (CONTINUED)
    During 1999, the Company issued options to acquire 58,900 shares of its common stock at an exercise price of $3.00 per share to its First Placement Advisor (see note 10) and paid a fee of $30. Certain directors of the Company are also directors and/or investors in the First Placement Advisor. Another company controlled by a director of the Company purchased 250,000 shares for $750 in connection with the First Placement.

    During 1999, the Company paid a director $90 in consulting fees.

(15) PROPOSED INITIAL PUBLIC OFFERING

    On April 5, 2000, the Company entered into a mandate letter with an investment banking firm to act as lead underwriter for an initial public offering of the Company's common shares, which is expected to be completed in 2000. There can be no assurance that the initial public offering will occur.

--------------------------------------------------------------------------------

                                     [LOGO]
                               RMS NETWORKS, INC.

                                     SHARES

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                                          , 2000

                               CIBC WORLD MARKETS
                               ROBERTSON STEPHENS
                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL       , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth expenses and costs payable by RMS (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.

                                                                AMOUNT
                                                              ----------
Registration fee under Securities Act.......................  $19,800.00
NASD filing fee.............................................    8,000.00
The Nasdaq National Market fees.............................      *
Legal fees and expenses.....................................      *
Blue sky fees and expenses..................................      *
Accounting fees and expenses................................      *
Printing and engraving expenses.............................      *
Registrar and transfer agent fees...........................      *
Miscellaneous expenses......................................      *
                                                              ----------
    Total...................................................  $   *
                                                              ==========

------------------------

    * To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.
Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director, officer, employee or agent of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action (I.E., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director, officer, employee or agent in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Pursuant to Section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under
Section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

    We have entered into indemnification agreements with our directors and officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and officers against certain liabilities that may arise because of their status or service as directors or officers.

    We have obtained insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of RMS, may also pay amounts for which RMS has granted indemnification to the directors or officers.

    Additionally, reference is made to the underwriting agreement filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by the underwriters of RMS, its directors and officers who sign the registration statement and persons who control RMS, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    During 1996 we issued 1,850,000 shares of our common stock to Jason M. Kates for $1,747, 650,000 shares of our common stock to Gary Halpin for $320, 275,000 shares of our common stock to Joel Kates for $225, and 75,000 shares of our common stock to Cecil C. Williams and Susan P. Williams for $25,047.

    During 1996 we issued 150,000 shares of our common stock to Tripp, Scott, P.A. (f/k/a Tripp, Scott, Conklin & Smith) for $35,093 equivalent of legal services.

    In January 1997 we issued 250,000 shares of our common stock to Joel Kates for $12,500, 583,335 shares of our common stock to Garry Johnson for $29,167, 583,330 shares of our common stock to Norman Tripp for $29,166 and 583,335 shares of our common stock to Dennis Smith and his spouse for $29,167.

    In July 1997 we issued 50,000 shares of our common stock to Tripp, Scott, P.A. as consideration for legal services rendered by such firm.

    In December 1997 we sold 75,000 shares of our common stock to Ben Wagman for $75,000. In April 1998 we issued 40,000 shares of our common stock to Thomas Fay, an employee, for cash and as reimbursement for certain moving costs.

    During 1999 we issued 10,000 shares to Ellen Springs, a former employee.

    In May 1998 we issued 100,000 shares to four individuals for $100,000. These individuals represented to us that they were accredited investors within the meaning of Regulation D under the Securities Act.

    In December 1998 six of our shareholders converted $625,000 of our outstanding promissory notes into 625,000 shares of our common stock.

    In March 1999 we issued options to acquire 58,900 shares of our common stock at an exercise price of $3.00 per share to LPS Capital Ltd.

    In June 1999 we issued 100,000 shares of our common stock to Casville Investments, Ltd. (International Interactive Media, Inc.) as consideration for the grant of a computer software and hardware license valued at $300,000. Casville represented to us that it was an accredited investor within the meaning of Regulation D under the Securities Act.

    During February through July 1999 we sold 867,663 shares of our common stock to institutions and individuals and received gross proceeds of approximately $2.6 million. These institutions and individuals represented to us that they were accredited investors within the meaning of Regulation D under the

Securities Act, other than two purchasers who bought $45,000 of our common stock in the offering with the assistance of a sophisticated purchaser representative.

    In November 1999 we issued 1,000 shares of our common stock to an individual as consideration for approximately $8,400 of insurance services provided to us.

    In December 1999 and January 2000 we sold 1,342,414 shares of our common stock to institutions and individuals for gross proceeds of approximately
$11.3 million before expenses. Each purchaser represented to us that it was an accredited investor within the meaning of Regulation D under the Securities Act, other than one purchaser who bought $25,000 of our common stock in the offering with the assistance of a sophisticated purchaser representative. In July 1999 we issued options to acquire 50,000 shares of our common stock at an exercise price of $6.60 per share to the placement agent for this private placement and in January 2000 we issued options to acquire 80,206 shares of our common stock at an exercise price of $9.24 per share to this placement agent.

    In February 2000 we issued 10,000 shares of our common stock to seven individuals as partial consideration for executing non-compete agreements. The seven individuals represented that they were accredited investors or making their investment decision in reliance on a sophisticated purchaser representative.

    The issuances of our common stock and awards of stock options described above were made pursuant to Sections 4(2) (including Regulation D) or 3(b) (including Rule 701) under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    The following documents are filed as exhibits to this registration statement:

EXHIBIT                                         DESCRIPTION
-------                                         -----------
                 1.1*   Form of Underwriting Agreement
                 3.1*   Form of certificate of incorporation of RMS, as amended and restated
                 3.2*   Form of bylaws of RMS, as amended and restated
                 4.1*   Form of certificate of common stock
                 5.1*   Opinion of Fried, Frank, Harris, Shriver & Jacobson
                10.1    Programming Agreement, dated as of April 1, 1999, by and
                        between Advance Stores Company, Incorporated, and Retail
                        Media Systems, Inc. Portions of this exhibit have been
                        omitted pursuant to an application for confidential
                        treatment pursuant to Rule 406 under the Securities Act of
                        1933, as amended.
                10.2*   License Agreement, dated June 30, 1999, by and between
                        National Community Pharmacists Association, as Licensor, and
                        Retail Media Systems, Inc., as Licensee.
                10.3    Asset Purchase and Sale Agreement, dated June 30, 1999,
                        between NPTV LLC, National Community Pharmacists Association and Retail Media Systems, Inc. Portions of this exhibit have been omitted pursuant to an application for confidential
                        treatment pursuant to Rule 406 under the Securities Act of
                        1933, as amended.
                10.4    Service Agreement, dated as of December 2, 1999, between
                        Retail Media Systems, Inc. and Spacenet Inc. Portions of
                        this exhibit have been omitted pursuant to an application
                        for confidential treatment pursuant to Rule 406 under the
                        Securities Act of 1933, as amended.
                10.5*   Transponder Lease Agreement, dated August 30, 1996, between
                        Microspace Communications Corporation and The National
                        Pharmacy Network, LLC; Assignment Agreement, dated June 30,
                        1999, between NARD Enterprises, Inc., National Pharmacy
                        Network, LLC, and Pharmasee, L.L.C.
                10.6*   Office Lease Agreement, dated as of January 5, 2000, between
                        Third and Ninth Limited Partnership and Retail Media
                        Systems, Inc.
                10.7*   Service Agreement, dated as of March 10, 2000, between
                        Retail Media Systems, Inc., The Sports Authority, Inc. and
                        the other parties named therein.
                10.8*   Form of Sterling Financial Group Stock Option Agreement
                10.9*   Employment Agreement between Retail Media Systems, Inc. and
                        Jason M. Kates
                10.10*  Employment Agreement between Retail Media Systems, Inc. and
                        Brent Burns
                10.11*  Retail Media Systems 1997 Employee Stock Option Plan, as
                        amended
                10.12*  Retail Media Systems 1998 Employee Stock Option Plan, as
                        amended
                10.13*  Retail Media Systems Employee Stock Option Plan #3
                10.14*  2000 Stock Incentive Plan
                10.15*  Form of Stock Option Agreement
                10.16*  Form of Indemnification Agreement
                21.1    Subsidiaries of RMS
                23.1    Consent of KPMG LLP
                23.2*   Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in Exhibit 5.1 above)
                24.1    Power of Attorney (included on signature page of this
                        registration statement)
                27.1    Financial data schedule

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) It will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on April 5, 2000.

                                                       RMS NETWORKS, INC.

                                                       BY:              /S/ JASON M. KATES
                                                            -----------------------------------------
                                                                          Jason M. Kates
                                                                 Chairman of the Board, President
                                                                   and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason M. Kates, Brent D. Burns and Dennis D. Smith, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                 TITLE                       DATE
              ---------                                 -----                       ----
          /s/ JASON M. KATES            Chairman of the Board, President and
-------------------------------------     Chief Executive Officer (Principal    April 5, 2000
            Jason M. Kates                Executive Officer)

                                        Chief Financial Officer, Executive
          /s/ BRENT D. BURNS              Vice President, Treasurer and
-------------------------------------     Director (Principal Financial and     April 5, 2000
            Brent D. Burns                Accounting Officer)

           /s/ DAVID CLARKE             Director
-------------------------------------                                           April 5, 2000
             David Clarke

          /s/ JOHN MCMENAMIN            Director
-------------------------------------                                           April 5, 2000
            John McMenamin

              SIGNATURE                                 TITLE                       DATE
              ---------                                 -----                       ----
         /s/ DENNIS D. SMITH            Director
-------------------------------------                                           April 5, 2000
        Dennis D. Smith, Esq.

         /s/ NORMAN D. TRIPP            Director
-------------------------------------                                           April 5, 2000
        Norman D. Tripp, Esq.

           /s/ BRIAN WOODS              Director
-------------------------------------                                           April 5, 2000
             Brian Woods

                                 EXHIBIT INDEX

       EXHIBIT          DESCRIPTION
---------------------   -----------
                 1.1*   Form of Underwriting Agreement

                 3.1*   Form of certificate of incorporation of RMS, as amended and restated

                 3.2*   Form of bylaws of RMS, as amended and restated

                 4.1*   Form of certificate of common stock

                 5.1*   Opinion of Fried, Frank, Harris, Shriver & Jacobson

                10.1 Programming Agreement, dated as of April 1, 1999, by and between Advance Stores Company, Incorporated, and Retail
                        Media Systems, Inc. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.

                10.2*   License Agreement, dated June 30, 1999, by and between
                        National Community Pharmacists Association, as Licensor, and
                        Retail Media Systems, Inc., as Licensee.

                10.3    Asset Purchase and Sale Agreement, dated June 30, 1999,
                        between NPTV LLC, National Community Pharmacists Association and Retail Media Systems, Inc. Portions of this exhibit have been omitted pursuant to an application for confidential
                        treatment pursuant to Rule 406 under the Securities Act of
                        1933, as amended.

                10.4    Service Agreement, dated as of December 2, 1999, between
                        Retail Media Systems, Inc. and Spacenet Inc. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.

                10.5*   Transponder Lease Agreement, dated August 30, 1996, between
                        Microspace Communications Corporation and The National
                        Pharmacy Network, LLC; Assignment Agreement, dated June 30,
                        1999, between NARD Enterprises, Inc., National Pharmacy
                        Network, LLC, and Pharmasee, L.L.C.

                10.6*   Office Lease Agreement, dated as of January 5, 2000, between
                        Third and Ninth Limited Partnership and Retail Media
                        Systems, Inc.

                10.7*   Service Agreement, dated as of March 10, 2000, between
                        Retail Media Systems, Inc. The Sports Authority, Inc. and the other parties named therein.

                10.8*   Form of Sterling Financial Group Stock Option Agreement

                10.9*   Employment Agreement between Retail Media Systems, Inc. and
                        Jason M. Kates

                10.10*  Employment Agreement between Retail Media Systems, Inc. and
                        Brent Burns

                10.11* Retail Media Systems 1997 Employee Stock Option Plan, as amended

                10.12* Retail Media Systems 1998 Employee Stock Option Plan, as amended

                10.13*  Retail Media Systems Employee Stock Option Plan #3

                10.14*  2000 Stock Incentive Plan

                10.15*  Form of Stock Option Agreement

                10.16*  Form of Indemnification Agreement

                21.1    Subsidiaries of RMS

                23.1    Consent of KPMG LLP

                23.2*   Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in Exhibit 5.1 above)

                24.1 Power of Attorney (included on signature page of this registration statement)

                27.1    Financial data schedule

------------------------

*   To be filed by amendment.